   As filed with the Securities and Exchange Commission on June 7, 2001
                                                      Registration No. 333-60832
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     under
                           The Securities Act of 1933
                                ---------------
                                  PEMSTAR INC.
             (Exact name of registrant as specified in its charter)

                                     3672                  41-1771227
      Minnesota               (Primary Standard         (I.R.S. Employer
   (State or other                Industrial         Identification Number)
   jurisdiction of            Classification Code
   incorporation or                 Number)
    organization)
                           3535 Technology Drive N.W.
                           Rochester, Minnesota 55901
                                 (507) 288-6720
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                Allen J. Berning
                                  Pemstar Inc.
                           3535 Technology Drive N.W.
                           Rochester, Minnesota 55901
                                 (507) 288-6720
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                   Copies to:

          Jonathan B. Abram                         Dennis M. Myers
         Dorsey & Whitney LLP                       Kirkland & Ellis
        220 South Sixth Street                  200 East Randolph Drive
  Minneapolis, Minnesota 55402-1498             Chicago, Illinois 60601
            (612) 340-2600                           (312) 861-2000


                                ---------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                                ---------------

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                      CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                              Proposed       Maximum
                                                Amount        Maximum       Aggregate      Amount of
Title of Each Class of                          to be      Offering Price Offering Price  Registration
Securities to be Registered                   Registered     Per Share         (1)          Fee (2)
------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share
 (3).......................................   5,893,750        $11.83      $69,723,062        $82

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a).

(2)  Reflects prior payment of $17,350.

(3) Includes certain associated preferred stock rights that will be issued to each shareholder pursuant to a rights agreement.


                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy +
+these securities, in any jurisdiction where the offer or sale is not          +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion, dated June 7, 2001

PROSPECTUS

                                5,125,000 Shares

                                    PEMSTAR

                                  Common Stock

--------------------------------------------------------------------------------

  Pemstar Inc. is offering 4,500,000 shares and selling shareholders identified in this prospectus are offering 625,000 shares.

  Our common stock is reported on the Nasdaq National Market under the symbol "PMTR." The last reported sale price of the common stock on May 17, 2001 was $12.66 per share.

    Investing in the shares involves risks. "Risk Factors" begin on page 9.

                                                                     Per
                                                                    Share Total
                                                                    ----- -----
Public Offering Price..............................................  $    $
Underwriting Discounts and Commissions.............................  $    $
Proceeds to Pemstar................................................  $    $
Proceeds to Selling Shareholders...................................  $    $

  We have granted the underwriters a 30-day option to purchase up to 768,750 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers, on behalf of the underwriters, expects to deliver the shares
on or about      , 2001.

--------------------------------------------------------------------------------

                        Joint Book-Running Managers

Lehman Brothers                                                         JPMorgan

                                  -----------

                               Robertson Stephens

                                                             CIBC World Markets

     , 2001

                                     [LOGO]

   3 photographs with accompanying text placed above each photograph as follows:

     Engineering--photograph of hands holding pencil and small (unidentified) object, partial overlay of graph paper

     Manufacturing--cropped photograph containing partial images of a CPU, fiber optic fillaments and electronic components (unidentified)

     Fulfillment--night shot--front arial of commercial jet (unidentified) on the runway with staircase and scissor truck

   Bottom right corner--line drawing of partial globe with latitude and longitude lines

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    9
Use of Proceeds.....................   15
Dividend Policy.....................   15
Price Range of Common Stock.........   15
Capitalization......................   16
Unaudited Pro Forma Consolidated
 Financial Data.....................   17
Selected Consolidated Financial
 Data...............................   19
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   20

                                      Page
                                      ----
Business............................   27
Management..........................   40
Related Party Transactions..........   47
Principal and Selling Shareholders..   49
Description of Capital Stock........   51
Underwriting........................   56
Legal Matters.......................   59
Experts.............................   59
Where You Can Find More
 Information........................   59
Index to Financial Statements.......  F-1

                             ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

   This preliminary prospectus is subject to completion prior to this offering.

   Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believe," "continue," "could," "estimate," "expects," "intends," "may," "plans," "seeks," "should," or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the factors discussed under "Risk Factors."

   PEMSTAR(R) is a registered trademark of Pemstar Inc. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

   This summary highlights information we present in greater detail elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of factors described under "Risk Factors" and elsewhere in this prospectus.

                                  Pemstar Inc.

   We are a rapidly growing provider of electronics manufacturing services to original equipment manufacturers in the communications, computing, data storage, industrial and medical equipment markets. Electronics manufacturing services include:

  . Manufacturing services, including the assembly of electrical and mechanical components and products;

  . Engineering, design and test services, including the development of product specifications, manufacturing processes and equipment, and product testing systems;

  . Supply chain management, including materials procurement, identification of suppliers and inventory management; and

  . Fulfillment services, including delivery of completed products and components to end users and repair and replacement services for manufactured products and components.

Original equipment manufacturers design, build, market and sell new products to end users of these products. These manufacturers may outsource one or more of these functions to electronics manufacturing services providers.

   We provide a comprehensive range of electronics manufacturing services, including engineering, manufacturing and fulfillment services to our customers on a global basis through fifteen facilities strategically located in North America, Asia, Europe and South America. Our comprehensive service offerings support our customers' needs from product development and design through manufacturing to worldwide distribution and aftermarket support. We offer our communications industry customers substantial expertise and experience in the optical and wireless components and systems markets that are experiencing rapidly growing demand for specialized engineering and manufacturing services. Since our founding in 1994, we have experienced strong financial growth and consistent profitability. Our pro forma net sales for fiscal 2001 were $650.9 million.

   The electronics manufacturing services industry is experiencing dramatic growth primarily driven by the overall growth of the electronics industry, increased use of outsourcing among original equipment manufacturers and frequent asset divestitures by these manufacturers to electronics manufacturing services businesses. By outsourcing electronics manufacturing services, original equipment manufacturers are able to focus on their core competencies, such as product development, sales, marketing and customer service, while utilizing the expertise of electronics manufacturing services providers in assembly and test operations and supply chain management. These manufacturers are increasingly outsourcing a broad spectrum of design services, including product definition, design for manufacturability and design for test. Technology Forecasters, Inc. projects that the global electronics manufacturing services industry will grow at an average annual rate of 27%, from $78.0 billion of revenues in 1999 to $260.3 billion in 2004. Technology Forecasters also projects that the communications segment, which represented $37.9 billion of revenues in 2000, will be the fastest growing electronics manufacturing services market through 2004. Additionally, the electronics manufacturing services industry is highly fragmented, with over 3,000 independent electronics manufacturing services providers in existence and the twenty largest providers accounting for 72% of the worldwide market in 2000 based on revenues.

   Our customers include industry leading original equipment manufacturers such as Diva Systems, Efficient Networks, Fluke Corporation, Fujitsu, Honeywell, IBM, Motorola, Pinnacle, RSA and Seagate. We also have capitalized on our expertise in the optical and wireless components and systems markets to develop strong relationships with a number of emerging optical and wireless components and systems original equipment manufacturers, including Interwave, ONI Systems, Optical Solutions, Qlogic, Repeater Technologies, Terayon and Western Multiplex.

   Over the past several years, we have completed a number of acquisitions and established new operations in order to expand our geographic presence, enhance our product and service offerings, diversify our customer base and increase our production capacity. Since May 1, 1999, we have completed four acquisitions to expand our operations to Almelo, the Netherlands; San Jose, California; Dunseith, North Dakota and Taunton, Massachusetts. Since 1994, we also have opened facilities in Austin, Texas; Guadalajara, Mexico; Tianjin, China; Navan, Ireland; Singapore; Hortolandia, Brazil; Yokohama, Japan and Bangkok, Thailand, which have expanded our manufacturing and distribution capabilities and further broadened our customer base. We continue to actively pursue potential acquisitions to complement our internal growth and to expand our business.

   Our business is built on several specific characteristics, including the following:

  . We provide our customers with worldwide engineering and product design services by utilizing over 600 engineering professionals across all of our locations.

  . We focus substantial resources on the rapidly expanding communications industry and have developed specific expertise in optical and wireless components and systems market segments.

  . We complement our engineering capabilities with a comprehensive range of manufacturing, value-added component assembly, customized final system assembly and fulfillment services, such as worldwide distribution and aftermarket services.

  . We have established a global network of facilities in the world's major electronics markets--North America, Asia, Europe and South America--to serve the increasing outsourcing needs of both multinational and regional original equipment manufacturers.

   Among the challenges we face and the risks inherent in investing in our business are the intense competition and significant fluctuation in product demand which characterize our industry. A significant portion of our net sales are made to a small number of customers with whom we do not have firm long-term purchase orders or commitments. We compete with a number of other electronics manufacturing services providers, many of which have global operations and greater resources than we do. In addition, we have experienced rapid growth in a short period of time and we may face challenges in managing our expansion and integrating acquired businesses.

                                  Our Strategy

   Our objective is to enhance our position as a provider of electronics manufacturing services to original equipment manufacturers worldwide. We intend to achieve this objective by continuing to employ the following strategies:

  .  Leverage our worldwide engineering services;

  . Provide comprehensive engineering, manufacturing and fulfillment service offerings;

  .  Focus on optical and wireless markets;

  .  Expand our global scale and infrastructure;

  .  Pursue selective acquisitions;

  .  Focus on quality management; and

  .  Provide superior supply chain management.

                              Recent Developments

   On May 7, 2001, we completed the acquisition of the business of U.S. Assemblies New England, Inc., which operates through an 85,000 square foot facility located in Taunton, Massachusetts. This business' principal customer is Telco Systems, a telecommunications company. The aggregate purchase price included $12.6 million in cash and the assumption of $1.7 million of indebtedness. We believe this acquisition will enable us to better serve existing customers located in New England and provide access to important new customers.

                                ----------------

   Pemstar is a Minnesota corporation incorporated in 1994. Our principal executive office is located at 3535 Technology Drive N.W., Rochester, Minnesota 55901. Our telephone number is (507) 288-6720. We maintain a website on the Internet at www.pemstar.com. Our website, and the information contained therein, is not a part of this prospectus.

                                  The Offering

Common stock offered by Pemstar.....    4,500,000 shares

Common stock offered by selling         625,000 shares
shareholders........................

Common stock to be outstanding
 after the offering.................
                                        32,794,347 shares

Use of proceeds.....................    We intend to use the net proceeds from
                                        this offering to repay existing
                                        indebtedness. See "Use of Proceeds."

Nasdaq National Market symbol.......    "PMTR"

   The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of March 31, 2001, and excludes:

  . 4,418,677 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2001, with a weighted average exercise price of $5.93 per share; and

  . 765,778 additional shares reserved for issuance under our stock incentive plans.

   Our fiscal year ends on March 31 of each year and fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended March 31, 2001, is referred to as "fiscal 2001." Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option granted by us.

                      Summary Consolidated Financial Data

   The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited pro forma consolidated data for the fiscal year ended March 31, 2001 gives effect to the acquisition of Turtle Mountain Corporation as if it had occurred on April 1, 2000. Operating results for Turtle Mountain from the date of acquisition, August 1, 2000, through March 31, 2001, are included in our statement of income data for the year ended March 31, 2001.

                                            Year Ended March 31,
                          -------------------------------------------------------------
                                                                               2001
                           1997      1998      1999      2000      2001    Pro Forma(1)
                          -------  --------  --------  --------  --------  ------------
                                   (in thousands, except per share data)
Consolidated Statements
 of Income Data:
Net sales...............  $31,895  $165,049  $187,381  $393,842  $635,307    $650,904
Costs of goods sold.....   27,347   147,962   172,219   363,974   581,278     594,993
                          -------  --------  --------  --------  --------    --------
Gross profit............    4,548    17,087    15,162    29,868    54,029      55,911
Selling, general and
 administrative
 expenses...............    2,976     8,328    10,955    21,576    37,366      38,002
Amortization............       --        54       190     1,281     1,961       2,118
                          -------  --------  --------  --------  --------    --------
Operating income........    1,572     8,705     4,017     7,011    14,702      15,791
Other income (expense)--
 net....................      247       455      (438)      (74)      967       1,030
Interest expense........     (315)     (746)     (640)   (3,588)   (7,550)     (8,276)
                          -------  --------  --------  --------  --------    --------
Income before income
 taxes..................    1,504     8,414     2,939     3,349     8,119       8,545
Income tax expense......      554     3,097     1,273       698     1,436       1,601
                          -------  --------  --------  --------  --------    --------
Net income..............  $   950  $  5,317  $  1,666  $  2,651  $  6,683    $  6,944
                          =======  ========  ========  ========  ========    ========
Net income per share:
  Basic.................  $  0.12  $   0.55  $   0.15  $   0.23  $   0.29    $   0.30
  Diluted...............     0.12      0.49      0.12      0.15      0.25        0.26
Weighted average number
 of common shares
 outstanding (2):
  Basic.................    8,009     9,653    10,897    11,503    23,013      23,013
  Diluted...............    8,039    10,874    14,143    17,167    26,943      26,943
Other Financial Data:
Depreciation............  $   911  $  1,929  $  3,331  $  7,455  $ 12,097
Capital expenditures....    2,887     8,393     8,657    13,415    42,542
Supplemental Data:
EBITDA (3)..............  $ 2,730  $ 11,143   $ 7,100  $ 15,673  $ 29,727
Net cash provided by
 (used in) operating
 activities.............      776    (1,374)       65   (20,225)  (54,219)
Net cash provided by
 (used in) investing
 activities.............   (2,938)  (10,126)   (4,989)  (52,611)  (62,684)
Net cash provided by
 (used in) financing
 activities.............    2,133    14,661     2,556    74,734   119,512

   The as adjusted balance sheet data gives effect to the consummation of this offering and the application of the net proceeds as described under "Use of Proceeds."

                                                           As of March 31, 2001
                                                           --------------------
                                                                    As Adjusted
                                                            Actual  (unaudited)
                                                           -------- -----------
                                                              (in thousands)
Consolidated Balance Sheet Data:
Unrestricted cash and cash equivalents...................  $  5,882  $  5,882
Working capital..........................................   131,851   131,851
Total assets.............................................   349,077   349,077
Long-term debt and capital lease obligations less current
 maturities..............................................    84,873    31,536
Total shareholders' equity...............................   150,712   204,049

--------
(1) Reflects adjustments for (i) the additional amortization expense related to the allocation of the purchase price to goodwill for the acquisition, based on an estimated useful life of twenty years for the goodwill, (ii) the additional interest expense related to the borrowings required by us to complete the acquisition using borrowing capacity available under our credit facility with US Bank; the additional interest charges represent four months of incremental borrowings for the purchase of Turtle Mountain totaling $16,584, calculated at an 10.4% interest rate, which approximates our current borrowing rate, and (iii) income tax effect of (i) and (ii) at a 38.5% marginal tax rate. See "Unaudited Consolidated Pro Forma Financial Data."

(2) For an explanation of the determination of the weighted average number of common shares outstanding used in computing net income per share, see Note 1 of the notes to consolidated financial statements.

(3) EBITDA means earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and a similar formula is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles.

                                  RISK FACTORS

   You should carefully consider the risks described below before making a decision to buy our shares. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our shares might decline, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and related notes.

                  Risks Relating to Our Business and Industry

A downturn in the markets we serve would likely negatively affect our net sales.

   The communications, computing, data storage, industrial and medical equipment markets of the electronics manufacturing services industry are characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. In addition, these markets are generally subject to rapid technological change and product obsolescence. Recently, a number of original equipment manufacturers in the markets we serve have publicly announced that they have experienced a reduction in demand for their products. As a result of these market conditions, there is uncertainty in the demand for our services, which could rapidly and significantly fluctuate. A recession or any other event leading to excess capacity or a continued or increased downturn in the markets we serve would likely negatively affect our net sales. If any of these factors or other factors reduce demand for specific products or components that we design or manufacture for our customers, our net sales would likely be negatively affected. Furthermore, these industries are subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods.

We depend on a small number of customers for a significant portion of our net sales and the loss of any of our major customers would harm us.

   We depend on a relatively small number of customers for a significant portion of our net sales. Our three largest customers in fiscal 2001 were IBM, Motorola and Efficient Networks, which represented approximately 23%, 16% and 11% of our total net sales. In addition, our ten largest customers in fiscal 2001 accounted for approximately 70% of our net sales. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our net sales. Because our major customers represent such a large part of our business, the loss of any of our major customers could negatively impact our business.

   Our major customers may not continue to purchase products and services from us at current levels or at all. In the past, we have lost customers due to the acquisition of our customers, product discontinuation and customers' shifting production of products to internal facilities. We may lose customers in the future for similar reasons. We may not be able to expand our customer base to make up any sales shortfalls if we lose a major customer. Our attempts to diversify our customer base and reduce our reliance on particular customers may not be successful.

Our business is not typified by long-term contracts, and cancellations, reductions or delays in customer orders would adversely affect our profitability.

   We do not typically obtain firm long-term purchase orders or commitments from our customers. We work closely with our customers to develop forecasts for future orders, but these forecasts are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders from our largest customers could cause our net sales to decline significantly and could result in us holding excess inventories of components and materials. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can decrease our gross margins and adversely affect our business, financial condition and results of operations.

Shortages or price fluctuations in component parts specified by our customers could delay product shipments and adversely affect our profitability.

   Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay production of all products using that component or cause cost increases in the services we provide. In the past, some of the materials we use, such as capacitors and memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers have been forced to allocate available quantities among their customers and we have not been able to obtain all of the materials desired. Our inability to obtain these needed materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income. In certain circumstances, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce our operating income.

   In addition, if we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which adversely affect our business, financial condition and results of operations. We are required to forecast our future inventory needs based upon the anticipated demand of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease our profit margins and operating income.

We have experienced significant growth in a short period of time and we may have trouble managing our expansion and integrating acquired businesses.

   We have grown rapidly in recent years due to acquisitions and internal growth. Since 1994, we have completed four acquisitions and began operations at eight new facilities. As a result, we have a limited history of owning and operating our acquired businesses on a consolidated basis. We cannot assure you that we will be able to meet performance expectations or successfully integrate our acquired businesses on a timely basis without disrupting the quality and reliability of service to our customers or diverting management resources. Our rapid growth has placed and will continue to place a significant strain on our management, financial resources and on our information, operations and financial systems. If we are unable to manage our growth effectively, it may have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will manage our growth effectively, and we expect that our annual growth rate of net sales will decrease in the future due to our increased size.

   We expect to continue to expand our operations through acquisitions and opening new facilities. These activities involve numerous risks, including:

  . Difficulty in integrating operations, technologies, systems, and products and services of these acquired companies;
  .  Diversion of management's attention;
  .  A disruption of operations;
  .  Increases in expenses and working capital requirements;
  . Failure to enter markets effectively in which we have limited or no prior experience and where competitors in such markets have stronger market positions; and
  .  Potential loss of key employees and customers of acquired companies.

   In addition, acquisitions may involve financial risks, such as:

  .  Potential liabilities of the acquired businesses;

  .  Dilutive effect of the issuance of additional equity securities;

  .  Incurrence of additional debt;

  .  Financial impact of transaction expenses; and

  . Amortization of goodwill and other intangible assets involved in any transactions that are accounted for using the purchase method of accounting, and possible adverse tax and accounting effects.

Increased competition may result in decreased demand or prices for our services.

   The electronics manufacturing services industry is highly competitive and characterized by low margins. We compete against numerous U.S. and foreign service providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

  .  Respond more quickly to new or emerging technologies;
  . Have greater name recognition, critical mass and geographic and market presence;
  .  Be better able to take advantage of acquisition opportunities;
  . Adapt more quickly to changes in customer requirements; and . Devote greater resources to the development, promotion and sale of their services.

   We also may be operating at a cost disadvantage as compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. Increased competition from existing or potential competitors could result in price reductions, reduced margins or loss of market share.

We anticipate that our net sales and operating results will fluctuate which could affect the price of our common stock.

   Our net sales and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter. A substantial portion of our net sales in any given quarter may depend on obtaining and fulfilling orders for assemblies to be manufactured and shipped in the same quarter in which those orders are received. Further, a significant portion of our net sales in a given quarter may depend on assemblies configured, completed, packaged and shipped in the final weeks of such quarter. Our operating results may fluctuate in the future as a result of many factors, including:

  . Variations in customer orders relative to our manufacturing capacity; . Variations in the timing of shipment of products to customers;
  . Our ability to recognize revenue with respect to products held for customers;
  .  Introduction and market acceptance of our customers' new products;
  . Changes in competitive and economic conditions generally or in our customers' markets;
  . Effectiveness of our manufacturing processes, including controlling costs;
  . Changes in cost and availability of components or skilled labor; and . The timing and price we pay for acquisitions and related acquisition costs.

   Our operating expenses are based on anticipated revenue levels and a high percentage of our operating expenses are relatively fixed in the short term. As a result, any unanticipated shortfall in revenue in a quarter would likely adversely affect our operating results for that quarter. Also, changes in our product assembly mix may cause our margins to fluctuate which could negatively impact our results of operations for that period. Results in any period should not be considered indicative of the results to be expected in any future period. It is possible that in one or more future periods our results of operations will fail to meet the expectations of securities analysts or investors, and the price of our common stock could decline significantly.

If we are unable to respond to rapidly changing technologies and process developments, we may not be able to compete effectively.

   The market for our products and services is characterized by rapidly changing technologies and continuing process developments. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our core technologies could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. If we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that investments in new technologies will result in commercially viable technological processes. The loss of revenue and earnings to us from these changing technologies and process developments could adversely affect us.

If we are unable to obtain additional financing, we may not be able to support our future growth.

   We expect to continue to make substantial capital expenditures to expand our operations and remain competitive in the rapidly changing electronics manufacturing services industry. Our future success depends on our ability to obtain additional financing and capital to support our future growth, if any. We may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. In addition, any additional capital may have terms and conditions that adversely affect our business, such as financial or operating covenants.

Operating in foreign countries exposes us to increased risks which could adversely affect our results of operations.

   We currently have foreign operations in Brazil, China, Ireland, Japan, Mexico, the Netherlands, Singapore and Thailand. We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in foreign countries. We also purchase a significant number of components manufactured in foreign countries. Because of the scope of our international operations, we are subject to the following risks which could adversely impact our results of operations:

  .  Economic or political instability;
  .  Transportation delays and interruptions;
  .  Foreign currency exchange rate fluctuations;
  .  Increased employee turnover and labor unrest;
  .  Longer payment cycles;
  .  Greater difficulty in collecting accounts receivable;
  . Incompatibility of systems and equipment used in foreign operations; . Difficulties in staffing and managing foreign personnel and diverse cultures; and
  .  Less developed infrastructures.

   In addition, changes in policies by the United States or foreign governments could negatively affect our operating results due to increased duties, increased regulatory requirements, higher taxation, currency conversion limitations, restrictions on the transfer of funds, the imposition of or increase in tariffs and limitations on imports or exports. Also, we could be negatively affected if our host countries revise their policies away from encouraging foreign investment or foreign trade, including tax holidays.

Our acquisition strategy may not succeed.

   As part of our business strategy, we expect to continue to grow by pursuing acquisitions of other companies, assets or product lines that complement or expand our existing business. Competition for attractive companies in our industry is substantial. We cannot assure you that we will be able to identify suitable acquisition candidates or finance and complete transactions that we select. If we acquire a company, we may have difficulty integrating its personnel and operations into our operations. In addition, its key personnel may decide not to work for us. We may also have difficulty in integrating acquired businesses, products, services and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. We may also incorrectly judge the value or worth of an acquired company or business. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities could be dilutive to our shareholders. Failure to execute our acquisition strategy may adversely affect our business, financial condition and results of operations.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

   We rely on our proprietary technology, and we expect that future technological advances made by us will be critical to remain competitive. Therefore, we believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely on a combination of patent, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite these protections, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. We cannot be certain that patents we have or that may be issued as a result of our pending patent applications will protect or benefit us or give us adequate protection from competing technologies. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own. We believe that our proprietary technology does not infringe on the proprietary rights of others. However, if others assert valid infringement claims against us with respect to our past, current or future designs or processes, we could be required to enter into expensive royalty arrangements, develop non-infringing technologies or engage in costly litigation, which could negatively affect our business, financial condition and results of operations.

Our inability to expand our Web-based supply chain management system could negatively impact our future competitiveness.

   Our future success depends in part on our ability to rapidly respond to changing customer needs by scaling operations to meet customers' requirements, shift capacity in response to product demand fluctuations, procure materials at advantageous prices, manage inventory and effectively distribute products to our customers. In order to continue to meet these customer requirements, we have developed a Web-based supply chain management system that enables us to collaborate with our customers on product content and to process engineering changes. We are currently implementing an enhanced version of our existing system, which will include real-time communications between our customers across all of our facilities. Our inability to expand this Web-based system, or delays or defects in such expansion could negatively impact our ability to manage our supply chain in an efficient and timely manner to meet customer demands, which could adversely affect our competitive position and negatively affect our ability to be competitive in the electronics manufacturing services industry.

Our business could suffer if we lose the services of, or fail to attract, key personnel.

   Our future success largely depends on the skills and efforts of our executive management and our engineering, manufacturing and sales employees. We do not have employment contracts or non-competition agreements with any of our executive management or other key employees. The loss of services of any of our executives or other key personnel could negatively affect our business. Our continued growth will also require us to attract, motivate, train and retain additional skilled and experienced managerial, engineering, manufacturing and sales personnel. We face intense competition for such personnel. We may not be able to attract, motivate and retain personnel with the skills and experience needed to successfully manage our business and operations.

We are subject to a variety of environmental laws which expose us to potential financial liability.

   Our operations are regulated under a number of federal, state, provincial, local and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a significant consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused the release. In addition, we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such penalties or revocations could require us to cease or limit production at one or more of our facilities, thereby harming our business.

                        Risks Relating to this Offering

The market price of our common stock could fluctuate in response to quarterly operating results and other factors.

   The market price of our common stock could fluctuate significantly in response to quarterly operating results and other factors, including many over which we have no control and that may not be directly related to us. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares and you may lose all or part of your investment. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financings.

Future sales of our common stock could depress our stock price.

   Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales are likely to occur, could depress the market price of our common stock. As of March 31, 2001, we had 28,294,347 shares outstanding. Of these shares, approximately 19,078,873 are available for sale in the public market. In connection with this offering, our executive officers, directors, our largest shareholder and the selling shareholders have agreed not to sell any shares owned by them for a period of 90 days following this offering. On the 91st day following this offering, at least an additional 9,215,474 shares will be eligible for sale in the public market.

Provisions in our charter documents and Minnesota law may delay or prevent an unsolicited takeover effort to acquire our company, which could inhibit your ability to receive an acquisition premium for your shares.

   Provisions of our amended articles of incorporation and our amended and restated bylaws and provisions of Minnesota law may delay or prevent an unsolicited takeover effort to acquire our company on terms that you may consider to be favorable. These provisions include the following:

  .  No cumulative voting by shareholders for directors;
  .  A classified board of directors with three-year staggered terms;
  . The ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies;
  . The ability of our board, without shareholder approval, to issue preferred stock, which may have rights and preferences that are superior to our common stock;
  .  The ability of our board to amend the bylaws;
  . A shareholder rights plan, which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer;
  . Restrictions under Minnesota law on mergers or other business combinations between us and any holder of 10% or more of our outstanding common stock; and
  . A requirement that at least two-thirds of our shareholders and at least two-thirds of our directors approve amendments of our articles of incorporation.

                                USE OF PROCEEDS

   The net proceeds from this offering will be approximately $53.3 million or approximately $62.5 million if the underwriters exercise their over-allotment option in full based on the public offering price of $12.66 per share and after deducting our underwriting and estimated offering expenses. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

   We intend to use the net proceeds from this offering to repay our existing indebtedness under our credit facilities with IBM Credit Corporation and US Bank. As of March 31, 2001, our credit facility with IBM had $40.0 million of outstanding borrowings, an effective interest rate of 9.2% and a final maturity date of May 2002, and our credit facility with US Bank had $21.2 million of outstanding borrowings, an effective interest rate of 8.5% and a final maturity date of August 2002. Our borrowings under these credit facilities were incurred in the past year to fund working capital, capital expenditures and the acquisition of the Taunton, Massachusetts facility.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has been quoted on the Nasdaq National Market under the symbol "PMTR" since our initial public offering of common stock in August 2000. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported on the Nasdaq National Market.

                                                                 High     Low
                                                                ------- -------
     Fiscal 2001:
       Second Quarter (beginning August 8, 2000)............... $25.875 $11.219
       Third Quarter........................................... $20.000 $ 5.500
       Fourth Quarter.......................................... $15.250 $ 6.250
     Fiscal 2002:
       First Quarter (through May 17, 2001).................... $14.650 $ 6.375

   On May 17, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $12.66 per share. As of May 10, 2001, there were approximately 436 holders of record of our common stock.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2001:

  .  on an actual basis; and
  . on an as adjusted basis to reflect the application of the net proceeds from this offering upon the consummation of this offering, at an estimated offering price of $12.66 per share after deducting our underwriting and estimated offering expenses.

                                                          As of March 31, 2001
                                                          ---------------------
                                                                    As Adjusted
                                                           Actual   (unaudited)
                                                          --------  -----------
                                                             (in thousands,
                                                           except share data)
Unrestricted cash and cash equivalents................... $  5,882   $  5,882
                                                          ========   ========
Current maturities of long-term obligations.............. $ 13,122   $ 13,122
                                                          ========   ========
Long-term obligations, net of current maturities:
  Revolving credit facilities............................ $ 61,200   $  7,863
  Industrial revenue bonds...............................    4,445      4,445
  Other total long-term obligations, net of current
   maturities (1)........................................   19,228     19,228
                                                          --------   --------
    Total long-term obligations, net of current
     maturities..........................................   84,873     31,536
Shareholders' equity:
  Preferred stock, $0.01 par value, 5,000,000 shares
   authorized and undesignated; none issued and
   outstanding on an actual and pro forma as adjusted
   basis.................................................      --         --
  Common stock, $0.01 par value, 150,000,000 shares
   authorized; 28,294,347 shares issued and outstanding
   on an actual basis; and 32,794,347 issued and
   outstanding on an as adjusted basis (2)...............      283        328
  Additional paid-in capital.............................  137,139    190,431
  Accumulated other comprehensive loss...................   (2,299)    (2,299)
  Retained earnings......................................   17,853     17,853
  Loans to shareholders..................................   (2,264)    (2,264)
                                                          --------   --------
    Total shareholders' equity...........................  150,712    204,049
                                                          --------   --------
    Total capitalization................................. $235,585   $235,585
                                                          ========   ========

--------
(1)  Includes capitalized lease obligations and other long-term indebtedness.

(2) The number of shares that will be outstanding after this offering is based on the number of shares outstanding as of March 31, 2001, and excludes:

  . 4,418,677 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2001, with a weighted average exercise price of $5.93 per share; and
  . 765,778 additional shares reserved for issuance under our stock incentive plans.

   See "Management--Stock Option Plans."

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

   The unaudited pro forma consolidated statement of income for the fiscal year ended March 31, 2001 gives effect to the acquisition of Turtle Mountain Corporation as if it had occurred on April 1, 2000. Operating results for Turtle Mountain from the date of acquisition, August 1, 2000, through March 31, 2001, are included in our statement of income data for the year ended March 31, 2001.

   Our unaudited pro forma consolidated financial data should be read in conjunction with our audited consolidated financial statements for the fiscal year ended March 31, 2001, and the related notes thereto, which statements have been audited by Ernst & Young LLP, independent auditors, whose report is included elsewhere herein, and the audited financial statements of Turtle Mountain and the related notes thereto, which statements have been audited by Ernst & Young LLP, independent auditors, whose report is included elsewhere herein.

   Our unaudited pro forma consolidated financial data has been prepared to illustrate the effects of the Turtle Mountain acquisition. Our unaudited pro forma consolidated financial data does not necessarily present our financial position or results of operations as they would have been if the companies involved had constituted one entity for the period presented and is not necessarily indicative of our future results of operations or the results that might have occurred if the forgoing transactions had been consummated on the indicated date.

                                  PEMSTAR INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        Fiscal Year Ended March 31, 2001
                     (in thousands, except per share data)

                                           Turtle
                           Pemstar Inc.   Mountain
                            Year Ended  From April 1,
                            March 31,      2000 to    Acquisition
                               2001     July 31, 2000 Adjustments    Pro Forma
                           ------------ ------------- -----------   -----------
                            (audited)    (unaudited)  (unaudited)   (unaudited)
Net sales................    $635,307      $15,597      $  --        $650,904
Cost of goods sold.......     581,278       13,715         --         594,993
                             --------      -------      ------       --------
Gross profit.............      54,029        1,882         --          55,911
Selling, general and
 administrative
 expenses................      37,366          636         --          38,002
Amortization.............       1,961          --          157 (a)      2,118
                             --------      -------      ------       --------
Operating income (loss)..      14,702        1,246        (157)        15,791
Other income (expense)--
 net.....................         967           63         --           1,030
Interest expense.........      (7,550)        (151)       (575)(b)     (8,276)
                             --------      -------      ------       --------
Income (loss) before
 income taxes............       8,119        1,158        (732)         8,545
Income tax expense
 (benefit)...............       1,436          446        (281)(c)      1,601
                             --------      -------      ------       --------
Net income (loss)........    $  6,683      $   712      $ (451)      $  6,944
                             ========      =======      ======       ========
Net income (loss) per
 share:
  Basic..................    $   0.29                                $   0.30
  Diluted................        0.25                                    0.26
Weighted average number
 of common shares
 outstanding:
  Basic..................      23,013                                  23,013
  Diluted................      26,943                                  26,943

--------
(a) Reflects the additional amortization expense related to the allocation of the purchase price to goodwill for the acquisition. The amortization is based on the estimated useful life of twenty years for the goodwill.

(b) Reflects the additional interest expense related to the borrowings required by us to complete the acquisition using borrowing capacity available under our credit facility with US Bank. The additional interest charges represent four months of incremental borrowings for the purchase of Turtle Mountain totaling $16,584. The interest rate used for the pro forma was 10.4%, which approximates our current borrowing rate.

(c) Reflects the income tax effect of adjustments (a) and (b) at a 38.5% marginal tax rate.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data as of and for the dates and periods indicated have been derived from our audited consolidated financial statements. The selected consolidated statements of income data for the fiscal years ended March 31, 2000 and 2001, and the historical consolidated balance sheet data as of March 31, 2000 and 2001, were derived from our consolidated financial statements audited by Ernst & Young LLP, whose report appears elsewhere in this prospectus. The selected historical consolidated statement of income data for the fiscal year ended March 31, 1999, was derived from our consolidated financial statements audited by McGladrey & Pullen, LLP, whose report appears elsewhere in this prospectus. You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

                                           Year Ended March 31,
                                -----------------------------------------------
                                 1997      1998      1999      2000      2001
                                -------  --------  --------  --------  --------
                                 (in thousands, except for per share data)
Consolidated Statements of
 Income Data:
Net sales.....................  $31,895  $165,049  $187,381  $393,842  $635,307
Costs of goods sold...........   27,347   147,962   172,219   363,974   581,278
                                -------  --------  --------  --------  --------
Gross profit..................    4,548    17,087    15,162    29,868    54,029
Selling, general and
 administrative expenses......    2,976     8,328    10,955    21,576    37,366
Amortization..................       --        54       190     1,281     1,961
                                -------  --------  --------  --------  --------
Operating income..............    1,572     8,705     4,017     7,011    14,702
Other income (expense) - net..      247       455      (438)      (74)      967
Interest expense..............     (315)     (746)     (640)   (3,588)   (7,550)
                                -------  --------  --------  --------  --------
Income before income taxes....    1,504     8,414     2,939     3,349     8,119
Income tax expense............      554     3,097     1,273       698     1,436
                                -------  --------  --------  --------  --------
Net income....................  $   950  $  5,317  $  1,666  $  2,651  $  6,683
                                =======  ========  ========  ========  ========
Net income per share:
 Basic........................  $  0.12  $   0.55  $   0.15  $   0.23  $   0.29
 Diluted......................     0.12      0.49      0.12      0.15      0.25
Weighted average number of
 common shares outstanding
 (1):
 Basic........................    8,009     9,653    10,897    11,503    23,013
 Diluted......................    8,039    10,874    14,143    17,167    26,943
Other Financial Data:
Depreciation..................  $   911  $  1,929  $  3,331  $  7,455  $ 12,097
Capital expenditures..........    2,887     8,393     8,657    13,415    42,542
Supplemental Data:
EBITDA (2)....................  $ 2,730  $ 11,143  $  7,100  $ 15,673  $ 29,727
Net cash provided by (used in)
 operating activities.........      776    (1,374)       65   (20,225)  (54,219)
Net cash provided by (used in)
 investing activities.........   (2,938)  (10,126)   (4,989)  (52,611)  (62,684)
Net cash provided by (used in)
 financing activities.........    2,133    14,661     2,556    74,734   119,512
                                                 March 31,
                                -----------------------------------------------
                                 1997      1998      1999      2000      2001
                                -------  --------  --------  --------  --------
                                              (in thousands)
Consolidated Balance Sheet
 Data:
Unrestricted cash and cash
 equivalents..................  $    34  $  3,195  $    827  $  2,727  $  5,882
Working capital...............      525    12,873    12,783    49,649   131,851
Total assets..................   16,334    61,121    64,983   190,451   349,077
Long-term debt and capital
 lease obligations less
 current maturities...........    2,251     6,340     7,090    55,181    84,873
Redeemable preferred stock....       --     8,549     8,549    26,549       --
Total shareholders' equity....    3,009    19,544    16,555    22,673   150,712

--------
(1) For an explanation of the determination of the weighted average number of common shares outstanding used in computing net income per share see Note 1 of notes to consolidated financial statements.
(2) EBITDA means earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and a similar formula is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with the "Selected Consolidated Financial Data" section of this prospectus and our consolidated financial statements and notes to those statements included elsewhere in this prospectus. The forward-looking statements in this discussion regarding the electronics manufacturing services industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, including the factors as described in the "Risk Factors" section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

   We are a rapidly growing provider of electronics manufacturing services to original equipment manufacturers in the communications, computing, data storage, industrial and medical equipment markets. We provide these manufacturers with a comprehensive range of engineering, manufacturing and fulfillment services on a global basis through fifteen facilities strategically located in North America, Asia, Europe and South America. Our comprehensive service offerings support our customers' products from initial development and design through manufacturing to worldwide distribution and aftermarket support.

   We were founded in January 1994 by a group of eight senior IBM managers who had led the storage product operations at IBM's Rochester, Minnesota facility. We have maintained a significant relationship with IBM, which remains one of our major customers. Since our inception, we have diversified our customer base to include industry leading and emerging original equipment manufacturers. We have also expanded our geographic presence, enhanced our product and service offerings and increased our volume production capabilities. Our key growth initiatives have been the opening of new facilities in Austin, Texas, Guadalajara, Mexico, Tianjin, China, Navan, Ireland, Singapore, Hortolandia, Brazil, Yokohama, Japan and Bangkok, Thailand and the acquisition of established businesses in Almelo, the Netherlands, San Jose, California, Dunseith, North Dakota and Taunton, Massachusetts. These growth initiatives have given us:

  . Expanded geographic presence in established and emerging markets and strengthened our presence in target markets;

  . Enhanced our product and service offerings while allowing us to offer cost-effective manufacturing and engineering capabilities;

  .  Access to new customers; and

  . Specialized test and process equipment design, manufacturing and service capabilities.

   We derive most of our net sales from customer purchase orders. We charge our customers separately for engineering and manufacturing services. We recognize revenues from product sales, net of product returns and warranty costs, typically at the time of product shipment. In limited circumstances, although the product remains in our facilities, we recognize revenue when title to, and risks and rewards of ownership of, the products have contractually passed to the customer. Revenue from services is recognized as they are performed and collection is reasonably certain. Our engineering services accounted for 4.3%, 4.2% and 5.7% of our total net sales in fiscal 1999, 2000 and 2001, respectively, while manufacturing services accounted for 95.7%, 95.8% and 94.3% of our total net sales in fiscal 1999, 2000 and 2001, respectively. Our cost of goods sold includes the cost of components and materials, labor costs and manufacturing overhead. The procurement of raw materials and components requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of these items.

   Our operating results are also impacted by the level of capacity utilization of our manufacturing facilities, indirect labor, and selling, general and administrative expenses. During periods of high capacity utilization, our gross margins and operating margins generally improve while during periods of lower capacity utilization our gross margins and operating margins generally decline. We have incurred, and will continue to incur, substantial selling, general and administrative expenses to establish a global platform of facilities, to develop a worldwide sales infrastructure and to implement industry-leading information technology systems. We believe that we have developed an infrastructure that will support substantially higher levels of sales in the future.

   Our production volumes are based on purchase orders for the delivery of products. These orders typically do not commit firm production schedules for more than thirty to ninety days in advance. We work to minimize the risk relative to our inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. To the extent our orders of materials and components for specific jobs exceed our customers' orders, we may incur a charge for inventory obsolescence for a portion of the inventory cost, which in most cases, we negotiate with the customer to recover some or all of this inventory cost. In fiscal 2001, inventory obsolescence reserves increased by $1.6 million. We believe we are largely protected from the risk of inventory cost fluctuations because we generally pass these costs through to our customers.

Results of Operations

   The table below sets forth certain operating data expressed as a percentage of our net sales for the years indicated:

                                                            Fiscal Year Ended
                                                                March 31,
                                                            -------------------
                                                            1999   2000   2001
                                                            -----  -----  -----
Net sales.................................................. 100.0% 100.0% 100.0%
Cost of goods sold.........................................  91.9   92.4   91.5
                                                            -----  -----  -----
Gross profit...............................................   8.1    7.6    8.5
Selling, general and administrative expenses...............   5.9    5.5    5.9
Amortization...............................................   0.1    0.3    0.3
                                                            -----  -----  -----
Operating income...........................................   2.1    1.8    2.3
Other income (expense)-net.................................  (0.2)  (0.0)   0.2
Interest expense...........................................  (0.3)  (0.9)  (1.2)
                                                            -----  -----  -----
Income before income taxes.................................   1.6    0.9    1.3
Income tax expense.........................................   0.7    0.2    0.2
                                                            -----  -----  -----
Net income.................................................   0.9%   0.7%   1.1%
                                                            =====  =====  =====

 Fiscal Year Ended March 31, 2001 Compared to Fiscal Year Ended March 31, 2000

   Net Sales. Our net sales increased $241.5 million, or 61.3%, to $635.3 million in fiscal 2001 from $393.8 million in fiscal 2000. This increase resulted from both internal growth and the acquisition of Turtle Mountain. In fiscal 2001, our internal growth, which excludes net sales increases from operations acquired in the preceding twelve months, accounted for $203.7 million, or 84.3%, of total year-to-year growth and was driven by new projects with existing and new customers in North America and Asia. Our acquisition of Turtle Mountain accounted for $37.8 million, or 15.7%, of total year-to-year growth.

   Gross Profit. Our gross profit increased $24.1 million to $54.0 million in fiscal 2001 from $29.9 million in fiscal 2000. This increase in gross profit reflects the year-to-year growth in net sales. This higher gross profit in fiscal 2001 was primarily due to higher sales volumes from existing and new customers in both domestic and certain international locations and the acquisition of Turtle Mountain. Gross profit increased to 8.5% of net sales in fiscal 2001 from 7.6% in fiscal 2000 due to increased utilization of our facilities.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $15.8 million to $37.4 million in fiscal 2001 from $21.6 million in fiscal 2000. As a percentage of net sales, our selling, general and administrative expenses increased to 5.9% in fiscal 2001 from 5.5% in fiscal 2000. These increases were primarily due to $5.6 million for additional sales and administrative compensation, $4.2 million of overhead expenses for existing and new facilities, $1.0 million of expenses from acquired businesses and $1.0 million of additions to information technology infrastructure.

   Amortization. Amortization increased $0.7 million to $2.0 million in fiscal 2001 from $1.3 million in fiscal 2000, primarily as a result of amortization of goodwill arising out of our acquisition of Turtle Mountain.

   Other Income (Expense)-Net. In fiscal 2001, we had other income of $1.0 million as compared to other expense of $0.1 million in fiscal 2000. This change in other income was primarily a result of currency gains in certain foreign locations and gains from sales of fixed assets.

   Interest Expense. Our interest expense increased $4.0 million to $7.6 million in fiscal 2001 from $3.6 million in fiscal 2000. This increase reflects increased borrowings required to fund the Turtle Mountain acquisition and opening of new facilities as well as increased working capital requirements driven by growth in business with new and existing customers.

   Income Tax Expense. In fiscal 2001, our effective tax rate decreased to 17.7% from 20.8% in fiscal 2000. This decrease resulted from the mix of domestic versus international income from operations and the benefit of our foreign sales corporation. In general, our international operations are being taxed at a lower rate than our domestic operations due to tax holidays and incentives.

 Fiscal Year Ended March 31, 2000 Compared to Fiscal Year Ended March 31, 1999

   Net Sales. Our net sales increased $206.4 million, or 110.1%, to $393.8 million in fiscal 2000 from $187.4 million in fiscal 1999. This increase resulted from both internal growth and strategic acquisition. In fiscal 2000, our internal growth, which excludes net sales increases from operations acquired in the preceding twelve months, accounted for $61.9 million, or 30.0%, of total year-to-year growth and was driven by new projects with existing and new customers in North America and Asia. Our acquisitions of Quadrus Manufacturing and a European division of Fluke Corporation accounted for $144.5 million, or 70.0% of total year-to-year growth.

   Gross Profit. Our gross profit increased $14.7 million to $29.9 million in fiscal 2000 from $15.2 million in fiscal 1999. This increase in gross profit reflects the year-to-year growth in net sales. Gross margins decreased to 7.6% of net sales in fiscal 2000 from 8.1% in fiscal 1999. This lower gross profit in fiscal 2000 was primarily due to initially lower gross margins of acquired businesses in fiscal 2000, which represented approximately 50% of the decline in gross profit, and less than full utilization of assets at our Thailand facility and set up costs related to new product introductions, each of which factors represented approximately 25% of the decline in gross profit.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $10.6 million to $21.6 million in fiscal 2000 from $11.0 million in fiscal 1999. Approximately $5.2 million of this increase consisted of our assumption of existing selling, general and administrative expenses from acquired businesses. Approximately $5.4 million of this increase was a result of increased staffing levels and higher selling and administrative costs to support our growth. As a percentage of net sales, our selling, general and administrative expenses decreased to 5.5% in fiscal 2000 from 5.9% in fiscal 1999, due to our leveraging these expenses over an increased revenue base.

   Amortization. Amortization increased $1.1 million to $1.3 million in fiscal 2000 from $0.2 million in fiscal 1999, primarily as a result of amortization of goodwill arising out of our fiscal 2000 acquisitions.

   Other Income (Expense)-Net. Our other expense decreased $0.3 million to $0.1 million in fiscal 2000 from $0.4 million in fiscal 1999. Fiscal 1999 includes a $0.4 million loss on the sale of property and equipment.

   Interest Expense. Our interest expense increased $3.0 million to $3.6 million in fiscal 2000 from $0.6 million in fiscal 1999. This increase reflects increased borrowings required to fund acquisitions and opening of new facilities as well as increased working capital requirements driven by growth in business with new and existing customers.

   Income Tax Expense. In fiscal 2000, our effective tax rate decreased to 20.8% from 43.3% in fiscal 1999. This decrease resulted from the mix of domestic versus international income from operations and the benefit of state tax credits generated by the acquisition of Quadrus Manufacturing. In general, our international operations are being taxed at a lower rate than our domestic operations due to tax holidays and incentives.

Quarterly Results of Operations

   The following table sets forth unaudited quarterly financial information of Pemstar for the quarterly periods in fiscal 2000 and 2001. Historically, we have experienced some seasonal variation in net sales, with net sales typically being highest in the quarter ended December 31 and lowest in the quarter ended March 31. This seasonal variation reflects the order patterns of our largest customers, who typically order a higher proportion of their annual production in their final fiscal quarter. This variation may be offset in part by internal growth and acquisitions. This information has been derived from our monthly consolidated financial statements which are unaudited, but, in the opinion of management, fairly represent our financial performance. This information should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. The operating results for any previous quarter are not necessarily indicative of results for any future period.

                                                       Quarter Ended
                         -------------------------------------------------------------------------------
                         June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,
                           1999      1999      1999      2000      2000      2000       2000      2001
                         --------  --------- --------  --------  --------  ---------  --------  --------
                                                      (in thousands)
Net sales............... $68,598    $97,560  $111,745  $115,939  $122,604  $143,902   $184,366  $184,435
Cost of goods sold......  62,429     90,157   103,351   108,037   112,696   132,535    168,319   167,728
                         -------    -------  --------  --------  --------  --------   --------  --------
Gross profit............   6,169      7,403     8,394     7,902     9,908    11,367     16,047    16,707
Selling, general and
 administrative
 expenses...............   3,936      5,075     5,749     6,816     7,520     8,062     10,187    11,597
Amortization............     205        271       277       528       343       503        547       568
                         -------    -------  --------  --------  --------  --------   --------  --------
Operating income........   2,028      2,057     2,368       558     2,045     2,802      5,313     4,542
Other income
 (expense)--net.........     (34)      (542)     (329)      831      (236)      275        176       752
Interest expense........    (341)      (776)     (986)   (1,485)   (1,863)   (1,622)    (1,900)   (2,165)
                         -------    -------  --------  --------  --------  --------   --------  --------
Income (loss) before
 income taxes...........   1,653        739     1,053       (96)      (54)    1,455      3,589     3,129
Income tax expense
 (benefit)..............     738        351        62      (453)     (203)      349        954       336
                         -------    -------  --------  --------  --------  --------   --------  --------
Net income.............. $   915    $   388  $    991  $    357  $    149  $  1,106   $  2,635  $  2,793
                         =======    =======  ========  ========  ========  ========   ========  ========

Liquidity and Capital Resources

   We have funded our operations from the proceeds of bank debt, private and public offerings of equity, cash and cash equivalents generated from operations and lease financing of capital equipment. Our principal uses of cash have been to finance working capital, acquisitions, new operations, capital expenditures and debt service requirements. We anticipate these uses will continue to be our principal uses of cash in the future.

   Net cash provided by (used in) operating activities for fiscal 2001, 2000 and 1999 was ($54.2) million, ($20.2) million and $0.1 million, respectively. Net cash used in operating activities increased in fiscal 2001 primarily as a result of increased working capital needs due to our higher sales volumes and higher inventory.

   Net cash used in investing activities for fiscal 2001, 2000 and 1999 was $62.7 million, $52.6 million and $5.0 million, respectively. In fiscal 2001, our cash used in investing activities consisted primarily of $21.2 million used in the acquisition of Turtle Mountain and $42.5 million used for capital expenditures. Capital expenditures increased in fiscal 2001 by $29.1 million as compared to the prior fiscal year. Capital expenditures were principally used for printed circuit board assembly equipment, optical technology equipment, buildings and information technology equipment and upgrades across several of our facilities. We estimate capital expenditures in fiscal 2002 will decrease as compared to fiscal 2001.

   Net cash provided by financing activities for fiscal 2001, 2000 and 1999 was $119.5 million, $74.7 million and $2.6 million, respectively. Our principal sources of cash from financing activities in fiscal 2001 included proceeds of approximately $93.9 million from our initial public offering of common stock and net increase in long-term borrowings of $16.5 million. Net cash provided by financing activities for fiscal 1999 consisted primarily of proceeds from long-term debt, offset in part by payments of long-term debt.

   As of March 31, 2001, we had unrestricted cash and cash equivalents of $5.9 million and total borrowings, including capitalized lease obligations, of approximately $98.0 million. Borrowings under our two U.S. credit facilities are limited to the lesser of the facility amount or the available borrowing base calculated as a percentage of accounts receivable and inventory balances, which limits may restrict our ability to access the full amount of available borrowings. As of March 31, 2001, we had $21.2 million outstanding under our US Bank credit facility and $40.0 million outstanding under our IBM facility. Our increase in borrowings from March 31, 2000 was primarily due to increased working capital requirements to support higher sales, increased capital expenditures and the Turtle Mountain acquisition. We also have a $3.2 million credit facility serving our Netherlands operations. As of March 31, 2001, we had $1.6 million outstanding under our Netherlands credit facility. Each credit facility bears interest on outstanding borrowings at variable interest rates, which as of March 31, 2001, were 8.5% for the US Bank facility, 9.2% for the IBM facility and 7.0% for the Netherlands facility. Our US Bank credit facility matures in August 2002 and our IBM credit facility matures in May 2002. As of March 31, 2001, we had an aggregate of $14.6 million of borrowing availability under our credit facilities. We are currently renegotiating our existing credit facilities to increase our borrowing capacity.

   All of these credit facilities are secured by substantially all of our assets. We are also required to meet financial covenants under these facilities relating to the ratio of our indebtedness to our earnings before net interest expense, income taxes, depreciation and amortization, or EBITDA, the ratio of our EBITDA, less specified expenditures, to our principal and interest payments, the ratio of the value of our current assets to current liabilities, our tangible net worth and capital expenditures. On March 31, 2001, we were not in compliance with our monthly leverage ratio covenant under our US Bank credit facility, which if not cured or waived, could have resulted in an event of default. We have obtained a one-time waiver of our compliance with this leverage ratio covenant from US Bank.

   In addition to our credit facilities, we had other debt obligations totaling $21.2 million as of March 31, 2001. See Notes 8 and 11 to our consolidated financial statements. We intend to use the net proceeds from this offering to repay indebtedness under our credit facilities with IBM Credit Corporation and US Bank.

   We believe that cash flows from operating activities, borrowings available in our current financing agreements and the proceeds from this offering will be sufficient to fund our currently anticipated working capital, planned capital expenditures and debt service requirements for the next twelve months. However, we regularly review acquisition and additional new operations opportunities as well as major new program opportunities with new or existing customers, any of which may require us to sell additional equity or secure additional financing during this period. Beyond the current twelve month period, we believe we will have sufficient funds to support our current operations. However, we will need to raise additional capital to fund potential growth and make capital expenditures associated with this growth. The sale of additional equity could result in additional dilution to our shareholders. We cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to us.

Quantitative and Qualitative Disclosures About Market Risks

 Interest Rate Risk

   Our exposure to interest rate risk arises principally from the variable rates associated with our borrowings. On March 31, 2001, we had total borrowings of $76.4 million bearing variable interest rates. An adverse change of one percent in the interest rate of all borrowings which bear interest at variable rates would cause us to incur a change in interest expense of approximately $764,000 on an annual basis. As of March 31, 2000, an adverse change of one percent in the interest rate would have caused us to incur a change in interest expense of approximately $605,000 on an annual basis for all borrowings outstanding bearing interest at variable rates at March 31, 2000.

 Foreign Currency Exchange Risk

   Fluctuations in the rate of exchange between the U.S. dollar and the currencies of countries other than the U.S. in which we conduct business could adversely affect our financial results. Except for sales in the Netherlands, Singapore and China, our sales are principally denominated in U.S. dollars. As a result, we have relatively limited exposure to foreign currency exchange risk on our sales. For fiscal 2001, sales denominated in Dutch Guilders totalled $32.4 million, sales denominated in Singapore dollars totalled $9.2 million and sales denominated in Chinese Renminbi totalled $41.9 million. Costs related to these sales are largely denominated in their respective currencies, thereby limiting our transaction risk exposures. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in a market where business is transacted in the local currency.

   The reported results of our foreign operations will be influenced during their translation into U.S. dollars by currency movements against the U.S. dollar. The result of a uniform 10% strengthening in the value of the U.S. dollar from March 31, 2001 and 2000 levels relative to each of the currencies in which our revenues and expenses are denominated would result in a decrease in operating income of approximately $790,000 and $148,000, respectively, for the fiscal years ended March 31, 2001 and 2000.

   For the fiscal year ended March 31, 2001, the amount we consider permanently invested in foreign subsidiaries and translated into dollars using the year end exchange rate is $43.7 million and $8.3 million, respectively, and the potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rate amounts to $4.0 million and $758,000, respectively. Actual amounts may differ.

   We currently do not hedge our exposure to foreign currency exchange rate fluctuations, however we may hedge such exposures in the future.

 Impact of Inflation

   We believe that our results of operations are not dependent upon moderate changes in the inflation rate.

Recently Issued Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and is therefore applicable to us beginning with our fiscal quarter ending June 30, 2001. We adopted SFAS No. 133 effective April 1, 2001. The adoption of SFAS No. 133 did not have a material impact on our financial position or results of operations.

                                    BUSINESS

Overview

   We are a rapidly growing provider of electronics manufacturing services to original equipment manufacturers in the communications, computing, data storage, industrial and medical equipment markets. We offer our communications industry customers substantial expertise and experience in optical and wireless components and systems markets that are experiencing rapidly growing demand for specialized engineering and manufacturing services. We provide a comprehensive range of engineering, manufacturing and fulfillment services to our customers on a global basis through fifteen facilities strategically located in North America, Asia, Europe and South America. Our comprehensive service offerings support our customers' needs from product development and design through manufacturing to worldwide distribution and aftermarket support. Since our founding in 1994, we have experienced strong financial growth and consistent profitability. Our pro forma net sales for fiscal 2001 were $650.9 million.

Industry Background

   Electronics manufacturing services providers deliver a broad range of engineering, manufacturing and fulfillment services to original equipment manufacturers worldwide. Growth in the electronics manufacturing services industry is primarily being driven by the overall growth of the electronics industry, the increased use of outsourcing among original equipment manufacturers and the frequency of asset divestitures by those manufacturers to electronics manufacturing services businesses. By outsourcing electronics manufacturing services, original equipment manufacturers are able to focus on their core competencies, including product development, sales, marketing and customer service, while leveraging the expertise of electronics manufacturing services providers for design, procurement, assembly and test operations and supply chain management. Original equipment manufacturers use electronics manufacturing services providers to enhance their competitive position by:

  .  Accessing leading engineering technologies;
  . Accessing advanced manufacturing and processing technologies; . Reducing time to market;
  .  Reducing operating costs and invested capital;
  . Improving supply chain management; and . Improving access to global markets.

   According to Technology Forecasters, the global electronics manufacturing services industry is expected to grow at an average annual rate of 27% from $78.0 billion in revenues in 1999 to $260.3 billion in 2004. Technology Forecasters estimates that the percentage of cost of goods sold in the electronics industry that is outsourced for manufacture by original equipment manufacturers will increase from 11.2% in 1999 to 25.9% by 2004. We believe that original equipment manufacturers will continue to increase their use of outsourcing due to rapidly changing product technologies, shortening product lifecycles and the increasing capability of electronics manufacturing services companies to manufacture more complex products. A summary of the historical and projected growth of the electronics manufacturing services industry is provided below.

                                  [Bar Chart]

                    Historical and Projected Industry Growth

                               (BILLIONS)   % Outsourced
                               ----------   ------------
                         1999       $78.0        11.2%
                         2000      $100.9        13.1%
                         2001E     $129.9        15.6%
                         2002E     $164.6        18.4%
                         2003E     $207.0        21.8%
                         2004E     $260.3        25.9%

     Source: Technology Forecasters, Inc., Quarterly Forum, November 2000.

   According to Technology Forecasters, the electronics manufacturing services industry is extremely fragmented, with over 3,000 independent electronics manufacturing services providers in existence today. Additionally, the twenty largest providers represented approximately 72% of the worldwide electronics manufacturing services market in 2000, with the largest provider in the industry representing 17% of total industry revenues. The industry has experienced and is anticipated to continue to experience significant consolidation.

   The electronics manufacturing services industry is highly diverse with providers serving original equipment manufacturers in a broad array of industry segments. Communications and computing are currently the largest electronics manufacturing services markets based on 2000 total revenues having accounted for 37.5% and 42.3% of total electronics manufacturing services revenues in 2000, respectively. Technology Forecasters also forecasts that the communications segment, which represented $37.9 billion of revenues in 2000, will be the fastest growing market for electronics manufacturing services through 2004. We also believe that certain segments of the communications sector offer particularly strong growth opportunities, including the optical and wireless systems markets.

   As this outsourcing trend continues, many original equipment manufacturers are increasingly evaluating whether to outsource additional aspects of their business functions, including design, logistics, procurement and test. According to industry research, original equipment manufacturers have indicated an increased willingness to outsource a broad spectrum of design services, including product definition, product design, design for manufacturability and design for test services. As a result, we believe electronics manufacturing services providers that have core competencies in providing advanced engineering services and in serving the communications markets are well positioned to benefit from original equipment manufacturers' accelerating demand for electronics manufacturing services.

Our Competitive Strengths

   We have established strong, long-term relationships with numerous original equipment manufacturers, many of which are leaders in their respective markets. These relationships depend on our continuing to provide superior performance for our customers rather than long-term contracts. Our relationships with original equipment manufacturers are built on several specific strengths, including the following:

   Worldwide Engineering Capabilities. Utilizing over 600 engineering professionals across all of our locations, we differentiate ourselves in the electronics manufacturing services marketplace by providing our customers with worldwide engineering and product design services. We believe our engineering staff is one of the largest in the industry. Our engineering capabilities enable us to conceptualize, create specifications, design, prototype, validate and ramp our customers' products to volume production. We offer our customers expertise in a variety of design applications, including mechanical and electromechanical engineering, software, firmware, application specific integrated circuit design, printed circuit board design, industrial design and systems engineering and integration. In addition, we offer extensive custom test and automation equipment design and build services. These product design, custom test equipment and automation capabilities enhance the design and manufacturability of our customers' products, reduce time to market and allow us to provide customers with a seamless transition to commercial volume production. We also are a merchant provider of custom test equipment and automation systems, with particiular expertise in the optical and wireless market segments.

   Communications Focus with Specific Wireless and Optical Systems
Expertise. We focus substantial resources on the rapidly expanding communications industry and have developed specific expertise in the optical and wireless market segments. We use our optical and wireless components and systems capabilities to build a wide variety of advanced components and subsystems for existing and emerging original equipment manufacturers. Our focus and expertise in optical and wireless components and systems has enabled us to establish strong relationships with optical and wireless systems original equipment manufacturers, including

Interwave, ONI Systems, Optical Solutions, Qlogic, Repeater Technologies, Terayon and Western Multiplex. We believe that this expertise and our early entry into the optical and wireless systems markets makes us one of the few electronics manufacturing services providers that can offer original equipment manufacturers advanced optical and wireless design and manufacturing services and will enable us to continue to attract new customers and increase our sales to existing customers in the communications marketplace.

   Comprehensive Manufacturing and Fulfillment Services. We complement our engineering capabilities with a comprehensive range of manufacturing and fulfillment services that support our customers' products from initial design and development through prototyping, assembly, test equipment build and automation, customized final system assembly and fulfillment services, such as supply chain management, product packaging, worldwide distribution, and aftermarket support. These capabilities enable us to provide original equipment manufacturers with a complete solution for all of their electronics manufacturing services needs, which streamlines and simplifies the development, manufacture and delivery of products through a single supplier, thereby reducing overall costs to our customers.

   Global Scale and Infrastructure. We operate engineering and manufacturing facilities in the United States, China, Japan, Mexico, the Netherlands, Singapore, Thailand, Brazil and Ireland, all of which are in close proximity to the world's major electronics markets. Our global presence allows us to shift manufacturing efforts to the areas where our customers and their end markets are located, reduce the time and cost required to bring our customers' products to market and simultaneously introduce our customers' products in major global markets. We believe our global capabilities allow us to better serve the multinational needs of our larger customers and differentiate us from regional competitors.

Strategy

   Our objective is to enhance our position as an electronics manufacturing services provider to original equipment manufacturers worldwide. We intend to achieve this objective by continuing to employ the following strategies:

   Leverage Our Worldwide Engineering Services. We are committed to providing worldwide engineering services to meet original equipment manufacturers' increasing requirements to outsource front-end product design, prototyping and test services. We intend to continue to leverage our engineering services to establish relationships with original equipment manufacturers early in the new product design and development process to give us an opportunity to also provide integrated engineering, manufacturing and fulfillment services for these new products. In addition, we provide engineering expertise in the design and build of custom test equipment systems, which original equipment manufacturers have traditionally been unable to outsource. Our custom equipment design and build services provide us with another opportunity to attract new customers and to introduce other components of our comprehensive electronics manufacturing services solution to existing customers. We intend to continue developing new advanced engineering, custom test equipment and process automation services to meet the changing needs of our customers in a cost efficient and timely manner.

   Provide Comprehensive Engineering, Manufacturing and Fulfillment Service Offerings. We will continue to expand our service offerings to meet the evolving needs of our customers who are increasingly requiring a wider range of advanced services from electronics manufacturing services companies. We have developed the engineering, manufacturing and fulfillment capabilities to provide comprehensive electronics manufacturing services solutions that support our customers' products from initial product design and development through prototyping, testing, manufacture and world-wide distribution. We intend to use these capabilities to increase our services to our existing customers and to expand the scope of services we provide to original equipment manufacturers launching new product programs.

   Focus on Optical and Wireless Markets. We have advanced engineering and manufacturing expertise in the optical and wireless segments of the communications market, which enables us to focus on profitable, strategic relationships with leading companies in these segments. We believe that industry experience and technical expertise are critical attributes sought by optical and wireless original equipment manufacturers when they select an electronics manufacturing services provider. We will continue to leverage our industry knowledge and technical expertise to develop new relationships with established and emerging companies and to increase sales to our existing customers in these rapidly growing market segments.

   Expand Our Global Scale and Infrastructure. Over the last several years, we have expanded from one facility in North America to fifteen facilities across North America, Asia, Europe and South America. We believe our global infrastructure provides us with the necessary platform to serve our customers worldwide. We intend to continue to expand our presence in strategic locations to provide our customers with services in close proximity to their own operations or their end customers. This strategy enhances our ability to offer our customers timely delivery of products and cost effective manufacturing solutions worldwide.

   Pursue Selective Acquisitions. Since May 1, 1999, we have completed four acquisitions to expand our operations to Almelo, the Netherlands; San Jose, California; Dunseith, North Dakota; and Taunton, Massachusetts, which have expanded our manufacturing and distribution capabilities and further broadened our customer base. We will continue to pursue strategic acquisitions that enable us to expand our geographic reach, add manufacturing and engineering capacity, secure key new customers, diversify into complementary product markets and broaden our technological capabilities and value-added service offerings. As part of our overall strategy, we intend to capitalize on the growth opportunities presented by original equipment manufacturers' divestitures of their own engineering and manufacturing operations as well as the consolidation of electronics manufacturing services providers, thereby maximizing our ability to increase our service capabilities in strategic markets and locations.

   Focus on Quality Management. We are committed to excellence in the engineering and manufacturing of our customers' products and have adopted an extensive quality management system that focuses on continual process improvement and achieving high customer satisfaction. We have obtained certifications of our quality systems such as ISO 9001 and ISO 9002 from independent organizations to ensure quality in all aspects of our design and manufacturing processes. In addition, all of our facilities engaged in medical product design and manufacturing are FDA/QSR compliant, and our Rochester, Minnesota facilities are QS 9000 certified. We are currently pursuing an ISO 14000 environmental certification and TL 9000 telecommunications certification for our facilities. We believe these quality systems are a requirement to attract and retain our customers. We will continue to utilize advanced statistical engineering and metrics control techniques to achieve our high quality standards and customer satisfaction objectives.

   Provide Superior Supply Chain Management. We are committed to maintaining a leadership position in supply chain management to reduce our customers' total costs and time to market and increase our flexibility to respond to changing customer requirements. We have developed Web-based collaboration interfaces, based on leading supply chain software products from AGILE Software Corporation and i2 Technologies, which allow us to communicate with our supply chain partners, both customers and vendors, to provide them real-time information on specific orders, product demand, inventory and component lead times. We will continue to utilize and develop advanced electronic data interchange and Web-based e-business systems to manage all aspects of the engineering, manufacturing and fulfillment processes and streamline the supply chain system for our customers.

Services

   We offer a comprehensive range of engineering, manufacturing and fulfillment services that support our customers' products from initial design through prototyping, design validation, testing, ramp to volume production, worldwide distribution and aftermarket support. We support all of our service offerings with a comprehensive supply chain management system, superior quality management program and sophisticated information technology systems. Our comprehensive service offerings enable us to provide a complete solution for our customers' outsourcing requirements.

  Our Engineering Services

   New Product Design, Engineering, Prototype & Test. We offer a full spectrum of new product design, prototype, test and related engineering services that shorten product development cycles, resulting in faster time to market and reduced costs for our customers. Our multi-disciplined engineering teams provide expertise in a number of core competencies critical to serving original equipment manufacturers in our target markets, including industrial design, mechanical and electrical hardware, firmware, software and systems integration and support. We create specifications, design, prototype, validate and ramp our customers' products into high volume manufacturing. Our technical expertise includes electronic circuit design for analog, digital, radio frequency and microwave printed circuit boards and application specific integrated circuits.

   Custom Test and Automation Equipment Design & Build Services. We provide our customers with a comprehensive range of custom functional test equipment, process automation and replication services. We have substantial expertise in tooling, testers, equipment control, systems planning, automation, floor control, systems integration, replication and programming. Our custom functional test equipment, process automation and replication services are available to original equipment manufacturers as part of our full service product design and manufacturing services package or on a stand-alone basis for products designed and manufactured elsewhere. We are also a merchant provider of customer test equipment and automation systems to original equipment manufacturers. Our ability to provide these services allows us to capitalize on original equipment manufacturers' increasing needs for custom manufacturing solutions and provide an additional opportunity to introduce customers to our comprehensive engineering and manufacturing services.

   Revenues from our engineering services were 5.7%, 4.2% and 4.3% of our total net sales in fiscal 2001, 2000 and 1999, respectively.

  Our Manufacturing Services

   Printed Circuit Board Assembly & Test. We offer a wide range of printed circuit board assembly and test services, including printed circuit board assembly, assembly of subsystems, circuitry and functionality testing of printed assemblies, environmental and stress testing and component reliability testing.

   Flex Circuit Assembly & Test. We provide original equipment manufacturers with a wide range of flexible circuit assembly and test services. We utilize specialized tooling strategies and advanced procedures to minimize circuit handling and ensure that consistent processing parameters are maintained throughout the assembly process. All of our manufacturing activities are monitored to comply with strict environmental controls and to maintain our product quality standards.

   Systems Assembly & Test. We offer a wide range of systems assembly and test services that enhance product quality and product life cycles. Our manufacturing capabilities include the design, development and building of test strategies and equipment for our customers' products which utilize manual, mechanized or fully automated production lines to improve product quality, reduce costs and improve delivery time to customers. As original equipment manufacturers seek to provide greater functionality in smaller products, they require more sophisticated systems assembly technologies and processes. Our expertise in advanced precision and electromechanical technologies and optical manufacturing services and our continued investment in technology enables us to meet our customers' changing needs and gives our customers access to a wide variety of advanced manufacturing solutions without having to make substantial capital investments. In order to meet our customers' demand for systems assembly and test services, we offer subassembly build, final assembly, functionality testing, configuration and software installation and final packaging services.

   Precision Electromechanical Assembly & Test. We offer a full spectrum of precision electromechanical assembly and test services that can be utilized in a variety of advanced applications. We design, develop and build product specific manufacturing processes utilizing manual, mechanized or fully automated lines to meet our customers' product volume and quality requirements. All of our assembly and test processes are developed according to customer specifications and replicated within our facilities.

   Revenues from manufacturing services were 94.3%, 95.8% and 95.7% of our total net sales in fiscal 2001, 2000 and 1999, respectively.

  Our Fulfillment Services

   Product Configuration and Distribution. We provide our customers with product configuration and global distribution services that complement our engineering and manufacturing services and enable our customers to be responsive to changing market demands and reduce time to market. We have developed a Web-based collaboration interface that enables real-time communication with our customers. We utilize sophisticated software that allows us to customize product runs to configure the products made to the specifications in our customers' orders. Our global distribution capabilities allow us to distribute products to customers, distributors and end-users around the world. We provide inventory programs that allow our customers to manage the shipment and delivery of products. As part of these inventory programs, a customer may request that its inventory be stored at a site closer to the customer prior to distribution, which streamlines the distribution process and decreases delivery times.

   Aftermarket Services. All of our products carry a 90 day warranty. In addition, we provide our customers with a range of aftermarket services, including repair, replacement, refurbishment, remanufacturing, exchange, systems upgrade and spare part manufacturing for storage subsystems. These services are tracked and supported by specific information technology systems that can be tailored to meet our customers' individual requirements.

   Our fulfillment services are not billed separately, but are provided as part of our manufacturing services.

  Our Value-Added Support Systems

   We support our engineering, manufacturing, distribution and aftermarket support services with an efficient supply chain management system and a superior quality management program. All of our value-added support services are implemented and managed through sophisticated information technology systems, which enable us to collaborate with our customers throughout all stages of the engineering, manufacturing and order fulfillment processes.

 Supply Chain Management

   Our supply chain management system reduces our customers' total costs by assisting them in the selection of components during the product design stage to ensure advantageous sourcing and pricing from preferred suppliers and distributors. We employ a supplier certification process to ensure that suppliers of key components have predictable and stable manufacturing processes capable of supplying components that meet or exceed our quality requirements. We have strong relationships with a broad range of materials and component suppliers and distributors based on our committment to use them on a preferred basis. In addition, our product design and volume procurement capabilities enhance our ability to secure supplies of materials and components at advantageous pricing.

   We utilize a full complement of electronic data interchange transactions, or EDI, with our suppliers to coordinate forecasts, orders, reschedules, inventory and component lead times. We also have developed a Web-based collaberation interface that utilizes products from AGILE Software Corporation and i2 Technologies to collaborate with our supply chain partners in real-time on product content and engineering change management. We are in the process of implementing our Web-based interfaces and real-time supply chain management software products across all of our facilities to enhance our ability to rapidly scale operations to meet customer needs, shift capacity in response to product demand fluctuations, reduce materials costs and effectively distribute products to our customers or their end-customers.

 Quality Management

   We believe quality management is paramount to providing quality engineering and manufacturing services to our customers. We employ several quality management systems, which ensure the highest quality services and customer satisfaction. All of our assembly and test activities are supported by advanced statistical engineering and metrics control techniques, including yield management and failure analysis, which improve product and service quality. Statistical information is regularly reviewed by each facility's management team to ensure we are achieving our quality goals and customer satisfaction. Our customers can access our quality data information through our Web-based program management system and monitor our commitment to quality assurance.

   Our facilities in Rochester, Minnesota; San Jose, California; and Almelo, the Netherlands are ISO 9001 certified, and our manufacturing facilities in Mexico and Thailand are ISO 9002 certified. ISO 9001 is a certification process comprised of 20 quality system requirements to ensure quality in the areas of design, development, production, installation and servicing of products. ISO 9002 is a certification process similar to the ISO 9001 requirements. ISO 9001 applies to engineering services, while ISO 9002 applies to manufacturing services. In addition, all of our facilities engaged in medical product design and manufacture are FDA/QSR compliant, and our Rochester, Minnesota facilites are QS 9000 certified. QS 9000 is a certification process from the nation's major automakers that focuses on continuous improvement, defect reduction, variation reduction and elimination of waste. We are currently pursuing ISO 14000 environment certification for all of our facilites which applies to environmental aspects of product management systems and life cycle impacts. In addition, we have initiated TL 9000 certification for our facilities that service the telecommunications, optical and wireless industries. We are also implementing a Six Sigma quality enhancement program.

 Information Systems

   Information systems are a critical element for achieving our business objectives. We believe that our significant investment in sophisticated information systems will deliver competitive advantages for our customers by improving product quality and operational flexibility. Our enterprise resource planning systems, or ERP systems, provide product and production information to our supply chain management and engineering change management systems. These ERP systems also provide us with real-time financial and materials management data. Our information systems also control serialization and quality data for all of our facilities around the world utilizing state-of-the-art statistical process control techniques for continuous process improvements. We will continue to make significant investments in Web-based collaboration tools that will leverage the speed and technology of the Internet to facilitate the flow of information, both within Pemstar and with our customers and suppliers, resulting in superior quality products, quicker response time for our clients and reduced time to market.

Manufacturing Technologies

   We offer original equipment manufacturers expertise in a wide variety of traditional and advanced manufacturing technologies. Our technical expertise supports standard printed circuit board assembly as well as increasingly complex products that require advanced engineering skills and equipment. We intend to continue to maintain our technical expertise in traditional methods and processes and to continue developing and maintaining our expertise in advanced and emerging technologies and processes.

   We provide original equipment manufacturers with expertise in manufacturing technologies used in the production of optical and wireless components and systems, including:

  .  Adhesives. Precision application of bonding agents to components.

  . Conformal Coating. This technology involves applying a film coating to printed circuit board assemblies and other assemblies to protect them from environmental damage.

  . Laser Welding. Utilizing lasers, we can conduct high-precision welding of materials.

  . Hybrid Optical/Electrical Printed Circuit Board Assembly and Test. We have technology that enables us to assemble circuit board assemblies containing both light or laser components and electrical components.

  . Sub-micron Alignment of Optical Sub-Assemblies. We have technology that enables us to align components within increments of less than one millionth of a meter.

   Our manufacturing technology expertise also includes the following areas applicable to both printed circuit board assembly and application specific flexible circuits:

  . Surface Mount Technology. Utilizing this technology, component leads are attached to a circuit board by soldering to a circuit board without any holes or leads protruding through the board. This technology is used for higher density products because both sides of the board can be used and can be automated for high volume production.

  . Fine Pitch. Fine pitch technology also involves the attachment of a component onto a circuit board by soldering. Pitch refers to the spacing of component leads and patterns. With fine pitch and ultra fine pitch technology, the distance between the individual component leads is much smaller, making this technology useful for products requiring smaller packaging and higher board densities.

  . Ball Grid Array. A ball grid array is a method of mounting an integrated circuit or other component onto a printed circuit board. Rather than using traditional leads, the component is attached directly to the bottom of the package with small balls of solder. When assembled onto a circuit board, these solder balls form an interconnect with conducive pads on the surface of the board. This method allows for greater component density and is used in printed circuit boards with higher layer counts.

  . Flip Chip. A flip chip is a structure that houses circuits which are interconnected without leads. This technology involves mounting an electronic device face down directly to a circuit board utilizing solder balls attached to the device. The electrical interconnections are then surrounded with an adhesive-type underfill for protection. Flip chips are utilized to minimize printed circuit board surface area when compact packaging and higher product performance is required.

  . Chip On Board/Wirebonding. This technology involves the attachment of an electronic device face-up directly to a circuit board and then making individual electronic connections by bonding conducive wires to the board and the device. The completed assembly is then encapsulated in a polymer. This technology eliminates the need for packaging the circuit, and allows for additional miniaturization of products.

  . In-Circuit Test. This technology involves the verification of specific portions of a circuit board for basic electronic properties associated with manufacturing defects.

  . Board Level Functional Test. This technology simulates the ultimate end-use functionality of a completed circuit board assembly.

  . Stress Testing. This technology verifies the functionality of a completed printed circuit board assembly while intentionally introducing adverse environmental conditions such as temperature extremes, humidity and vibration to screen out potential problems or failures otherwise not detectable until the product is in use.

Customers

   Our customers include established original equipment manufacturers, including such industry leaders as Diva Systems, Efficient Networks, Fluke Corporation, Fujitsu, Honeywell, IBM, Motorola, Pinnacle, RSA and Seagate. We also have relationships with a number of emerging optical and wireless systems original equipment manufacturers, including Interwave, ONI Systems, Optical Solutions, Qlogic, Repeater Technologies, Terayon and Western Multiplex. Our customers include established and emerging original equipment manufacturers in the communications, computing, data storage, industrial and medical equipment industries. The following table shows the percentage of our net sales in each of the markets we serve for the fiscal years ended March 31, 1999, 2000 and 2001.

                                                                  Fiscal Year
                                                                     Ended
                                                                   March 31,
                                                                 ----------------
      Markets                                                    1999  2000  2001
      -------                                                    ----  ----  ----
      Communications (1)........................................  16%   40%   53%
      Computing.................................................  60    26    25
      Data Storage..............................................  18    20    10
      Industrial Equipment......................................   3    13    11
      Medical Equipment.........................................   3     1     1
                                                                 ---   ---   ---
        Total................................................... 100%  100%  100%
                                                                 ===   ===   ===

     --------
     (1) Includes optical systems, which represented 1.0%, 5.4% and 10.3% of our net sales in fiscal 1999, 2000 and 2001, respectively.

   The following table indicates, for fiscal 2001, our ten largest customers in terms of net sales, in alphabetical order, and the primary products for which we provided our services.

      OEM Customers                     End Products
      -------------                     ------------
      Diva Systems..................... Cable video equipment
      Efficient Networks............... Broadband access devices
      Electronics For Imaging.......... Networking equipment
      Fluke Corporation................ Industrial instrumentation
      IBM.............................. Computing, network and storage equipment
      Interwave........................ Wireless communications equipment
      Motorola......................... Wireless communications devices
      Pinnacle......................... Computer video equipment
      Qlogic........................... Communications and switching equipment
      Western Multiplex................ Wireless network products

   In fiscal 2001, IBM represented approximately 22.5% of our net sales, Motorola represented approximately 16.1% of our net sales and Efficient Networks represented 10.6% of our net sales.

Sales and Marketing

   We market our engineering, manufacturing and fulfillment services through a sales force of seventeen full-time senior sales professionals located in North America, Europe and Asia. Our North American sales force is assisted by four manufacturers representative organizations. Our direct sales efforts in North America are organized into four regions, Eastern, Central, Rocky Mountain and Western. Sales in each region are managed by an experienced director of sales with the assistance of a director of technical sales who coordinates engineering sales across all four regions. Our direct sales personnel have knowledge of local markets, which we believe is critical to identifying new customers and developing new business opportunities. Substantially all of our net sales in fiscal 2001 were generated through our internal sales force. Our executive management team is integral to our sales efforts, with each member being assigned to a North American, European or Asian region in which the executive interfaces with customers to ensure customer satisfaction and generate additional business opportunities.

   Our sales and marketing professionals target original equipment manufacturers that require a comprehensive outsourcing solution in the communications, computing, data storage, industrial and medical equipment industries and whose outsourcing requirements will utilize our global facilities and capabilities. Our marketing strategy focuses on developing close working relationships with our customers early in the design phase and throughout the lifecycle of a product. To facilitate these relationships, a customer support team is assigned to each customer to service all of the customer's needs throughout the outsourcing process. Each customer support team consists of a dedicated program manager, project buyer, production control planner, manufacturing engineer and quality engineer. The program manager serves as the customer's single point of contact for all of the customer's requirements on a worldwide basis and, with the support of the team, has responsibility for managing all aspects of the customer's project.

Intellectual Property

   We have developed proprietary processes and program management methodologies that enable us to shorten time to market and to deliver high quality products in a cost-effective manner. Our intellectual property portfolio of patents, patent applications, trade secrets and other proprietary information consists primarily of unique processes that enable us to develop and manufacture custom test equipment solutions for our customers. We currently have three patents and twenty-five patent applications filed for technology and methodologies relating to process automation, test equipment, product quality and reliability, manufacturing processes, failure analysis, process control techniques and test equipment. These proprietary processes are grouped into building blocks that can be applied in a variety of applications.

   Our multi-disciplined engineering teams continually seek to develop new testing and manufacturing equipment and processes to meet our customers' changing needs and provide custom solutions at an affordable cost. Our engineers often incorporate custom built equipment into our own proprietary manufacturing systems to maximize the equipment's functionality and optimize manufacturability. Because these systems are based on our proprietary technology, they can be quickly replicated in our facilities and provided to our customers in a cost-efficient manner.

   To protect our proprietary rights, we rely largely upon a combination of patents, trade secret laws, non-disclosure agreements with our customers and our internal confidentiality procedures and employee confidentiality agreements. Although we take steps to protect our proprietary information and trade secrets, misappropriation may still occur. We believe that our proprietary design and manufacturing processes do not infringe on the proprietary rights of others.

   We license some technology from third parties that we use in providing engineering and manufacturing services to our customers. We believe that these licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing this technology grant us non-exclusive, worldwide licenses with respect to the subject technology and could terminate upon a material breach by us.

Research and Development

   The market for our services is characterized by rapidly changing technology and continuing process development. Original equipment manufacturers are demanding smaller, faster and higher performance products. These demands require increasingly complex engineering and manufacturing capabilities. We are committed to developing new design and manufacturing technologies and enhancing our existing technologies. Since our formation in 1994, we have made substantial investments in technology and equipment to meet our customers' needs and maintain our competitive advantage. Our expenditures for research and development in fiscal 2001, 2000 and 1999 were $489,000, $410,000 and $387,000, respectively.

   Our close relationships with customers in the early stages of product design allows us to develop new products that utilize innovative technology in a variety of engineering disciplines. These close relationships assist us in identifying emerging products and related technologies in target markets, which allows us to develop and expand our existing technology, or to develop or obtain new technology that will enable us to remain competitive in the electronics manufacturing services industry. As a result of our commitment to maintaining advanced technological capabilities, we have developed substantial expertise in communications, particularly in the areas of optical and wireless technologies, which we believe gives us a competitive advantage over many other electronics manufacturing services providers.

Employees

   As of March 31, 2001, we had 4,215 full-time employees. In addition to our full-time employees, we regularly hire part-time and temporary (contract) employees. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly ramp-up and ramp-down our production capacities to maximize efficiency. To achieve this, our strategy has been to employ a skilled temporary labor force, as required. Except for our 248 employees located in Almelo, the Netherlands, none of our employees are unionized. We believe our employee relations are good, and we have not experienced any work stoppages at any of our facilities.

International Operations

   A key element in our business strategy is to expand our global presence to provide engineering, manufacturing and fulfillment services in locations that meet our customers' regional requirements. Consistent with this strategy, we have established international design and manufacturing facilities in China, Japan, Mexico, the Netherlands, Singapore, Thailand, Brazil and Ireland. We will continue to seek strategic opportunities to acquire facilities throughout the world, especially in low-cost regions, either through divestitures by original equipment manufacturers or the acquisition of, or strategic partnering with, engineering and manufacturing service companies.

   In May 1999, we acquired a facility located in Almelo, the Netherlands from Fluke Corporation. The acquisition of our Netherlands facility increased our engineering design capabilities, particularly in the areas of electrical and industrial design. This facility also gives us the ability to rapidly distribute products for our European and North American customers. In connection with this acquisition, we entered into a three-year supply agreement to provide manufacturing and design services to Fluke Corporation, which expires in 2002.

   Our Mexican facility, located in Guadalajara, Mexico and our Chinese facility located in Tianjin, China, represent new operations established in September 1997 and June 1998, respectively. Establishment of these facilities has enabled us to provide low-cost manufacturing and order fulfillment services for our customers on a global basis. Our facility in Guadalajara is located in Mexico's emerging communications and computing markets, and our expansion into this region has provided us with the opportunity to attract new customers in those industries. In 2000, we expanded our Mexican facility from 60,000 to 130,000 square feet to accommodate growth in this region. Similarly, our expansion into China has enabled us to reduce our customers' manufacturing costs while giving us access to new customers in the communications, computing and data storage industries.

   Our Bangkok, Thailand facilities were initially a strategic partnership with Italade Technology Holdings, Ltd. These facilities are now owned by a wholly-owned subsidiary of Pemstar. We are currently building a new high-volume manufacturing facility outside of Bangkok in a tax-free industrial zone to expand our manufacturing capabilities and provide cost effective solutions for our customers. Our Thailand operations are strategically situated in the rapidly expanding Asian communications, computing and data storage markets, giving us access to new customers in those industries.

   In October 1998, we formed a joint venture located in Singapore called Pemstar-Honguan Pte. Ltd. with Honguan Technologies. Honguan Technologies is a Singapore company that is engaged in fabrication of metal tools and components. In 2001, we acquired 100% ownership interest in Pemstar-Honguan Pte. Ltd and subsequently re-named this company Pemstar Singapore Pte. Ltd. Our facility in Singapore has significantly enhanced our service capabilities in the data storage industry by adding specialized disk drive design and manufacturing capabilities. This facility also provides critical sales support for customers in the United States, Southeast Asia, the Philippines, Japan and Korea.

   In 2001, we established new facilities in Hortolandia, Brazil, in response to the needs of an existing customer. This facility has enabled us to reduce the time and cost to bring our customer's products to market in Brazil, while providing us with the opportunity to attract new customers in that region.

   In 2001, we also established an engineering facility in Yokohama, Japan. This facility supports the engineering and design services needs of our customers in the wireless systems markets and also supports the outsourcing of capital equipment at our Singapore facilities. In 2001, we also established a facility in Navan, Ireland, which is in the process of starting operations.

Facilities

   Our executive offices are located in Rochester, Minnesota, where we also have engineering and manufacturing facilities. We also have other U.S. facilities located in San Jose, California, Taunton, Massachusetts, Dunseith, North Dakota and Austin, Texas, as well as facilities in China, Japan, Mexico, the Netherlands, Singapore, Thailand, Brazil and Ireland. Information about these facilities is set forth below:

                            Approximate
Location                    Square Feet Owned/Leased    Principal Services
--------                    ----------- ------------ -------------------------
Rochester, Minnesota (2       156,000      Owned     headquarters, engineering
 facilities)...............    69,000      Leased     and manufacturing
San Jose, California (2       141,000      Leased    engineering and
 facilities)...............    38,000      Leased     manufacturing
Bangkok, Thailand (2           67,000      Leased    manufacturing
 facilities)...............    20,000      Leased
Almelo, the Netherlands....   132,000      Leased    engineering and
                                                      manufacturing
Guadalajara, Mexico........   130,000      Leased    manufacturing
Tianjin, China (2              70,000      Leased    manufacturing
 facilities)...............    40,000      Leased
Taunton, Massachusetts.....    85,000      Leased    engineering and
                                                      manufacturing
Dunseith, North Dakota.....    30,000      Owned     manufacturing
                               35,000      Leased
Hortolandia, Brazil........    30,000      Leased    manufacturing
Navan, Ireland.............    27,000      Leased    manufacturing
Singapore..................    20,000      Leased    engineering and
                                                      manufacturing
Austin, Texas..............    10,000      Leased    manufacturing
Yokohama, Japan............     1,000      Leased    engineering

   We believe our facilities are well maintained and suitable for their respective operations. We anticipate that as our business grows, we will need to acquire, lease or build additional facilities. We may encounter unforeseen difficulties, costs or delays in expanding our facilities.

Competition

   The electronics manufacturing services industry is highly competitive and we compete against numerous domestic and foreign engineering and manufacturing service companies. We believe that the principal competitive factors in our industry are:

  .  Service offerings;
  .  Technological capabilities;
  .  Scale of operations and financial strength;
  .  Geographic location and coverage;
  .  Pricing;
  .  Product quality;
  . Meeting product delivery schedules; and . Flexible and timely response to design and schedule changes.

   We believe that large, publicly-traded original equipment manufacturers prefer to enter into outsourcing relationships with other public electronics manufacturing services providers that present them with the opportunity to build a long-term relationship because of their greater access to capital and resulting financial stability. Many of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than we do. Some of our competitors have broader geographic breadth and range of services than we do. In addition, some of our competitors may have stronger relationships with our existing customers than we do. We believe that we are well positioned to compete against these larger competitors due to our worldwide engineering, product quality, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, pricing, the provision of value-added services and geographic location.

   We also face competition from the manufacturing operations of our current and potential customers, who continually evaluate the relative benefits of internal manufacturing compared to outsourcing. As more original equipment manufacturers dispose of their manufacturing assets and increase their use of outsourcing, we face increasing competitive pressure to grow our business in order to maintain our competitive position.

Governmental Regulation

   Our operations are subject to federal, state and local regulatory requirements relating to environmental, waste management and health and safety measures relating to the use, release, storage, treatment, transportation, discharge, disposal and clean-up of hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our plants. In addition, we are required to register with the United States Food and Drug Administration as a medical device manufacturer. The FDA and various state agencies inspect our facilities from time to time to determine whether we are in compliance with the FDA's Quality Systems Regulation relating to medical device manufacturing companies, including regulations concerning manufacturing, testing, quality control and product labeling practices. The current costs of compliance are not material to us, and we are not presently aware of any facts or circumstances that would cause us to incur significant costs or liabilities in the future related to environmental, health and safety law compliance.

Legal Proceedings

   To the best of our knowledge, there are no legal proceedings pending or threatened against us.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth our directors and executive officers, their ages as of May 1, 2001 and the positions currently held by them:

 Name                     Age Position
 ----                     --- --------
 Allen J. Berning........  46 Chairman, Chief Executive Officer and Director
 William J. Kullback.....  41 Executive Vice President--Finance and Chief
                              Financial Officer
 William B. Leary........  59 Executive Vice President--Rochester Site
                              Operations and Director
 Robert R. Murphy(1).....  57 Executive Vice President--Corporate Operations,
                              Treasurer and Director
 Steve V. Petracca.......  45 Executive Vice President--Business Development
                              and Director
 Karl D. Shurson(1)......  61 Executive Vice President--Quality and Director
 Hargopal (Paul) Singh...  51 Executive Vice President--International
                              Operations and Director
 Robert D. Ahmann........  45 Executive Vice President--Manufacturing Systems
                              and Director
 Linda U. Feuss..........  44 Vice President--General Counsel and Secretary
 Thomas A. Burton(1)(2)..  66 Director
 Bruce M. Jaffe(1)(2)....  57 Director
 Gregory S. Lea(2).......  48 Director

--------
(1)Member of our executive compensation committee.
(2)Member of our audit committee.

   Allen J. Berning has served as our Chief Executive Officer, director and Chairman of our Board since the founding of Pemstar in 1994. Prior to founding Pemstar, Mr. Berning was employed by IBM for fifteen years, where he held several engineering and management positions in process engineering, manufacturing, cost engineering and resource planning, including most recently as Operations Manager for IBM's Rochester Storage Systems facility. Mr. Berning received a B.S.I.E. and an M.B.A. from St. Cloud State University. He is currently serving as board member and past chair of the Greater Rochester Area University Center. In 1999, Mr. Berning received the national Ernst & Young Entrepreneur of the Year Award.

   William J. Kullback has served as our Executive Vice President--Finance and Chief Financial Officer since joining Pemstar in 2000. Prior to joining Pemstar, Mr. Kullback served for five years as Chief Financial Officer of Crenlo, Inc., a manufacturer of fabricated metal products. Prior to joining Crenlo, Mr. Kullback worked in various positions with the Stant Corporation, a manufacturer of automotive parts and tools, including Corporate Controller and Vice President of Finance of Stant's Plews Tool subsidiary. From 1987 to 1990, Mr. Kullback served as a consultant in the audit and manufacturing consulting practices of Price Waterhouse. Mr. Kullback received a B.A. in Economics and English and an M.B.A. in Accounting from the State University of New York at Buffalo.

   William B. Leary has served as our Executive Vice President--Rochester Site Operations and as a director since 1994. Prior to joining Pemstar, Mr. Leary was employed by IBM from 1965 until 1994, where he held a variety of engineering and management positions, including most recently as engineering manager of storage production. Mr. Leary holds a B.S.E.E. from Marquette University. In connection with his planned retirement, Mr. Leary does not intend to stand for reelection at our 2001 annual meeting of shareholders.

   Robert R. Murphy has served as our Executive Vice President--Corporate Operations since 2000 and as Treasurer and a director since 1994. Prior to serving as our Executive Vice President--Corporate Operations, Mr. Murphy served as our Chief Financial Officer from 1994 to 2000. From June 1962 to 1994, Mr. Murphy was employed by IBM, where he held several engineering and management positions, including most recently as manager of magnetic head development and production. Mr. Murphy holds a B.S. degree in Mathematics from Winona State University.

   Steve V. Petracca has served as our Executive Vice President--Business Development and as a director since joining Pemstar in 1999. From 1998 to 1999, Mr. Petracca served as the Executive Vice President and General Manager of Quadrus Manufacturing, a division of Bell Microproducts. From 1988 to 1997,
Mr. Petracca served as the Chief Executive Officer and President of Reply Corporation, a venture backed computer start-up company that he founded, and after acquisition of Reply Corporation by Radius Inc. in 1997, as its Senior Vice President of engineering and operations until 1998. Prior to founding Reply Corporation, Mr. Petracca worked in various positions with IBM. Mr. Petracca holds a B.A. from the University of Colorado and an M.B.A. from Nova University.

   Karl D. Shurson has served as our Executive Vice President--Operations and Quality since 1998 and as a director since 1994. Mr. Shurson has also served as our Corporate Manager of Human Resources since 1994 and as the site executive for our Bangkok, Thailand operations since 1998. From 1962 to 1994, Mr. Shurson was employed by IBM where he held several technical and management positions, including most recently as production facility manager for storage products at IBM's Rochester, Minnesota facility.

   Hargopal (Paul) Singh has served as our Executive Vice President-- International Operations and Wireless Communications since 1999 and as a director since 1998. Mr. Singh has been employed by us since 1995 and also serves as President of our Chinese and Mexican subsidiaries. From 1994 to 1995, Mr. Singh was employed by Microsoft as a Director of Business Planning, Tools and Technology in Microsoft's product support services division. From 1979 to 1994, Mr. Singh was employed by IBM in various technical and management positions, including plant manager for printed circuit board assembly and test. Mr. Singh holds a B.E. in Mechanical Engineering from Osmania University in India and an M.S. in Engineering Management from Oklahoma State University.

   Robert D. Ahmann has served as our Executive Vice President--Manufacturing Systems and a director since August 1999. Mr. Ahmann has worked for us in various capacities since 1994. From 1977 to 1994, Mr. Ahmann was employed by IBM where he held several engineering and management positions, including most recently as manager of test and process engineering for storage products. Mr. Ahmann holds a B.S.E.E. from North Dakota State University and a M.S.E.E. from the University of Minnesota.

   Linda U. Feuss has served as our Vice President--General Counsel and Secretary since 2001. From 1998 to 2000, Ms. Feuss served as Vice President and General Counsel, Bakeries and Foodservice of The Pillsbury Company. From 1983 to 1998, Ms. Feuss was employed by Siemens Corporation, serving most recently as Associate General Counsel, Corporate. Ms. Feuss holds a J.D. from the Emory University School of Law and a B.A. from Colgate University.

   Thomas A. Burton has served as a director since 1994. Mr. Burton has been an independent consultant since 1995. Prior to joining Pemstar, Mr. Burton was President and Chief Executive Officer of Waters Instruments Inc., a diversified manufacturer of medical and agricultural products and a contract manufacturer for the computing and telecommunications industries, from 1960 to 1990. From 1992 to 1997, Mr. Burton was appointed to serve on the Minnesota Public Utilities Commission which regulates the electric gas and telephone industries in Minnesota.

   Bruce M. Jaffe has served as a director of Pemstar since 2000. Mr. Jaffe, currently a private investor, was Senior Vice President and Chief Financial Officer of Bell Microproducts Inc., a distributor of storage and computer products from 1997 to 1999. From 1967 to 1996, Mr. Jaffe was employed by Bell Industries Inc., a distributor of electronic components, where he held several management positions, most recently as President, Chief Operating Officer and a member of the Board of Directors. From 1965 to 1967, Mr. Jaffe was employed as an accountant by Price Waterhouse. Mr. Jaffe holds a B.S. in Business from the University of Southern California and is a certified public accountant. Mr. Jaffe currently serves on the Board of Directors of Metron Technology, a supplier of equipment, materials and outsourcing services to the semiconductor industry, and the Board of Advisors for the University of Southern California School of Business.

   Gregory S. Lea has served as a director of Pemstar since April 2001. Since 1993, Mr. Lea has served as a corporate Vice President for Jostens Corporation, a commemorative and affiliation products manufacturer, serving most recently as corporate Vice President--Business Ventures. From 1993 to 1999, Mr. Lea held two other corporate vice presidency positions at Jostens Corporation. From 1974 to 1993, Mr. Lea was employed by IBM Corporation, where he held several management and administrative positions. From 1981 to 1993, Mr. Lea was President and a member of the Board of Directors of the Ability Building Center, Inc. Mr. Lea holds a B.S. in accounting/business management from Minnesota State University, Mankato.

Board of Directors

   Our board of directors consists of ten directors divided into three classes with each class serving for a term of three years. At each annual meeting of shareholders, directors are elected by the holders of common stock to succeed those directors whose terms are expiring. Karl D. Shurson, Robert D. Ahman and Bruce M. Jaffe are Class I directors whose terms expire on July 26, 2001. In 2000, Class I director Gary L. Lingbeck resigned as a director in connection with his retirement as an employee of Pemstar. William B. Leary, Robert R. Murphy, Hargopal (Paul) Singh and Thomas A. Burton are Class II directors whose terms expire in 2002. Allen J. Berning, Steve V. Petracca and Gregory S. Lea are Class III directors whose terms expire in 2003. In 2001, Class III director David L. Sippel resigned as a director in connection with his retirement as an employee of Pemstar. In addition, Class III director Michael J. Odrich resigned as a director of Pemstar effective January 2001. Our bylaws provide that the number of directors shall be fixed by the board of directors. The number of directors on our board is fixed at a maximum of fifteen.

Director Compensation

   We pay our non-employee board members $1,000 for attendance at each board meeting and $500 for attendance at each committee meeting. We also reimburse our non-employee directors for reasonable expenses incurred in serving as a director. All of our non-employee directors are entitled to participate in our Stock Plans. The number of options granted to our non-employee directors is determined by our Options Committee on an annual basis. In fiscal 2001, two of our non-employee directors, Thomas A. Burton and Bruce M. Jaffe, were awarded options to purchase 4,250 shares and 6,375 shares, respectively, of common stock under our 2000 Stock Option Plan. See "Benefit Plans--Stock Option Plans."

Committees

   Our board of directors has authority to appoint committees to perform certain management and administrative functions. We currently have two board-appointed committees:

 Audit Committee

   The functions of the audit committee, which consists of Thomas A. Burton, Bruce M. Jaffe and Gregory S. Lea, each a non-employee director, include: reviewing the adequacy of our system of internal accounting controls; reviewing the results of the independent auditors' annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; reviewing our audited financial statements and discussing them with management; reviewing the audit reports submitted by the independent auditors; reviewing disclosures by independent auditors concerning relationships with our company and the performance of our independent auditors and annually recommending independent auditors; adopting and annually assessing our charter; and preparing such reports or statements as may be required by Nasdaq or the securities laws.

 Executive Compensation Committee

   The executive compensation committee consists of Thomas A. Burton and Bruce
M. Jaffe, each a non-employee director, and Robert R. Murphy and Karl D. Shurson, each of whom is also a director. The functions of the executive compensation committee currently include making promotion and compensation recommendations for our executive officers and reviewing our general compensation strategy.

Executive Compensation Committee Interlocks and Insider Participation

   During fiscal 2001, Robert R. Murphy and Karl D. Shurson, each an executive officer of Pemstar, served on our executive compensation committee. In June 2000 Mr. Murphy repaid an outstanding loan from us in the principal amount of $67,650, excluding accrued interest. See "Related Party Transactions."

   No interlocking relationship exists between the board of directors or the executive compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Employment Agreements

   We currently do not have employment agreements with any of our executive officers, although the terms of our change of control agreements with each executive officer impose limitations on our ability to terminate an executive officer. See "Executive Compensation--Change in Control Arrangements."

Change in Control Arrangements

   We have entered into change in control arrangements with each of our executive officers. These agreements are designed to diminish the distractions that could be caused by personal uncertainties and risks associated with changes in control and other significant business combinations involving our company by providing these individuals with assurances regarding their compensation and benefits expectations under such circumstances.

   Under these agreements, we agree not to terminate any of these individuals during the six month period prior to a "change in control" involving our company and for the two year period following any change in control. If, during the applicable period, we terminate any individual other than for "cause" or "disability" or the individual terminates his employment for "good reason," the individual is entitled to receive a severance payment from us in the amount of 110% of the individual's annual base salary in effect at the time of termination or immediately prior to the change in control, whichever is earlier. We may pay the severance payment in one lump sum or in twelve consecutive monthly installments.

Limitation on Liability and Indemnification Matters

   Minnesota law and our articles of incorporation and bylaws provide that we shall indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses unless the person's conduct being challenged does not meet the standards of conduct for acting in an official capacity under Minnesota law. Any such person also is entitled to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding unless the articles of incorporation or bylaws limit payment or reimbursement of expenses consistent with Minnesota law.

   Pursuant to provisions of the Minnesota Business Corporation Act, we have adopted provisions in our articles of incorporation which provide that our directors shall not be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, unless such liability is the result of:

  .  A breach of the director's duty of loyalty;

  . An act or omission not in good faith or involving knowing or intentional misconduct;

  . A director's consent to, or failure to object to, an illegal distribution;

  .  A violation of Minnesota's securities' laws; or

  . Participation in any transaction from which the director received an improper personal benefit.

   At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Executive Compensation

   The following table sets forth information regarding compensation received during the fiscal year ended March 31, 2001 by our Chief Executive Officer and the other four most highly compensated executive officers.

                           Summary Compensation Table

                                       Annual        Long-Term
                                   Compensation(1)  Compensation
                                   -----------------------------
                                                     Securities
                                                     Underlying   All Other
                                    Salary   Bonus  Options/SARs Compensation
Name and Principal Position   Year   ($)      ($)       (#)         ($)(2)
---------------------------   ----  ------   ------------------- ------------
Allen J. Berning............. 2001   200,769      0    42,500       3,825
 Chairman of the Board and    2000   156,346      0   216,000       4,656
 Chief Executive Officer
Steve V. Petracca............ 2001   227,885      0    25,500       5,037
 Executive Vice President--   2000   182,948      0   210,000       5,192
 Business Development
William B. Leary............. 2001   162,885      0    25,500       2,236
 Executive Vice President--   2000   126,154      0   135,000       2,360
 Rochester Site Operations
Hargopal (Paul) Singh........ 2001   165,769      0    25,500       2,403
 Executive Vice President--   2000   126,154      0   135,000       2,360
 International Operations
David L. Sippel (3).......... 2001   162,885      0    25,500       2,316
 Executive Vice President--   2000   126,154      0   135,000       2,390
 Rochester and Chief
  Technology Officer

--------
(1) With respect to each of the named executive officers, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported for such named officer.
(2) The reported compensation includes our contributions (excluding employee earnings reduction contributions) under our 401(k).
(3) Dr. Sippel resigned his executive positions with Pemstar in May 2001 in connection with his planned retirement.

Stock Option Grants in Last Fiscal Year

   The following table sets forth information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table during fiscal 2001. The percentage of total options set forth below is based on an aggregate of 1,188,875 options granted to employees during fiscal 2001. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the fair market value of the stock at the time of option grant, and do not represent our estimate or projection of the future stock price.

               Option Grants in Fiscal Year Ended March 31, 2001

                                                                         Potential
                                                                        Realizable
                                      Individual Grants                  Value at
                         --------------------------------------------     Assumed
                          Number of   % of Total                      Annual Rate Of
                          Shares of    Options                          Stock Price
                         Common Stock Granted to                       Appreciation
                          Underlying  Employees  Exercise             For Option Term
                           Options    in FY 2001 Price Per Expiration ---------------
Name                      Granted(1)     (%)     Share ($)    Date    5% ($)  10% ($)
----                     ------------ ---------- --------- ---------- ------- -------
Allen J. Berning........    42,500       3.58      11.00    7/11/10   294,008 745,075
Steve V. Petracca.......    25,500       2.15      11.00    7/11/10   176,405 447,045
William B. Leary........    25,500       2.15      11.00    7/11/10   176,405 447,045
Hargopal (Paul) Singh...    25,500       2.15      11.00    7/11/10   176,405 447,045
David L. Sippel.........    25,500       2.15      11.00    7/11/10   176,405 447,045

--------
(1) Options vest in three equal annual installments commencing on the first anniversary of their grant date.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

   The table below sets forth the number of shares of common stock acquired upon the exercise of options in the fiscal year ended March 31, 2001 and the value and the number of shares of common stock subject to exercisable and unexercisable options held as of March 31, 2001, by each of the executive officers named in the Summary Compensation Table.

                   Aggregate Option Exercises in Fiscal 2001
                       and Fiscal Year-End Option Values

                                                   Number of Shares      Value of Unexercised In-
                                                Underlying Unexercised     the-Money Options at
                         Number of                Options at Year-End           Year-End(2)
                          Shares      Value    ------------------------- -------------------------
Name                     Acquired  Realized(1) Exercisable Unexercisable Exercisable Unexercisable
----                     --------- ----------- ----------- ------------- ----------- -------------
Allen J. Berning........  40,000     $42,400     110,000      42,500      $412,500          0
Steve V. Petracca.......       0           0     210,000      25,500       787,500          0
William B. Leary........       0           0     135,000      25,500       506,250          0
Hargopal (Paul) Singh...       0           0           0      25,500             0          0
David L. Sippel.........       0           0     143,100      25,500       536,250          0

--------
(1) Based on an estimated fair market value of $6.06, which is equal to the average of the daily high and low trading prices for our common stock on December 20, 2000.
(2) Based on an estimated fair market value of $8.75, which is equal to the average of the daily high and low trading prices for our common stock on March 31, 2001.

Benefit Plans

 Stock Option Plans

   We currently maintain five stock option plans: (1) the Pemstar Inc. 1994 Stock Option Plan, (2) the Pemstar Inc. 1995 Stock Option Plan, (3) the Pemstar Inc. 1997 Stock Option Plan, (4) the Pemstar Inc. Amended and Restated 1999 Stock Option Plan and (5) the Pemstar Inc. 2000 Stock Option Plan. For ease of reference, all of these plans are collectively referred to as the "Option Plans." Our Option Plans provide for the grant of options to purchase shares of our common stock to any of our full or part-time employees, including officers and directors who are also employees, and any of our subsidiaries. Such options may qualify as incentive stock options under the Internal Revenue Code of 1986. Members of our board of directors, consultants or independent contractors providing valuable services to us or one of our subsidiaries who are not employees are eligible to receive options which do not qualify as incentive stock options.

   We have reserved 900,000 shares of common stock for issuance under our 1994 Option Plan, 600,000 shares of common stock under our 1995 Option Plan, 1,500,000 shares of common stock under the 1997 Option Plan, 3,000,000 shares of common stock under our 1999 Amended and Restated Option Plan and 1,500,000 shares of common stock under our 2000 Option Plan.

   Our Option Plans are administered by our options committee. Our options committee has the discretion to determine the purchase price of the common shares covered by each option, select the people to whom options are granted and to establish the terms and conditions of each stock option, subject to the provisions of our Option Plans and the approval of our board of directors.

   Our 1999 Amended and Restated Option Plan and our 2000 Option Plan allow our options committee to establish special rules for employees located in our foreign subsidiaries. Such rules may not increase the number of shares that may be issued under our 1999 Amended and Restated Option Plan.

   The exercise price of an incentive stock option granted under our Option Plans must not be less than 100% of fair market value of the common stock on the date the option is granted. In the event that a proposed optionee owns more than 10% of our common stock, any incentive stock option granted must have an exercise price not less than 110% of the fair market value of our common stock on the grant date.

   The term of each option is determined by our options committee, but in any event the term of an incentive stock option may not exceed 10 years from the date of grant and the term of a non-qualified stock option may not exceed 15 years from the date of grant. In the case of an incentive stock option granted to an owner of more than 10% of our common stock, the term may not exceed five years from the date of grant.

   The Option Plans are subject to amendment or discontinuance by our board of directors, except that the board may not, without the approval of our shareholders, increase the number of shares that may be issued under our plans, decrease the minimum exercise price, extend the maximum option term or materially modify the eligibility requirements for participation.

 Employee Stock Purchase Plan

   We currently maintain an employee stock purchase plan covering an aggregate of 500,000 shares of common stock. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Employees whose customary employment is at least 20 hours per week and who have been employed by us for at least 90 days on the first day of a purchase period are eligible to participate in the plan. Eligible employees may purchase shares of common stock during each monthly purchase period at a price per share equal to 85% of the fair market value of the shares on the last day of the purchase period. No participant may purchase more than 10,000 shares of common stock in any purchase period or more than $25,000 worth of shares under the plan in any calendar year. The plan will terminate when all of the shares reserved under the plan have been purchased or at any earlier date determined by our board of directors.

 401(k) Plan

   In 1995, we adopted a 401(k) plan to provide eligible employees with a tax preferential savings and investment program. Employees become eligible to participate in the 401(k) plan on the first day of the first month after they become employed by us, at which point we classify them as participants. Employees may elect to reduce their current compensation by not less than 1% nor more than 15% of eligible compensation or the statutorily prescribed annual limit, currently $10,500, and have this reduction contributed to the 401(k) plan. Our board of directors may change the minimum and maximum contribution levels, subject to the statutorily prescribed limit. The 401(k) plan permits, but does not require, us to make discretionary matching contributions and discretionary profit sharing contributions to the 401(k) plan on behalf of eligible participants. In 1997, our board approved a discretionary matching contribution of 3% of an employee's contributions to the plan. All contributions made by and on behalf of participants are subject to a maximum contribution limitation currently equal to the lesser of 25% of their compensation or $30,000 per year. At the direction of each participant, the trustee of the 401(k) plan invests the assets of the 401(k) plan in selected investment options. Contributions by participants or by us to the 401(k) plan and income earned on plan contributions, are generally not taxable to the participants until withdrawn, and contributions by us, if any, are generally deductible by us when made. In fiscal 2001, we made $1,063,324 in matching contributions to the plan on behalf of participants.

                           RELATED PARTY TRANSACTIONS

Loans to Executive Officers

   In connection with the purchase of shares of common stock and exercise of options in fiscal 2000, we accepted as payment from executive officers, notes bearing interest at 6.5% per annum and maturing on either June 30, 2000 or March 31, 2002. These notes are secured by a security interest in the shares purchased or issued upon exercise of the options. The executive officers listed below had outstanding notes due and payable during fiscal 2001, in the following amounts, which represent the largest amounts outstanding during our last fiscal year:

                                  90 day Notes

      Name                                                      Principal Amount
      ----                                                      ----------------
      Allen J. Berning.........................................     $ 75,030
      William B. Leary.........................................     $ 67,650
      Gary L. Lingbeck.........................................     $ 77,650
      Robert R. Murphy.........................................     $ 67,650
      Hargopal (Paul) Singh....................................     $379,200

   All of these notes in the table were repaid in full on June 30, 2000.

   The executive officers listed below have outstanding notes due and payable on March 31, 2002, in the following amounts, which represents the original principal balance and the largest amounts outstanding during our last fiscal year:

                                  2 year Notes

      Name                                                      Principal Amount
      ----                                                      ----------------
      Allen J. Berning.........................................     $375,000
      William J. Kullback (1)..................................     $225,000
      Robert J. Legendre.......................................     $150,000
      Steve V. Petracca........................................     $450,000
      Hargopal (Paul) Singh....................................     $375,000

     --------
     (1)  Note matures March 14, 2002.

   In addition, in fiscal 2001, Allen J. Berning executed an additional promissory note in the face amount of $200,000 in connection with Mr. Berning's exercise of an option to purchase 40,000 shares of common stock. This note bears interest at 6.01% per annum and matures on December 20, 2002. This note is secured by a security interest in the shares purchased or issued upon exercise of the options.

Financing Transactions

   In fiscal 2000, we sold 1,000,000 shares of Series B preferred stock convertible into 3,000,000 shares of common stock for an aggregate purchase price of $18.0 million, or $18.00 per share, to affiliates of Lehman Brothers Inc. These shares of preferred stock were converted into shares of common stock in August 2000 in connection with our initial public offering of common stock. Lehman Brothers Inc. is the beneficial owner of more than 5% of our outstanding shares of common stock. See "Principal and Selling Shareholders" for information relating to the beneficial ownership of shares and identification of affiliates of Lehman Brothers Inc.

Investment Banking Services

   Lehman Brothers Inc. served as an underwriter for our initial public offering of common stock in August 2000. In connection with this transaction, Lehman Brothers Inc. received customary fees, underwriting discounts and commissions.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The table below sets forth information known to us regarding the beneficial ownership of our common stock as of March 31, 2001, and to reflect the sale of the common stock offered by this prospectus, by:

  . Each shareholder known by us to be the owner of more than 5% of our outstanding common stock;
  . Each of our executive officers listed on the Summary Compensation Table under "Management";
  .  Each of our directors;
  . All executive officers and directors as a group; and . The selling shareholders.

   Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within sixty days of March 31, 2001 are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Pemstar Inc., 3535 Technology Drive N.W., Rochester, Minnesota 55901.

                                  Shares
                               Beneficially
                              Owned Prior to            Shares Beneficially
                                 Offering      Shares  Owned After Offering
                             -----------------  to be  -----------------------
Name of Beneficial Owner      Number   Percent  Sold     Number      Percent
------------------------     --------- ------- ------- ------------ ----------
5% Shareholder:
Lehman Brothers Inc. and
 certain of its
 affiliates(1).............  4,959,903  17.5%        0    4,959,903     15.1%
  3 World Financial Center
  New York, New York 10285
Executive Officers and
 Directors:
Allen J. Berning(2)........  1,111,100   3.9    35,000    1,076,100      3.3
Steve V. Petracca(3).......    300,000   1.1    40,000      260,000        *
William B. Leary(4)........    624,808   2.2   100,000      524,808      1.6
Robert R. Murphy(5)........    945,808   3.3   100,000      845,808      2.6
Karl D. Shurson(6).........    452,608   1.6   100,000      352,608      1.1
Hargopal (Paul) Singh(7)...    491,400   1.7   100,000      391,400      1.2
Robert D. Ahmann(8)........    462,000   1.6    50,000      412,000      1.3
Thomas A. Burton...........      6,000     *         0        6,000        *
Bruce M. Jaffe.............        800     *         0          800        *
Gregory S. Lea.............          0     0         0            0        0
All directors and executive
 officers as a group (12
 persons)(9)...............  4,452,164  15.3   525,000    3,927,164     11.7
Other Selling Shareholder:
David L. Sippel(10)........    937,948   3.3   100,000      837,948      2.5

--------
*  Shares represent less than 1% of total shares outstanding.

(1) Shares beneficially owned by Lehman Brothers Inc. include shares held by the following wholly owned subsidiaries of Lehman Brothers Inc.:

      Name                                                    Number of Shares
      ----                                                    ----------------
      LB I Group Inc. ("LB I Group").........................    2,547,084
      Lehman Brothers Venture Capital Partners I, L.P. ("LB
       VCP").................................................      366,906
      Lehman Brothers Venture Partners L.P. .................      613,158
      Lehman Brothers VC Partners L.P. ......................    1,333,332
      Lehman Brothers MBG Venture Capital Partners 1998 (A)
       L.P. .................................................       87,807
      Lehman Brothers MBG Venture Capital Partners 1998 (B)
       L.P. .................................................        1,620
      Lehman Brothers MBG Venture Capital Partners 1998 (C)
       L.P. .................................................        9,996

   Effective March 15, 2001, LB I Group and LB VCP granted to Pemstar an irrevocable proxy to vote 2,200,000 of the shares of the common stock that they would otherwise be entitled to vote at any meeting of our shareholders, or to give consent in lieu of voting on any matter which is submitted for a vote or consent to our shareholders. The proxy and the powers granted under the proxy are not revocable by the grantors and will remain in effect until automatically terminated when the grantors and their affiliates cease to own on a collective basis 10% or more of our common stock. The proxy will also terminate with respect to any shares that are transferred by the grantors to any person that is not affiliated with the grantors. As a result of this proxy, Lehman Brothers will exercise voting power with respect to approximately 8.4% of the common stock after this offering.
(2) The shares of common stock included in this table include 764,400 shares held jointly by Mr. Berning and his spouse, 110,000 shares that can be acquired upon the exercise of outstanding options and 200 shares owned by Mr. Berning's spouse. Mr. Berning disclaims beneficial ownership of the 200 shares owned by his spouse.
(3) The shares of common stock included in this table include 210,000 shares that can be acquired upon the exercise of outstanding options.
(4) The shares of common stock included in this table include 240,000 shares held by Mr. Leary's spouse and 135,000 shares that can be acquired upon the exercise of outstanding options.
(5) The shares of common stock included in this table include 777,000 shares held jointly by Mr. Murphy and his spouse and 135,000 shares that can be acquired upon the exercise of outstanding options.
(6) The shares of common stock included in this table include 311,008 shares held jointly by Mr. Shurson and his spouse and 141,600 shares that can be acquired upon the exercise of outstanding options.
(7)  Includes 75,000 shares held by Mr. Singh's spouse.
(8) The shares of common stock included in this table include 141,000 shares that can be acquired upon the exercise of outstanding options.
(9) See Notes (2) through (8). Includes an aggregate of 884,840 shares issuable upon the exercise of currently exercisable options held by our executive officers and directors.
(10) The shares of common stock included in this table include 385,020 shares held in the Donna L. Sippel 1999 Trust, 327,328 shares held in the David L. Sippel Revocable Trust, 82,500 shares held in the David L. Sippel 1999 Trust, over which Mr. Sippel shares voting and dispositive power and 143,100 shares that can be acquired upon the exercise of outstanding options. Mr. Sippel is a former director and Executive Vice President--Rochester Site Operations of Pemstar.

                          DESCRIPTION OF CAPITAL STOCK

General Matters

   Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

   The following is a summary of the material terms of our common stock. Please see our articles of incorporation filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

   As of March 31, 2001, there were 28,294,347 shares of common stock outstanding, held by approximately 436 shareholders of record.

   Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors, and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. See "Dividend Policy." Upon a liquidation, dissolution or winding up of Pemstar, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Registration Rights

   As of March 31, 2001, certain of our shareholders are entitled to rights with respect to the registration of 4,959,903 shares under the Securities Act. The holders of registration rights are those investors that purchased shares of our mandatorily redeemable, convertible Series A and Series B preferred stock which was converted into shares of common stock on August 7, 2000. Under the terms of the agreement between us and the holders of these registrable securities, the holders of at least 35% of the registrable securities may require that we file a registration statement under the Securities Act with respect to their shares of common stock after February 7, 2001. The holders of registration rights have waived their registration rights in connection with this offering. In the event the holders of registration rights exercise their registration rights in the future, we will only be required to file two registration statements in response to a request for registration by the holders of registrable securities. We may postpone the filing of a registration statement for up to ninety days in any twelve month period if we determine that the filing would be seriously detrimental to us and our shareholders. Further, holders of the registrable securities may require us on two occasions within any twelve month period to file additional registration statements on Form S-3 at our expense. In addition, in the event that we decide to register our securities, we are required to include in our registration statement the registrable securities of any holder who so requests. These rights are subject to the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances. The expenses incurred in such registrations will be borne by us.

   The registration rights described above will expire with respect to any holder of registrable securities if such holder can sell all of its shares in a three month period under Rule 144 of the Securities Act. In any event, the registration rights described above will expire in 2005. Holders of registrable securities have agreed not to exercise their registration rights for a period of 90 days following the date of this prospectus.

Shareholder Rights Plan

   In May 2000, our Board of Directors adopted a shareholder rights plan designed to encourage parties seeking to acquire our company to negotiate with, and seek the approval of, our Board of Directors. Investors purchasing shares of our common stock in this offering will be issued these preferred purchase rights.

   In connection with the rights plan, the board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock outstanding on August 6, 2000 to the shareholders of record on that date. Each right entitles the registered holder to purchase one one-hundredth of a share of Series A junior participating preferred stock, par value $0.01 per share, at a price of $85.00 per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the share purchase rights are set forth in a rights agreement between Pemstar and a rights agent, a copy of the form of which is filed as an exhibit to this registration statement.

   Initially, the certificates for shares of common stock then outstanding will evidence the rights and we will not distribute separate rights certificates. The rights will separate from the common stock on the share purchase rights distribution date, which is the earlier of:

  . The first date of public announcement that a person or group of affiliated or associated persons has become the beneficial owner of 15% or more of the outstanding common stock, subject to certain exceptions; and
  . The close of business on the tenth day, or such later date as may be determined by the board of directors prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding common stock, following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the outstanding common stock.

   The board of directors, after receiving such advice as it deems necessary and giving due consideration to all relevant factors, may elect to approve a tender offer or an exchange offer for all of our outstanding common stock if the board determines the offer to be in our best interest and the best interests of our stockholders. If the board does approve a tender offer or exchange offer, the rights will expire.

   Until the share purchase rights distribution date,

  . The rights will be evidenced by the certificates for shares of common stock and will be transferred with and only with the common stock;
  . Any common stock certificates issued after the business day immediately preceding the date of this Prospectus upon transfer or new issuance of the common stock will contain a notation incorporating the rights agreement by reference; and
  . The transfer of any common stock will also constitute the transfer of the rights associated with the common stock.

   As promptly as practicable following the share purchase rights distribution date, we will mail separate certificates evidencing the share purchase rights to holders of record of the common stock as of the close of business on that date, and such separate certificates alone will evidence the share purchase rights.

   The holders of our common stock and the share purchase rights cannot exercise the rights until the share purchase rights distribution date. The rights will expire on the date that is ten years after the business day immediately preceding the date of this prospectus, unless we extend or earlier redeem or exchange the rights as described below. We will not issue fractions of a preferred share, other than fractions in integral multiples of one one-hundredth of a share, and, in lieu thereof, we will make a cash adjustment on the closing price on the last trading date prior to the date of exercise.

   We will adjust the purchase price payable and the number of preferred shares issuable upon exercise of the rights from time to time to prevent dilution:

  . In the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares;
  . Upon the grant to holders of the preferred shares of certain rights, options or warrants to subscribe for or purchase preferred shares or convertible securities at less than the then current market price of the preferred shares; or
  . Upon the distribution to holders of the preferred shares of any evidence of indebtedness or assets, excluding regular periodic cash dividends or dividends payable in preferred shares, or of subscription rights or warrants, other than those described in clause (2) of this paragraph.

   With certain exceptions, we are not required to adjust the purchase price until cumulative adjustments require an adjustment of at least 1% in the purchase price. We also will adjust the number of outstanding share purchase rights and the number of preferred shares issuable upon exercise of the rights in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

   We cannot redeem the preferred shares purchasable upon exercise of the rights. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $0.001 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $0.01 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are subject to adjustment in the event of a stock dividend on the common stock or a subdivision, combination or consolidation of the common stock.

   In the event any person becomes the beneficial owner of 15% or more of the outstanding common stock, each holder of a share purchase right shall thereafter have a right to receive, upon exercise thereof at the then current aggregate exercise price, in lieu of preferred shares, such number of shares of our common stock having a current aggregate market price equal to twice the current aggregate exercise price. In the event that at any time after there is a beneficial owner of 15% or more of the outstanding common stock, we are acquired in certain mergers or other business combination transactions or 50% or more of our assets or earning power and our subsidiaries, taken as a whole, are sold, holders of the rights will thereafter have the right to receive, upon exercise thereof at the then current aggregate exercise price, such number of shares of common stock of the acquiring company or, in certain cases, one of its affiliates, having a current aggregate market price equal to twice the current aggregate exercise price.

   At any time after a person becomes the beneficial owner of 15% or more of the outstanding common stock, subject to certain exceptions, and prior to the acquisition by a person of 50% or more of the outstanding common stock, the board of directors may exchange all or part of the rights for common stock at an exchange ratio of one share of common stock per right, subject to adjustment.

   At any time before a person has become the beneficial owner of 15% or more of the outstanding common stock, the board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish.

   Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder, including without limitation, the right to vote or to receive dividends.

   The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by the board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the board because the board of directors may redeem the rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding common stock.

   Provisions of our Articles of Incorporation and Bylaws and State Law Provisions with Potential Antitakeover Effects

   Some provisions of our articles of incorporation and bylaws could make it more difficult to acquire control of our company and to remove existing management. These provisions include:

  . Our articles of incorporation do not provide for cumulative voting for directors, which makes it difficult for a minority shareholder seeking to elect directors to the board;

  . We have a classified board of directors with each class serving a staggered three-year term, which could limit the ability of a potential acquiror to gain control of our board;

  . The board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term of the class of directors in which the new directorship was created, which may enable an incumbent board to maintain control by adding directors;

  . The board of directors may issue preferred stock without any vote or further action by the shareholders, which may include rights and preferences that would deter an unsolicitated takeover offer;

  . The board of directors may adopt, amend, alter or repeal the bylaws without a vote of the shareholders, which may enable the board to change the bylaws to deter a proxy contest in connection with an unsolicitated takeover offer;

  . All shareholder actions must be taken at a regular or special meeting of the shareholders and cannot be taken by written consent without a meeting, which may delay a shareholder action in connection with a takeover offer; and

  . We require advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, which may restrict shareholder proposals and director nominations in connection with a takeover offer.

   These provisions are intended to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal. These provisions of our articles of incorporation and bylaws may delay or prevent the acquisition of our company on terms you may consider to be favorable.

 The Minnesota Business Corporation Act

   Section 302A.671 of the Minnesota Business Corporation Act, or MBCA, applies, with certain exceptions, to any acquisition of our voting stock (from a person other than us and other than in connection with certain mergers and exchanges to which we are a party) resulting in the acquiring person owning 20% or more of our voting stock then outstanding. The MBCA requires approval of any such acquisitions by a majority vote of our shareholders prior to its consummation. In general, shares acquired without such approval lose their voting rights and are redeemable by us at their then fair market value within thirty days after the acquiring person failed to give us timely information regarding the acquisition of the shares or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

   Section 302A.673 of the MBCA generally prohibits us, or any of our subsidiaries, from entering into any transaction with a shareholder under which the shareholder purchases 10% or more of our voting shares (an "interested shareholder") within four years following the date the person became an interested shareholder, unless the transaction is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder acquires the shares.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

                                  UNDERWRITING

   Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, Lehman Brothers Inc., J.P. Morgan Securities Inc., Robertson Stephens, Inc. and CIBC World Markets Corp. are acting as representatives of each of the underwriters named below. Under the underwriting agreement, each of the underwriters will agree to purchase from us and the selling shareholders the respective number of shares of common stock shown opposite its name below:

                                                                       Number of
Underwriters                                                            Shares
------------                                                           ---------
Lehman Brothers Inc...................................................
J.P. Morgan Securities Inc............................................
Robertson Stephens, Inc...............................................
CIBC World Markets Corp...............................................
                                                                       ---------
                                                                       5,125,000
                                                                       =========

   The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling shareholders to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

   The following table shows the underwriting fees to be paid to the underwriters by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares described below. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to us to purchase the shares from us. On a per
share basis, the underwriting fee is   % of the public offering price.

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
      Per share...............................................  $        $
      Total paid by Pemstar...................................  $        $
      Total paid by selling shareholders......................  $        $

   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not
in excess of $   per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $   per share to brokers and dealers.
After the offering, the underwriters may change the offering price and other selling terms.

   We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $500,000. We have agreed to pay expenses incurred by the selling shareholders in connection with the offering, other than underwriting discounts and commissions.

   We have granted to the underwriters an option to purchase up to 768,750 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option any time until thirty days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

   We have agreed that, without the consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus, subject to certain limited exceptions, including the issuance by us of shares of common stock as consideration for the purchase by us of any business or assets to parties that agree to be bound by the terms of the restrictions contained in the following sentence. All of our directors, executive officers, our largest shareholder and the selling shareholders, who after this offering, will collectively own approximately 9,215,474 shares of our common stock and will hold options to purchase an aggregate of 1,782,200 shares of common stock have also agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exchangable or exercisable for any shares of common stock or enter into any derivative transactions with similar effect as a sale of common stock for a period ending 90 days after the date of this prospectus without the written consent of Lehman Brothers.

   A prospectus in electronic format may be made available on the Internet sites, or through other online services maintained by, one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

   Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

   Our common stock is traded on the Nasdaq National Market under the symbol "PMTR."

   We and the selling shareholders have agreed to indemnify the underwriters against liabilities relating to this offering, including under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

   Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

   In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, on the over-the-counter market, or otherwise, and if commenced, may be discontinued at any time.

   Neither we, nor the selling shareholders nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the selling shareholders nor the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

   Non-United States purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

   Affiliates of Lehman Brothers Inc., one of the representatives of the underwriters hold an aggregate of 4,959,903 shares of our common stock. The offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers.

   The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior written approval of the customer.

   From time to time, the representatives have provided, and may continue to provide, investment banking services to us. Each of the representatives of the underwriters served as a representative in our initial public offering in August 2000, for which they received customary compensation.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us and the selling shareholders by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis (a partnership that includes professional corporations), Chicago, Illinois.

                                    EXPERTS

   Ernst & Young LLP, independent auditors have audited our consolidated financial statements as of and for the years ended March 31, 2000 and 2001, as set forth in their report. McGladrey & Pullen, LLP, independent auditors, have audited our consolidated financial statements for the year ended March 31, 1999, as set forth in their report. We have included our financial statements in this prospectus and registration statement in reliance on the reports of Ernst & Young LLP and McGladrey & Pullen, LLP, given on their authority as experts in accounting and auditing.

   Ernst & Young LLP, independent auditors have audited the financial statements of Turtle Mountain Corporation as of October 30, 1999 and October 31, 1998 and for each of the three years in the period ended October 30, 1999, as set forth in their report. We have included the Turtle Mountain Corporation financial statements in this prospectus and registration statement in reliance on the report of Ernst & Young LLP, given on their authority as experts in accounting and auditing.

   On February 11, 2000, upon the recommendation of the audit committee, the board of directors engaged Ernst & Young LLP to audit our consolidated financial statements for the year ended March 31, 2000. There were no disagreements between us and our prior accountants, McGladrey & Pullen, LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure up to and including February 11, 2000. The audit opinion of McGladrey & Pullen, LLP for the fiscal year March 31, 1999 did not contain an adverse option or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope or accounting principles.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits in our registration statement.

   We are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports and other information with the Securities and Exchange Commission. These reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at regional public reference facilities maintained by the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at (http://www.sec.gov).

                                  PEMSTAR INC.

                         INDEX TO FINANCIAL STATEMENTS

Pemstar Inc.:
Report of Independent Auditors--Ernst & Young LLP........................   F-2
Report of Independent Auditors--McGladrey & Pullen, LLP..................   F-3
Consolidated Balance Sheets as of March 31, 2000 and 2001................   F-4
Consolidated Statements of Income for the Years Ended March 31, 1999,
 2000 and 2001...........................................................   F-5
Consolidated Statements of Shareholders' Equity for the Years Ended March
 31, 1999, 2000 and 2001.................................................   F-6
Consolidated Statements of Cash Flows for the Years Ended March 31, 1999,
 2000 and 2001...........................................................   F-7
Notes to Consolidated Financial Statements...............................   F-8
Turtle Mountain Corporation:
Report of Independent Auditors--Ernst & Young LLP........................  F-21
Balance Sheets as of October 31, 1998 and October 30, 1999 and April 1,
 2000 (unaudited)........................................................  F-22
Statements of Income and Retained Earnings for the Years Ended November
 1, 1997, October 31, 1998 and October 30, 1999, and the Five Months
 Ended March 27, 1999 (unaudited) and April 1, 2000 (unaudited)..........  F-23
Statements of Cash Flows for the Years Ended November 1, 1997, October
 31, 1998 and October 30, 1999, and the Five Months Ended March 27, 1999
 (unaudited) and April 1, 2000 (unaudited)...............................  F-24
Notes to Financial Statements............................................  F-25

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Directors of Pemstar Inc.

   We have audited the accompanying consolidated balance sheets of Pemstar Inc. as of March 31, 2000 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pemstar Inc. at March 31, 2000 and 2001 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
April 30, 2001

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Directors of Pemstar Inc.

   We have audited the consolidated statements of income, shareholders' equity, and cash flows for the year ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the Company's consolidated results of operations, changes in shareholders' equity and cash flows for the year ended March 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ McGLADREY & PULLEN, LLP

Rochester, Minnesota
May 10, 1999

                                  PEMSTAR INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                March 31,
                                                            ------------------
                                                              2000      2001
                                                            --------  --------
Assets
Current assets:
 Cash and cash equivalents................................. $  2,727  $  5,882
 Restricted cash...........................................      528       459
 Accounts receivable, net..................................   60,061   106,510
 Inventories, net..........................................   64,437   113,421
 Deferred income taxes.....................................    2,232     1,322
 Prepaid expenses and other................................    3,458    15,572
                                                            --------  --------
   Total current assets....................................  133,443   243,166
 Property and equipment, net...............................   34,933    73,806
 Goodwill, net.............................................   20,691    29,164
 Other assets..............................................    1,384     2,048
 Deferred income taxes.....................................      --        893
                                                            --------  --------
   Total Assets............................................ $190,451  $349,077
                                                            ========  ========
                                                                March 31,
                                                            ------------------
                                                              2000      2001
                                                            --------  --------
Liabilities and Shareholders' Equity
Current liabilities:
 Bank overdrafts........................................... $ 10,213  $ 13,443
 Accounts payable..........................................   47,138    70,791
 Accrued expenses and other................................    9,740    12,762
 Income taxes payable......................................    1,474     1,197
 Current maturities of long-term debt......................   12,930     9,041
 Current maturities of capital lease obligations...........    2,299     4,081
                                                            --------  --------
   Total current liabilities...............................   83,794   111,315
Long-term debt, less current maturities....................   51,114    75,136
Capital lease obligations, less current maturities.........    4,067     9,737
Other deferred credits.....................................    2,237     2,177
Deferred income taxes......................................       17       --
Redeemable stock:
 Series A preferred stock, $0.01 par value; 570 shares
  issued and outstanding in 2000...........................    8,549       --
 Series B preferred stock, $0.01 per share; 1,000 shares
  issued and outstanding in 2000...........................   18,000       --
Shareholders' equity:
 Common stock, $0.01 par value; 150,000 shares authorized;
  shares issued and outstanding; 2000--13,819 shares;
  2001--28,294 shares......................................      138       283
 Additional paid-in capital................................   15,395   137,139
 Accumulated other comprehensive loss......................     (772)   (2,299)
 Retained earnings.........................................   11,170    17,853
 Loans to shareholders.....................................   (3,258)   (2,264)
                                                            --------  --------
   Total shareholders' equity..............................   22,673   150,712
                                                            --------  --------
   Total liabilities and shareholders' equity.............. $190,451  $349,077
                                                            ========  ========

                            See accompanying notes.

                                  PEMSTAR INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                                                    Year Ended March 31,
                                                 ----------------------------
                                                   1999      2000      2001
                                                 --------  --------  --------
Net sales....................................... $187,381  $393,842  $635,307
Cost of goods sold..............................  172,219   363,974   581,278
                                                 --------  --------  --------
Gross profit....................................   15,162    29,868    54,029
Selling, general and administrative expenses....   10,955    21,576    37,366
Amortization....................................      190     1,281     1,961
                                                 --------  --------  --------
Operating income................................    4,017     7,011    14,702
Other income (expense)--net.....................     (438)      (74)      967
Interest expense................................     (640)   (3,588)   (7,550)
                                                 --------  --------  --------
Income before income taxes......................    2,939     3,349     8,119
Income tax expense..............................    1,273       698     1,436
                                                 --------  --------  --------
Net income...................................... $  1,666  $  2,651  $  6,683
                                                 ========  ========  ========
Net income per common share:
  Basic......................................... $   0.15  $   0.23  $   0.29
  Diluted.......................................     0.12      0.15      0.25
Shares used in computing net income per common
 share:
  Basic.........................................   10,897    11,503    23,013
  Diluted.......................................   14,143    17,167    26,943


                            See accompanying notes.

                                  PEMSTAR INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                     Accumulated
                          Common Stock   Additional     Other
                          --------------  Paid-In   Comprehensive Retained    Loans to
                          Shares  Amount  Capital       Loss      Earnings  Shareholders  Total
                          ------  ------ ---------- ------------- --------  ------------ --------
Balance, March 31,
 1998...................  10,404   $104   $  4,019     $   --     $ 6,871     $   --     $ 10,994
Issuance of common stock
 upon exercise of stock
 options................     111      1         45         --         --          --           46
Issuance of common
 stock..................     783      8      3,907         --         --          --        3,915
Repurchase of common
 stock..................     (28)   --         (22)        --         (12)        --          (34)
Comprehensive income:
  Net income............     --     --         --          --       1,666         --        1,666
  Foreign currency
   translation
   adjustment...........     --     --         --          (32)       --          --          (32)
                                                                                         --------
  Comprehensive income..     --     --         --          --         --          --        1,634
                          ------   ----   --------     -------    -------     -------    --------
Balance, March 31,
 1999...................  11,270    113      7,949         (32)     8,525         --       16,555
Issuance of common stock
 upon exercise of stock
 options................   1,565     15      2,410         --         --       (1,855)        570
Issuance of common
 stock..................     985     10      4,913         --         --       (1,403)      3,520
Repurchase of common
 stock..................      (1)   --         --          --          (6)        --           (6)
Comprehensive income:
  Net income............     --     --         --          --       2,651         --        2,651
  Foreign currency
   translation
   adjustment...........     --     --         --         (740)       --          --         (740)
                                                                                         --------
  Comprehensive income..     --     --         --          --         --          --        1,911
Other...................     --     --         123         --         --          --          123
                          ------   ----   --------     -------    -------     -------    --------
Balance, March 31,
 2000...................  13,819    138     15,395        (772)    11,170      (3,258)     22,673
Issuance of common stock
 upon exercise of stock
 options................     449      4      1,437         --         --         (200)      1,241
Payments on loans to
 shareholders                --     --         --          --         --        1,194       1,194
Issuance of common
 stock..................   9,316     94     93,805         --         --          --       93,899
Conversion of redeemable
 stock..................   4,710     47     26,502         --         --          --       26,549
Comprehensive income:
  Net income............     --     --         --          --       6,683         --        6,683
  Foreign currency
   translation
   adjustment...........     --     --         --       (1,527)       --          --       (1,527)
                                                                                         --------
  Comprehensive income..     --     --         --          --         --          --        5,156
                          ------   ----   --------     -------    -------     -------    --------
Balance, March 31,
 2001...................  28,294   $283   $137,139     $(2,299)   $17,853     $(2,264)   $150,712
                          ======   ====   ========     =======    =======     =======    ========

                            See accompanying notes.

                                  PEMSTAR INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                     Year Ended March 31,
                                                   ---------------------------
                                                    1999      2000      2001
                                                   -------  --------  --------
Cash flows from operating activities:
 Net income....................................... $ 1,666  $  2,651  $  6,683
 Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
 Depreciation.....................................   3,331     7,455    12,097
 Amortization.....................................     190     1,281     1,961
 Deferred income taxes............................     151    (2,179)     (146)
 (Gain) loss on sale of property and equipment....     377       (42)     (417)
 Issuance of stock options for services...........     --        150       --
 Other deferred credits...........................    (670)     (571)     (292)
 Changes in operating assets and liabilities:
  Accounts receivable.............................     439   (23,828)  (41,563)
  Inventories.....................................   2,418   (22,962)  (43,222)
  Recoverable income taxes........................  (1,214)    1,889       --
  Prepaid expenses and other......................  (1,127)     (343)  (12,620)
  Accounts payable................................  (5,733)   15,404    21,149
  Accrued expenses and other......................     237       870     2,151
                                                   -------  --------  --------
   Net cash (used in) provided by operating
    activities....................................      65   (20,225)  (54,219)
Cash flows from investing activities:
 Decrease in restricted cash......................     583       155        10
 Business acquisitions, net of cash acquired......     --    (39,473)  (21,225)
 Proceeds from sale of property and equipment.....   3,085       122     1,073
 Purchases of property and equipment..............  (8,657)  (13,415)  (42,542)
                                                   -------  --------  --------
   Net cash used in investing activities..........  (4,989)  (52,611)  (62,684)
Cash flows from financing activities:
 Bank overdrafts..................................  (1,273)    8,569     3,242
 Proceeds from common stock sales.................     --        --     93,899
 Proceeds from exercise of stock options..........      46       802     1,241
 Payments on loans to shareholders ...............     --        --      1.194
 Repurchase of common stock.......................     (34)       (6)      --
 Proceeds from private placement offering.........     --     18,000       --
 Proceeds from minority interest shareholder......     296       --        --
 Proceeds from sale and leaseback.................     --        --      4,060
 Principal payments on long-term borrowings.......  (1,879)   (4,645)  (94,457)
 Proceeds from long-term borrowings...............   5,956    52,892   110,968
 Debt placement costs.............................    (556)     (878)     (635)
                                                   -------  --------  --------
   Net cash provided by financing activities......   2,556    74,734   119,512
Effect of exchange rate changes on cash...........     --          2       546
                                                   -------  --------  --------
Net increase (decrease) in cash and cash
 equivalents......................................  (2,368)    1,900     3,155
Cash and cash equivalents:
 Beginning of year................................   3,195       827     2,727
                                                   -------  --------  --------
 End of year...................................... $   827  $  2,727  $  5,882
                                                   =======  ========  ========

                            See accompanying notes.

                                  PEMSTAR INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in thousands, except per share amounts)

Note 1. Nature of Business and Significant Accounting Policies

   Business--Pemstar Inc. (the "Company") is a leading provider of electronics manufacturing services to original equipment manufacturers in the communications, computing, data storage, industrial and medical equipment sectors. The Company provides its services to customers on a global basis through manufacturing facilities located in the North America, Asia, Europe and South America.

   Principles of consolidation--The accompanying financial statements include the accounts of Pemstar Inc., its majority-owned subsidiaries and the Company's share of net earnings or losses of fifty percent or less owned companies accounted for using the equity method. All material intercompany accounts and transactions are eliminated in the consolidated financial statements.

   Revenue recognition--Revenue from the sale of products is recognized when the product is shipped to the customer. In limited circumstances, although the physical product remains on the Company's premises at the request of the customer, when title to and risks and rewards of ownership have contractually passed to the customer revenue is recognized in accordance with the guidance of Staff Accounting Bulletin No. 101. Revenue from design, development and engineering services is recognized when the services are performed and collectibility is reasonably certain. The Company warrants a majority of its products against defects for up to 90 days. Product warranty expenses are recorded as products are returned and are not material to the Company's financial statements.

   Cash and cash equivalents--The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost which approximates market value.

   Inventories--Inventories are stated at the lower of cost (first-in, first-out method) or market and include freight-in, materials, labor and manufacturing overhead costs.

   Property and equipment--Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

                                                                       Number of
                                                                         Years
                                                                       ---------
   Buildings and improvements.........................................  4 to 40
   Machinery and equipment............................................   4 to 5
   Furniture and fixtures.............................................  2 to 10
   Computer hardware and software.....................................        4

   Amortization of assets acquired under capital leases is included with depreciation expense.

   Goodwill and other intangible assets--Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized on a straight-line basis over 20 years. Other intangible assets principally consist of debt financing costs that are being amortized over the terms of the applicable agreement.

   Long-lived assets--The Company follows Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


   Estimated warranty claim--The Company sells its products with a warranty that provides for repairs or replacements of any defective workmanship for a three-month period after the sale. Based upon historical experience the accrual for warranty claims is not material at March 31, 2000 and 2001.

   Foreign currency--Foreign currency denominated assets and liabilities are translated into United States dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is recorded as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in net other income or expense.

   Shipping and handling fees--The Company classifies costs associated with shipping and handling fees as a component of cost of goods sold. Customer billings related to shipping and handling fees are reported as net sales.

   Income taxes--The Company accounts for income taxes following the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires that deferred income taxes be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

   Research and development--Research and development costs are expensed when incurred and totaled $387, $410 and $489 for the years ended March 31, 1999, 2000 and 2001, respectively.

   Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Comprehensive income--Comprehensive income reflects the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for foreign currency translation adjustments.

   Stock-based compensation--The Company accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Compensation expense is recorded on the date stock options are granted only if the current fair value of the underlying stock exceeds the exercise price of the option.

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


   Net income per common share--The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic net income per share is computed based upon the weighted average number of common shares issued and outstanding during each year. Diluted net income per share amounts assume conversion, exercise or issuance of all potential common stock instruments (stock options as discussed in Note 15 and convertible preferred stock as discussed in Note 13). The following table reflects the components of common shares outstanding in accordance with SFAS No. 128:

                                                          Year Ended March 31,
                                                          --------------------
                                                           1999   2000   2001
                                                          ------ ------ ------
Weighted average common shares outstanding--basic........ 10,897 11,503 23,013
Effect of dilutive securities:
  Preferred stock conversion.............................  1,710  4,144  1,677
  Stock options..........................................  1,536  1,520  2,253
                                                          ------ ------ ------
Shares used in computing net income per common share--
 diluted................................................. 14,143 17,167 26,943
                                                          ====== ====== ======

   New accounting pronouncements--In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity recognize all derivatives as either assets or liabilities at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company adopted SFAS No. 133 effective April 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Company's financial position or its results of operations.

   Reclassification--Certain prior year amounts have been reclassified to conform with the current year presentation.

Note 2. Acquisitions

   In June 1999, the Company acquired Quadrus, Inc., a division of Bell Microproducts, Inc. Quadrus is a provider of electronic manufacturing services to original equipment manufacturers. The purchase price of $34,966 was funded through the issuance of Series B preferred stock in the aggregate amount of $18,000 to certain of the Company's existing investors, with the remaining amount funded by borrowings under the Company's operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $12,346 has been recorded as goodwill and is being amortized over an estimated useful life of 20 years.

   In August 2000, the Company acquired Turtle Mountain Corporation. Turtle Mountain is an electronics manufacturing services provider for commercial and military customers. The purchase price of $20,638, including liabilities assumed was funded with proceeds of a term loan of $9,500 with the remainder borrowed under the Company's operating line of credit. The transaction was accounted for as a purchase. Accordingly, the net assets and operating results have been included in the Company's financial statements from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired of $9,680 has been recorded as goodwill and is being amortized over an estimated useful life of 20 years.

   The following unaudited pro forma combined summary statement of income for the years ended March 31, 1999, 2000 and 2001 was prepared in accordance with Accounting Principles Board Opinion No. 16 and assumes the acquisitions had occurred at the beginning of the periods presented. The following pro forma

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)

data reflect adjustments for interest expense, amortization of goodwill and depreciation of fixed assets. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the future results of the Company.

             Unaudited Pro Forma Consolidated Statements of Income

                                                       Year Ended March 31,
                                                    ---------------------------
                                                      1999      2000     2001
                                                    --------  -------- --------
   Net sales....................................... $273,480  $436,891 $650,904
   Net income (loss)...............................   (2,591)      218    6,944
   Net income (loss) per share--basic.............. $  (0.24) $   0.02 $   0.30
   Net income (loss) per share--diluted............    (0.24)     0.01     0.26

Note 3. Accounts Receivable

   Accounts receivable consists of the following:

                                                                 March 31,
                                                              -----------------
                                                               2000      2001
                                                              -------  --------
   Accounts receivable....................................... $60,614  $107,744
   Less allowance for doubtful accounts......................    (553)   (1,234)
                                                              -------  --------
                                                              $60,061  $106,510
                                                              =======  ========

Note 4. Inventories

   Inventories consist of the following:

                                                                 March 31,
                                                              -----------------
                                                               2000      2001
                                                              -------  --------
   Raw materials............................................. $49,948  $ 94,971
   Work in process...........................................   8,675    11,042
   Finished goods............................................   6,387     9,562
   Less allowance for inventory obsolescence.................    (573)   (2,154)
                                                              -------  --------
                                                              $64,437  $113,421
                                                              =======  ========

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


Note 5. Property and Equipment

   Property and equipment consists of the following:

                                                                 March 31,
                                                             ------------------
                                                               2000      2001
                                                             --------  --------
   Land..................................................... $  1,022  $  1,812
   Buildings and improvements...............................   11,818    15,860
   Machinery and equipment..................................   27,388    54,150
   Computer hardware and software...........................    7,595    12,360
   Construction in progress.................................    1,131    11,538
                                                             --------  --------
                                                               48,954    95,720
   Less accumulated depreciation............................  (14,021)  (21,914)
                                                             --------  --------
                                                             $ 34,933  $ 73,806
                                                             ========  ========

Note 6. Goodwill

   Goodwill consists of the following:

                                                                  March 31,
                                                               ----------------
                                                                2000     2001
                                                               -------  -------
   Goodwill................................................... $21,717  $31,570
   Less accumulated amortization..............................  (1,026) (2,406)
                                                               -------  -------
                                                               $20,691  $29,164
                                                               =======  =======

Note 7. Other Assets

   Other assets consist of the following:

                                                                     March 31,
                                                                   -------------
                                                                    2000   2001
                                                                   ------ ------
   Restricted cash................................................ $  182 $  240
   Other intangible assets, net of accumulated amortization -
    2000--$299; 2001--$865........................................  1,055  1,093
   Other..........................................................    147    715
                                                                   ------ ------
                                                                   $1,384 $2,048
                                                                   ====== ======

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


Note 8. Financing Arrangements

   Long-term debt consists of the following:

                                                               March 31,
                                                            -----------------
                                                              2000     2001
                                                            --------  -------
   Revolving credit facilities, interest at prime plus a
    margin ranging from 50 to 200 basis points or LIBOR
    plus a margin ranging from 225 to 375 basis points
    (10.21% at March 31, 2000 and 8.91% at March 31,
    2001)..................................................  $56,557  $62,866

   Note payable bearing interest at prime plus 2.00%
    (10.00% at March 31, 2001), interest due monthly.
    Quarterly payments of principal ranging from $400 to
    $1,450 are due through June 2004. The note is
    unsecured..............................................      --     8,500

   Note payable bearing interest at 10.8%, due in monthly
    payments of principal and interest of $55 through
    September 2003, with a final balloon payment of $790
    due October 2003. The Company has an option to extend
    the final balloon payment for 24 months. The note is
    secured by equipment...................................      --     2,043

   Bonds payable to the City of Rochester with variable
    interest rates ranging from 4.20% to 6.25%, interest
    due monthly. Annual principal payments ranging from $75
    to $285 are due through June 2018......................    5,510    4,990
   Other...................................................    1,977    5,778
                                                            --------  -------
                                                              64,044   84,177
   Less current maturities.................................  (12,930)  (9,041)
                                                            --------  -------
                                                            $ 51,114  $75,136
                                                            ========  =======


   Payment of the bonds is secured by irrevocable letters of credit in favor of the trustee in the amount of $5,081 expiring August 2003. The Company is required to maintain letters of credit sufficient to pay all outstanding principal and interest under the bonds. Interest on the bonds is variable and is payable monthly until, at the option of the Company with the consent of US Bank, the rate is fixed (conversion date). In the event the Company exercises its option to convert the interest rate on the bonds from a variable rate to a fixed rate, a remarketing agent, currently FBS Investment Services, Inc., shall determine the fixed rate in accordance with a remarketing agreement. Upon exercise of this option, a mandatory tender date shall occur on which date the bonds are called and reissued. Prior to the conversion date, the holders of the bonds may require the trustee to purchase the bonds at a price equal to the principal amount thereof plus accrued interest thereon. Upon presentation for redemption, the remarketing agent will attempt to resell the bonds at a price that is not less than par. Bond sinking funds and proceeds from the bonds, to the extent unused, are reported as restricted cash.

   Aggregate maturities of long-term debt are as follows:

   Year Ending March 31:
     2002............................................................... $ 9,041
     2003...............................................................  64,503
     2004...............................................................   4,580
     2005...............................................................   1,730
     2006...............................................................     291
     Thereafter.........................................................   4,032
                                                                         -------
                                                                         $84,177
                                                                         =======

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


   The Company has Revolving Credit Facilities with US Bank and IBM Credit Corporation totaling $80,000 ($40,000-- "Revolver A" and $40,000--"Revolver B", respectively) for revolving credit loans and letter of credit which expire on Revolver A--August 2002 and Revolver B--May 2002. Advances under the Revolving Credit Facilities, which is limited to the lesser of the facility amount or the available borrowing base calculated as a percentage of eligible accounts receivable and inventory balance, bear interest at prime or LIBOR plus a margin depending on the ratio of consolidated senior debt to EBITDA. The Company is obligated to pay a monthly fee of 0.25% to 0.375% on the unused portion of the facilities. The Revolving Credit Facilities are collateralized by substantially all domestic non-real estate assets of the Company. The lender for Revolver B is also a major customer of the Company. In addition, the Company has letters of credit totaling $5,695 outstanding as of March 31, 2001.

   The Company also has, through one of its subsidiaries, a separate line of credit totaling $3,257. Advances under the line of credit bear interest at the bank's base rate plus 1.5% (7.0% at March 31, 2001). The line of credit is secured by the inventory and receivables of the subsidiary and the corporate guarantee of the Company.

   Notes payable totaling $972 are subordinated to the Revolving Credit Facilities. The financing arrangements are subject to certain covenants that require the Company to maintain certain financial ratios, including minimum liquidity and debt coverage, and limit investments and cash distributions.

Note 9. Other Income (Expense)--Net

   The other income and expense consists of the following:

                                                               March 31,
                                                            ------------------
                                                            1999   2000   2001
                                                            -----  -----  ----
   Foreign currency gains.................................. $ --   $ 243  $507
   Minority interest in net (income)/loss of consolidated
    subsidiaries...........................................  (277)  (191)   84
   Net other income (expense)..............................  (161)  (126)  376
                                                            -----  -----  ----
                                                            $(438) $ (74) $967
                                                            =====  =====  ====

Note 10. Fair Value of Financial Instruments

   The carrying values of cash and cash equivalents, and accounts receivable and payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of the Company's revolving line of credit and long-term notes approximate fair value because the majority of the amounts outstanding accrue interest at variable rates.

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


Note 11. Commitments and Contingencies

   The Company has various capital and operating leases which expire on various dates through 2013. Future minimum payments under both capital leases and operating leases are as follows:

                                                              Capital  Operating
                                                              Leases    Leases
                                                              -------  ---------
   Fiscal Year Ending March 31:
     2002.................................................... $ 4,454   $ 7,723
     2003....................................................   4,252     6,882
     2004....................................................   4,035     5,872
     2005....................................................   2,188     3,846
     2006....................................................     150     3,896
     Thereafter..............................................     --      6,908
                                                              -------   -------
   Total minimum lease payments..............................  15,079   $35,127
                                                                        =======
   Less amount representing interest.........................  (1,261)
                                                              -------
   Present value of minimum lease payment....................  13,818
   Less current portion......................................  (4,081)
                                                              -------
                                                              $ 9,737
                                                              =======

   Property and equipment includes the following amounts for capitalized leases:

                                                                   March 31,
                                                                 ---------------
                                                                  2000    2001
                                                                 ------  -------
   Machinery and equipment...................................... $5,189  $12,294
   Furniture and fixtures.......................................     84      645
   Computer hardware and software...............................  2,019    5,049
                                                                 ------  -------
                                                                  7,292   17,988
   Less accumulated depreciation................................   (719) (3,479)
                                                                 ------  -------
                                                                 $6,573  $14,509
                                                                 ======  =======

   Total rent expense recognized under operating leases for the years ended March 31, 1999, 2000 and 2001 totaled $1,567, $3,027 and $5,175, respectively.

Note 12. Income Taxes

   Income before income taxes consisted of the following:

                                                            Year Ended March 31,
                                                            --------------------
                                                             1999   2000   2001
                                                            ------ ------ ------
   Domestic................................................ $1,837 $2,485 $3,403
   Foreign.................................................  1,102    864  4,716
                                                            ------ ------ ------
                                                            $2,939 $3,349 $8,119
                                                            ====== ====== ======

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


   The provision for income taxes consisted of the following:

                                                         Year Ended March 31,
                                                        -----------------------
                                                         1999   2000     2001
                                                        ------ -------  -------
   Current:
     Domestic.......................................... $  624 $ 2,378  $ 2,500
     Foreign...........................................    498     499     (918)
                                                        ------ -------  -------
                                                         1,122   2,877    1,582
   Deferred:
     Domestic..........................................    151  (1,678)  (1,247)
     Foreign...........................................    --     (501)   1,101
                                                        ------ -------  -------
                                                           151  (2,179)    (146)
                                                        ------ -------  -------
                                                        $1,273 $   698  $ 1,436
                                                        ====== =======  =======

   A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows:

                                                        Year Ended March 31,
                                                        ----------------------
                                                         1999   2000    2001
                                                        ------ ------  -------
   Computed "expected" tax rate.......................  $  999 $1,139  $ 2,761
   Increase (decrease) in income taxes resulting from:
     State taxes, net of credits and federal income
      tax benefit.....................................      80   (289)     105
     Benefit of foreign sales corporation.............     --     --      (244)
     Foreign taxes....................................     108   (296)  (1,284)
     Other............................................      86    144       98
                                                        ------ ------  -------
                                                        $1,273 $  698  $ 1,436
                                                        ====== ======  =======

   A summary of deferred tax assets (liabilities) is as follows:

                                                                 March 31,
                                                               ---------------
                                                                2000    2001
                                                               ------  -------
   Deferred tax assets:
     Deferred revenue......................................... $  794  $   730
     Expenses accelerated for financial reporting purposes....  1,135    1,665
     Foreign net operating losses.............................    492    1,002
     State tax credits........................................    523      866
     Other....................................................    139       48
                                                               ------  -------
   Total deferred tax assets..................................  3,083    4,311
   Deferred tax liabilities:
     Unbilled services........................................   (495)     --
     Foreign expenses accelerated for tax purposes............    --    (1,611)
     Accounting basis of assets in excess of tax basis........   (373)    (485)
                                                               ------  -------
   Total deferred tax liabilities.............................   (868)  (2,096)
                                                               ------  -------
   Net deferred tax asset..................................... $2,215  $ 2,215
                                                               ======  =======

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


   No provision has been made for U.S. income taxes related to undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. The Company had approximately $2,623 of foreign net operating loss carryforwards, which have an unlimited carryforward period. The state tax credit carryforwards of $1,311 expire at varying dates through 2016. The foreign tax expense was decreased by $231 ($0.02 and $0.01 per share on a basic and diluted basis, respectively) in fiscal 2000 and by $480 ($0.02 and $0.02 per share on a basic and diluted basis, respectively) in fiscal 2001 as a result of the benefit of a tax holiday. This holiday ran at full relief of the normal income tax rate of 15% through December 31, 2000, and will continue at half rate thereafter through December 31, 2002.

Note 13. Mandatory Redeemable and Convertible Preferred Stock

   The Company has authorized 5,000 shares of $0.01 par value preferred stock. As of March 31, 2000, 667 shares, of which 570 were outstanding, were designated as Series A, and 1,000 shares were designated and outstanding as Series B. The preferred stock was automatically converted into 4,710 shares of common stock at conversion prices of $5.00 per share for Series A and $6.00 per share for Series B for upon the completion of the Company's initial public offering in August 2000.

Note 14. Geographic and Concentration of Credit Risk Information

   The Company derives its revenue from one reportable segment, electronic manufacturing services.

   The following is a summary of net sales and long-lived assets by geographic location:

                                                              March 31,
                                                      --------------------------
                                                        1999     2000     2001
                                                      -------- -------- --------
   Net sales:
     United States................................... $176,373 $318,616 $529,907
     Asia............................................   11,008   44,314   72,982
     Europe..........................................      --    30,912   32,418
                                                      -------- -------- --------
                                                      $187,381 $393,842 $635,307
                                                      ======== ======== ========
   Long-lived assets:
     United States................................... $ 19,546 $ 42,463 $ 67,018
     Asia............................................    3,538   10,421   33,860
     Europe..........................................      --     4,124    5,033
                                                      -------- -------- --------
                                                      $ 23,084 $ 57,008 $105,911
                                                      ======== ======== ========

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Sales of the Company's products are concentrated among specific customers in the same industry. The Company generally does not require collateral. The Company considers concentrations of credit risk in establishing the allowance for doubtful accounts and believes the recorded amount is adequate.

   Customers that accounted for more than 10% of consolidated net sales are as follows:

                                                                    March 31,
                                                                  ----------------
                                                                  1999  2000  2001
                                                                  ----  ----  ----
   Customer A....................................................  64%   37%   23%
   Customer B....................................................  11    15    16
   Customer C....................................................  --    --    11

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


   As of March 31, 2000 and 2001, receivables from these customers represented 33% and 29% of total accounts receivable, respectively.

Note 15. Shareholders' Equity

   In August and September of 2000, the Company sold 9,280 shares in an initial public offering from which the Company received net proceeds of $93,617.

   The Company has reserved 302 shares of common stock for issuance to board members and employees under incentive stock option and purchase plans approved by shareholders. Current exercisable options are granted at prices equal to the fair market value on the dates of grant. All options are exercisable over a ten-year period.

   Grants under stock option plans are accounted for using APB No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under these stock option plans as the exercise price equaled the fair market value of the stock on the date of grant. Had compensation cost for stock option grants been based on the grant date fair values of awards (the method described in SFAS No. 123), reported net income would have been reduced to the pro forma amounts reported below.

                                                               March 31,
                                                          ---------------------
                                                           1999   2000    2001
                                                          ------ ------  ------
Net income (loss):
  As reported............................................ $1,666 $2,651  $6,683
  Pro forma..............................................  1,451 (4,499)  4,207
Basic earnings (loss) per share:
  As reported............................................ $ 0.15 $ 0.23  $ 0.29
  Pro forma..............................................   0.13  (0.39)   0.18
Diluted earnings (loss) per share:
  As reported............................................ $ 0.12 $ 0.15  $ 0.25
  Pro forma..............................................   0.10  (0.39)   0.16

   The fair value of each option grant has been estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions: dividend rate of 0% for all years; risk-free interest rates of 5.53%, 6.13% and 5.70% for 1999, 2000 and 2001, respectively, volatility factor of expected market price of our common stock of .3, .5 and 1.4 for 1999, 2000 and 2001, respectively, and expected lives of ten years.

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


   Following is a summary of stock option activity for the fiscal years ended March 31:

                                  1999              2000             2001
                             ---------------- ----------------- ----------------
                                     Weighted          Weighted         Weighted
                                     Average           Average          Average
                                     Exercise          Exercise         Exercise
                             Shares   Price   Shares    Price   Shares   Price
                             ------  -------- -------  -------- ------  --------
Outstanding, beginning of
 year......................   1,866   $0.65     2,173   $1.40    3,845   $ 3.91
Granted....................     418    4.52     3,269    4.39    1,189    11.44
Exercised/forfeited........    (111)   0.39    (1,597)   1.47     (615)    3.96
                             ------           -------           ------
Outstanding, end of year...   2,173    1.40     3,845    3.91    4,419     5.93
                             ======           =======           ======
Exercisable, end of year...     937    0.57     3,029    4.18    3,081     5.08
Weighted average fair value
 per share of options
 granted during the year...  $ 2.85           $  2.35           $10.92

   At March 31, 2001, the options outstanding have average remaining contractual lives and exercise prices as follows:

                                      Average
            Shares                Contractual Life                           Exercise Price
            ------                ----------------                           --------------
            3,305                    8.1 years                               $0.33 - $ 5.00
            1,114                    9.3 years                                 6.06 - 23.31

   As of March 31, 2000 and 2001, the Company had loans outstanding to shareholders in connection with the exercise of stock options for the purchase of 1,008 and 624 shares, respectively. Loans totaling $2,064 and $200 are due in March, 2002, and December, 2002, respectively, and bear interest at 6.0% to 6.5%. The loans are secured by the shares of common stock purchased and provide for full recourse against the respective shareholder's personal assets.

Note 16. Employee Benefit Plans

Retirement Plans

   The Company sponsors various employee retirement savings plans that allow qualified employees to provide for their retirement on a tax-deferred basis. In accordance with the terms of the retirement savings plans, the Company is required to match certain of the participants' contributions and/or provide employer contributions based on the Company's performance and other factors. Employer contributions for the years ended March 31, 1999, 2000 and 2001 totaled $295, $413 and $1,063, respectively.

   The Company sponsors a defined benefit retirement plan program at its Netherlands facility. As of March 31, 2001, the fair value of the plan assets and projected benefit obligations were $3,895 and $3,615, respectively. Expenses associated with this plan totalled $62 and $295 for the years ended March 21, 2000 and 2001, respectively.

Employee Stock Purchase Plan

   During 2001, the Company established an employee stock discount purchase plan which provides for the sale of up to 500 shares of the Company's common stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company's common stock at the date of purchase, as defined. During the year ended March 31, 2001, 36 shares of common stock were issued to employees pursuant to this plan. The weighted average fair value of shares sold in 2001 was $7.85.

                                  PEMSTAR INC.

                    (in thousands, except per share amounts)


Note 17. Supplemental Cash Flow Information

                                                          Year Ended March 31,
                                                          ---------------------
                                                           1999   2000   2001
                                                          ------ ------ -------
   Supplemental disclosures for cash flow information:
     Cash payments for:
       Interest.......................................... $  643 $3,555 $ 7,344
       Income taxes......................................  2,332  1,197   1,797
   Supplemental schedule of non-cash investing and
    financing activities:
     Property and equipment acquired through capital
      lease agreements................................... $   71 $2,514 $11,166
     Purchase of minority interest in consolidated
      subsidiary through issuance of common stock
      (acquired 30% and 25% interests by issuing 783 and
      653 shares in August, 1998 and January, 2000,
      respectively)......................................  3,915  3,263     --

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Turtle Mountain Corporation

   We have audited the accompanying balance sheets of Turtle Mountain Corporation as of October 30, 1999 and October 31, 1998, and the related statements of income and retained earnings and cash flows for each of the three years in the period ended October 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turtle Mountain Corporation at October 30, 1999 and October 31, 1998, and the results of its operations and its cash flows for each of the three years in the period ended October 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Minneapolis, Minnesota
December 8, 1999

                          TURTLE MOUNTAIN CORPORATION

                                 BALANCE SHEETS

                                           October 31, October 30,  April 1,
                                              1998        1999        2000
                                           ----------- ----------- -----------
                                                                   (Unaudited)
Assets
Current assets:
  Cash.................................... $   49,558  $    27,174 $    59,001
  Accounts receivable, less allowance of
   $25,000................................  4,442,970    4,990,727   4,165,070
  Inventories:
    Raw materials.........................  1,257,291    2,037,447   3,309,273
    Work in process.......................    922,195      404,846   1,134,891
  Prepaid expenses........................     17,564       14,935      34,852
  Deferred income taxes...................     34,000       34,000      34,000
                                           ----------  ----------- -----------
Total current assets......................  6,723,578    7,509,129   8,737,087
Property and equipment, less accumulated
 depreciation and amortization............  2,186,301    2,516,955   2,476,640
Other assets..............................    150,846      155,906     160,921
                                           ----------  ----------- -----------
                                           $9,060,725  $10,181,990 $11,374,648
                                           ==========  =========== ===========
Liabilities and stockholders' equity
Current liabilities:
  Note payable, bank...................... $  400,000  $   550,000 $ 1,200,000
  Accounts payable........................  1,645,552    1,348,244   1,744,904
  Accrued expenses........................    472,398      514,439     324,914
  Income taxes payable....................    107,689      144,926     246,672
  Current portion of long-term debt.......    534,497      576,701     576,701
                                           ----------  ----------- -----------
Total current liabilities.................  3,160,136    3,134,310   4,093,191
Long-term debt............................  1,231,391    1,166,367   1,095,374
Deferred income taxes.....................    107,000      137,000     137,000
Stockholders' equity:
  Common stock--no par value:
    Authorized shares--1,000,000
    Issued and outstanding shares--
     83,240--1998,
     83,800--1999 and 84,260--2000........     21,054       29,810      37,002
Retained earnings.........................  4,541,144    5,714,503   6,012,081
                                           ----------  ----------- -----------
                                            4,562,198    5,744,313   6,049,083
                                           ----------  ----------- -----------
                                           $9,060,725  $10,181,990 $11,374,648
                                           ==========  =========== ===========

                            See accompanying notes.

                          TURTLE MOUNTAIN CORPORATION

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                      Year ended                    Five Months ended
                          -------------------------------------  ------------------------
                          November 1,  October 31,  October 30,   March 27,    April 1,
                             1997         1998         1999         1999         2000
                          -----------  -----------  -----------  -----------  -----------
                                                                 (Unaudited)  (Unaudited)
Net sales...............  $25,541,301  $29,365,455  $27,108,613  $8,972,136   $10,782,444
Cost of goods sold......   22,678,387   25,630,186   23,545,358   8,065,198     9,626,345
                          -----------  -----------  -----------  ----------   -----------
Gross profit............    2,862,914    3,735,269    3,563,255     906,938     1,156,099
Selling, general and
 administrative
 expenses...............    1,361,901    1,579,834    1,601,499     552,527       626,087
                          -----------  -----------  -----------  ----------   -----------
Income from operations..    1,501,013    2,155,435    1,961,756     354,411       530,012
Other income (expense):
  Interest expense......     (296,159)    (226,507)    (172,992)    (51,372)      (75,021)
  Other income..........       91,036      204,085      143,595      71,354        36,874
                          -----------  -----------  -----------  ----------   -----------
                            (205,123)      (22,422)     (29,397)     19,982       (38,147)
                          -----------  -----------  -----------  ----------   -----------
Income before income
 taxes..................    1,295,890    2,133,013    1,932,359     374,393       491,865
Provision for income
 taxes..................      515,000      842,000      759,000     154,000       194,287
                          -----------  -----------  -----------  ----------   -----------
Net income..............      780,890    1,291,013    1,173,359     220,393       297,578
Retained earnings:
  Balance, beginning of
   period...............    2,469,241    3,250,131    4,541,144   4,541,144     5,714,503
                          -----------  -----------  -----------  ----------   -----------
  Balance, end of
   period...............  $ 3,250,131  $ 4,541,144  $ 5,714,503  $4,761,537   $ 6,012,081
                          ===========  ===========  ===========  ==========   ===========



                            See accompanying notes.

                          TURTLE MOUNTAIN CORPORATION

                            STATEMENTS OF CASH FLOWS

                                      Year ended                   Five Months ended
                          ------------------------------------  ------------------------
                          November 1,  October 31,   October     March 27,    April 1,
                             1997         1998       30, 1999      1999         2000
                          -----------  -----------  ----------  -----------  -----------
                                                                (Unaudited)  (Unaudited)
Operating activities
Net income..............  $   780,890  $ 1,291,013  $1,173,359  $   220,393  $   297,578
Adjustments to reconcile
 net income to net cash
 provided by (used in)
 operating activities:
  Depreciation..........      471,447      536,526     615,252      225,000      317,500
  Gain on sale of
   assets...............          --           --       (3,966)         --           --
  Deferred income
   taxes................       25,000      (34,000)     30,000          --           --
  Changes in operating
   assets and
   liabilities:
    Accounts
     receivable.........      (82,302)    (162,717)   (547,757)   1,468,814      825,657
    Inventories and
     prepaid expenses...     (871,607)   1,046,581    (260,178)  (1,935,050)  (2,021,788)
    Other assets........       (1,065)     (17,091)     (5,060)    (341,260)      (5,015)
    Accounts payable and
     accrued expenses       1,013,840    (888,211)   (255,267)      489,754      207,135
    Income taxes payable
     or refundable......     (439,887)     244,404      37,237      100,370      101,746
                          -----------  -----------  ----------  -----------  -----------
Net cash provided by
 (used in) operating
 activities.............      896,316    2,016,505     783,620      228,021     (277,187)
Investing activities
Proceeds from sale of
 equipment..............          --           --        5,500          --           --
Purchase of property and
 equipment..............   (1,150,296)    (633,829)   (947,440)    (487,263)    (277,185)
                          -----------  -----------  ----------  -----------  -----------
Net cash used in
 investing activities...   (1,150,296)    (633,829)   (941,940)    (487,263)    (277,185)
Financing activities
Proceeds from long-term
 borrowings.............      695,158      639,358     496,530      200,000          --
Principal payments of
 long-term debt.........     (554,804)    (407,674)   (519,350)    (240,541)     (70,993)
Net increase (decrease)
 in short-term bank
 debt...................      205,000   (1,675,000)    150,000      275,000      650,000
Proceeds from sale of
 common stock...........        3,671       10,527       8,756          --         7,192
                          -----------  -----------  ----------  -----------  -----------
Net cash provided by
 (used in) financing
 activities.............      349,025   (1,432,789)    135,936      234,459      586,199
                          -----------  -----------  ----------  -----------  -----------
Increase (decrease) in
 cash...................       95,045      (50,113)    (22,384)     (24,783)      31,827
Cash, beginning of
 period.................        4,626       99,671      49,558       49,558       27,174
                          -----------  -----------  ----------  -----------  -----------
Cash, end of period.....  $    99,671  $    49,558  $   27,174  $    24,775  $    59,001
                          ===========  ===========  ==========  ===========  ===========
Interest paid...........  $   284,323  $   225,308  $  174,214  $    69,330  $    92,913
Income tax paid.........      954,200      668,400     692,000       53,630       92,541

                            See accompanying notes.

                          TURTLE MOUNTAIN CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

 Nature of Business

   Turtle Mountain Corporation is a full-service contract manufacturer of high quality electronics for commercial and military customers.

 Definition of Fiscal Year

   The Company's fiscal year is a fifty-two/fifty-three week period ending the Saturday closest to October 31.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

 Accounting for Long-Lived Assets

   The Company records losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

 Inventories

   Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis.

 Property and Equipment

   Property and equipment are stated at cost and are depreciated on the straight-line basis over their estimated useful lives of three to ten years. Data processing equipment under capital lease and leasehold improvements are being amortized over the lives of their respective leases.

 Income Taxes

   Income taxes are accounted for under the liability method.

 Revenue Recognition

   Revenues from sales are recognized upon shipment of the finished product to the end customer. The Company warrants its products for up to two years from sale date. Product warranty expenses are recorded as products are returned and are not material to the Company's financial statements.

 Interim Financial Statements

   The interim financial statements for the five months ended March 31, 1999 and 2000 are unaudited an have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results of the entire year.

                          TURTLE MOUNTAIN CORPORATION

2. Property and Equipment

   Property and equipment consists of the following:

                                                           October    October
                                                           31, 1998   30, 1999
                                                          ---------- ----------
      Machinery and equipment............................ $3,778,563 $4,625,519
      Furniture and fixtures.............................    170,115    119,917
      Data processing equipment..........................    515,373    551,236
      Delivery equipment.................................    158,026    204,167
      Leasehold improvements.............................    237,922    238,469
      Building...........................................    796,692    788,633
                                                          ---------- ----------
                                                           5,656,691  6,527,941
      Less accumulated depreciation and amortization.....  3,470,390  4,010,986
                                                          ---------- ----------
                                                          $2,186,301 $2,516,955
                                                          ========== ==========

3. Note Payable, Bank

   Note payable, bank represents borrowings on a $2,750,000 revolving note which is part of a bank credit agreement. The revolving note balance bears interest at prime (8.25% at October 30, 1999). Accounts receivable, inventories, equipment and life insurance contracts are pledged as collateral on the credit agreement. The note is also guaranteed by officers of the Company and is available through March 31, 2000.

   The agreement contains certain covenants which require the Company to maintain a minimum current ratio, debt to tangible net worth ratio, debt service ratio, tangible net worth and retained earnings; restrict borrowings, payments on subordinated debt and expenditures for fixed assets; and prohibit dividend payments.

                          TURTLE MOUNTAIN CORPORATION

4. Long-Term Debt

   The long-term debt of the Company is as follows:

                                                        October 31, October 30,
                                                           1998        1999
                                                        ----------- -----------
   Note payable to bank (as part of credit agreement),
    interest at 7/8% over prime, payable in $14,825
    monthly installments plus interest, maturing in
    2003..............................................  $  441,470  $  537,091
   Note payable to bank (as part of credit agreement),
    interest at 1% over prime, payable in $14,425
    monthly installments, maturing in 2000............     302,039     149,893
   Note payable to bank (as part of credit agreement),
    interest at .5% over prime, payable in $10,417
    monthly installments, maturing in 2004............          --     338,000
   Note payable to North Central Planning Council,
    interest at 6%, payable in monthly installments of
    $8,751, maturing in 2000, secured by all equipment
    and fixtures acquired with loan proceeds,
    inventories and accounts receivable, and the plant
    building..........................................     139,902      40,925
   Note payable to City of Dunseith, North Dakota,
    interest at 6%, payable in $20,457 annual
    installments, maturing in 2021. Secured by
    building addition and equipment purchased with
    proceeds..........................................     262,888     257,431
   Note payable to bank (as part of credit agreement),
    interest at 1% over prime, payable in $8,333
    monthly installments, maturing in 2002............     325,000     225,000
   Note payable to North Central Electric Cooperative,
    North Dakota, no interest, payable in monthly
    installments of $5,000, maturing in 2000, secured
    by equipment acquired with proceeds. Maximum
    borrowings available up to $300,000. Guaranteed by
    a letter of credit................................     100,000      40,000
   Two notes payable to the City of Dunseith, North
    Dakota, interest at 6%, payable in annual
    installments of $11,359, maturing in April 2008,
    and in annual installments of $16,702 maturing in
    November 2002, secured by equipment and building
    improvements acquired with proceeds. Maximum
    borrowings available up to $228,000. Personal
    guarantee by the Company's majority owners........     153,960     135,136
   Note payable to Community Development Corp.,
    interest at 6%, payable in monthly installments of
    $228, maturing in 2004, unsecured.................      12,563      10,526
   Note payable to City of Dunseith, North Dakota, no
    interest, payable in monthly installments of $178,
    maturing in 2003, unsecured.......................      11,200       9,066
   Other..............................................      16,866          --
                                                        ----------  ----------
                                                         1,765,888   1,743,068
   Less current portion...............................     534,497     576,701
                                                        ----------  ----------
                                                        $1,231,391  $1,166,367
                                                        ==========  ==========

                          TURTLE MOUNTAIN CORPORATION

   The loan agreement with the North Central Planning Council (NCPC) contains restrictive covenants which include limitations on dividend distributions, working capital base and sale of assets purchased with NCPC funds. This debt is subordinated to the revolving note payable.

   Aggregate maturities of long-term debt for each of the next five fiscal years are as follows at October 30, 1999:

      2000........................................................... $  576,701
      2001...........................................................    402,349
      2002...........................................................    343,552
      2003...........................................................    138,574
      2004...........................................................     17,182
      Thereafter.....................................................    264,711
                                                                      ----------
                                                                      $1,743,069
                                                                      ==========

5. Lease Commitments

   The Company leases some of its office and warehouse facilities under operating leases that expire at various dates through 2007. Certain leases require the payment of property taxes, insurance and maintenance costs in addition to the basic rents. Rent expense for fiscal 1999 and 1998 was $71,809 and $71,419, respectively.

   The following is a schedule of future minimum rental payments for operating leases that have initial or remaining non-cancelable terms in excess of one year at October 30, 1999:

                                                                       Operating
                                                                        Leases
                                                                       ---------
      Year ending in fiscal:
        2000.......................................................... $ 46,341
        2001..........................................................   33,842
        2002..........................................................   27,761
        2003..........................................................   23,195
        2004..........................................................   22,129
      Thereafter......................................................   97,145
                                                                       --------
      Total minimum obligations....................................... $250,413
                                                                       ========

6. Income Taxes

   The provision for income taxes consists of the following for the fiscal period ended:

                                                         October 31, October 30,
                                                            1998        1999
                                                         ----------- -----------
      Currently payable:
        Federal income taxes............................  $715,000    $596,000
        State income taxes..............................   161,000     133,000
                                                          --------    --------
                                                           876,000     729,000
      Deferred income taxes.............................   (34,000)     30,000
                                                          --------    --------
      Net tax expense...................................  $842,000    $759,000
                                                          ========    ========

                          TURTLE MOUNTAIN CORPORATION

   Deferred income taxes arise from the recognition of certain items of expense in different years for tax and financial statement purposes. The principal source of the deferred tax liability is the difference in inventory costs and the use of accelerated depreciation methods for tax purposes. The deferred tax assets relate to accrued vacation costs and the inventory reserves. Total deferred tax assets are $34,000 and $34,000 and total deferred tax liabilities are $137,000 and $107,000, as of October 30, 1999 and October 31, 1998,
respectively. The tax rate is a blend of the federal and state rates.

7. Transactions with Related Party

   Two officers who own 78% of the common stock of the Company also own 37% of the common stock of Turtle Mountain Chiptronics, Inc. (TMC, Inc.). Sales to TMC, Inc. were $22,493,724 and $23,862,012 in fiscal 1999 and 1998, respectively, and accounts receivable from TMC, Inc. were $4,338,526 and $4,061,329 at October 30, 1999 and October 31, 1998, respectively.

8. Major Customers

   Three customers accounted for 65% of sales during fiscal 1999, and three customers accounted for 66% of sales during fiscal 1998. Net sales to customers which accounted for 10% or more of net sales are as follows:

                                                         October 31, October 31,
                                                            1998        1999
                                                         ----------- -----------
      Customer A........................................      41%         41%
      Customer B........................................      14          14
      Customer C........................................      12          14

For purposes of this disclosure, customers of TMC, Inc. are considered customers of the Company.

9. Stock Option Plan

   The Company has a stock option plan which provides for the granting of stock options to key employees and directors at an exercise price not less than the fair market value of the common stock on the date of the grant. The Company has reserved 8,200 shares for issuance. Options may be granted as incentive stock options or as nonstatutory stock options. Stock options vest 20% annually, commencing upon completion of one year of employment subsequent to the date of the grant, and expire ten years from the date of the grant. All options are exercisable in blocks of 20. The following summarizes the stock option transactions during fiscal 1999 and 1998:

                                                                Weighted Average
                                                        Shares   Exercise Price
                                                        ------  ----------------
      Options outstanding November 1, 1997............. 5,960        $19.49
        Exercised......................................  (600)        17.55
                                                        -----
      Options outstanding October 31, 1998............. 5,360         19.71
        Exercised......................................  (560)        15.64
                                                        -----
      Options outstanding October 30, 1999............. 4,800        $17.62
                                                        =====

   At October 30, 1999, 4,160 options are vested and exercisable with a weighted average exercise price of $19.32. Options outstanding have exercise prices that range from $10.89 to $28.43 per share. The weighted average remaining contractual life for these options is 4.88 years as of October 30, 1999.

                          TURTLE MOUNTAIN CORPORATION

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   The effect of applying FASB 123's fair value method to the Company's stock-based awards results in net income that is not materially different from the amounts reported in 1999 and 1998.

10. Employee Retirement Plan

   The Company has adopted a 401(k) retirement plan. The plan covers substantially all employees meeting minimum eligibility requirements. Under the plan, employees may contribute up to 18% of their compensation with matching contribution by the Company determined annually at the discretion of the Board of Directors. The Company recognized $30,000 and $25,555 of 401(k) matching expense in fiscal years 1999 and 1998, respectively.

                              [LOGO OF WATERMARK]
                                5,125,000 Shares






                                  Common Stock

                                  -----------

                                   PROSPECTUS
                                       , 2001

                                  -----------

                        Joint Book-Running Managers

                                Lehman Brothers

                                    JPMorgan

                                  -----------

                               Robertson Stephens

                               CIBC World Markets

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   Except as set forth below the following fees and expenses will be paid by Pemstar in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

      SEC registration fee............................................ $ 17,350
      NASD filing fee................................................. $  7,440
      Nasdaq National Market listing fee.............................. $ 35,000
      Legal fees and expenses......................................... $175,000
      Accounting fees and expenses.................................... $100,000
      Transfer Agent's and Registrar's fees........................... $ 10,000
      Printing and engraving expenses................................. $100,000
      Miscellaneous................................................... $ 55,210
                                                                       --------
      Total........................................................... $500,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

   Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefore by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

   Provisions regarding indemnification of officers and directors of Pemstar to the extent permitted by Section 302A.521 are contained in Pemstar's articles of incorporation and bylaws.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, the registrant sold the following securities that were not registered under the Securities Act. No underwriting commission or discount was paid in connection with any of the sales.

  (1) Between May 16, 1997 and May 16, 2000, we sold 1,664,358 shares of common stock to various employees, directors, consultants and advisors pursuant to the exercise of outstanding options for an aggregate of $1,133,452.26 cash in reliance upon Rule 701 of the Securities Act.

  (2) On May 19, 1997 we sold 15,000 shares of common stock for $7,500 cash to one employee in reliance upon the exemption contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

  (3) In 1997 we entered into a joint venture with Italade Technology of Thailand to form Italade Pemstar Limited. Pursuant to the terms of the joint venture agreement, we acquired Italade Technology's joint venture interest in Italade Pemstar Limited in exchange for 2,610,000 shares of our common stock. The sales were made in reliance upon the exemptions contained in Regulation S of the Securities Act for sales to non U.S. persons and in Section 4(2) of the Securities Act for transactions not involving a public offering.

  (4) On September 30, 1997, we sold 270,000 shares of common stock for $221,400 cash to eight officers (who were also directors of the registrant) and to one other accredited investor in reliance upon the exemption contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

  (5) In February 1998, we sold 285,102 shares of common stock for $1,425,510 cash to various accredited investors in a private placement in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

  (6) In February and March 1998, we sold 569,966 shares of Series A preferred stock for $8,549,490 cash to two accredited investors in a private placement in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

  (7) In June 1999, we sold 1,000,000 shares of Series B preferred stock for $18,000,000 cash to three accredited investors in a private placement in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

  (8) In September 1999, we sold 300 shares of common stock for $1500 cash upon the exercise of a stock option previously granted to one employee in reliance upon the exemption contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

  (9) In March 2000, we sold 332,250 shares of common stock for $348,750 cash and $1,312,500 in promissory notes to four officers and 11 managerial level employees in reliance upon the exemption contained in Section 4(2) of the Securities Act for transactions not involving a public offering. The registrant believes that the Section 4(2) exemption was available based on the financial and other information provided to (or made available to) the purchasers and the representations made by the purchasers in their subscription agreements as to their knowledge and experience in financial and business matters, their ability to evaluate the risks and merits of the prospective investment, the suitability of the investment for them and their ability to bear the risks of the investment. All purchasers represented that they purchased for investment purposes only and received share certificates that were legended to restrict transferability except in compliance with the Securities Act.

  (10) In March 2000, we sold 296,298 shares of common stock for $1,481,490 cash upon the exercise of stock options previously granted to four officers and eight managerial level employees in reliance upon the exemption contained in Section 4(2) of the Securities Act for transactions not involving a public offering. The registrant believes that the Section 4(2) exemption was available based on the financial and other information provided to (or made available to) the purchasers and based on the purchasers' position at the registrant. All purchasers represented that they purchased for investment purposes only and received share certificates that were legended to restrict transferability except in compliance with the Securities Act.

  (11) Between May 17, 2000 and June 21, 2000, we sold 49,050 shares of common stock to various employees pursuant to the exercise of outstanding options for an aggregate of $33,691 cash in reliance upon Rule 701 of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)  Exhibits

   Number Description
   ------ -----------
     1.1  Form of Underwriting Agreement.
     3.1  Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1
          (File No. 333-37162)).
     3.2  Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1
          (File No. 333-37162)).
     4.1  Form of Certificate of Common Stock of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on
          Form S-1 (File No. 333-37162)).
     4.2  Form of Rights Agreement, dated as of , 2000, between the Company and
                         , as Rights Agent (incorporated by reference to
          Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File
          No. 333-37162)).
     4.3  Credit Agreement between the Company and U.S. Bank National
          Association, as amended on August 31, 1999, October 14, 1999,
          November 23, 1999, December 20, 1999, March 13, 2000, May 5, 2000 and
          August 1, 2000 (incorporated by reference to Exhibit 4.3 to the
          Company's Registration Statement on Form S-1 (File No. 333-37162)).
     4.4  Amendment No. 8, dated December 2000, to the Credit Agreement, referenced at Exhibit 4.3 above.
     4.5  Revolving Credit Agreement, dated as of May 5, 2000, between the
          Company and IBM Credit Corporation, as amended on August 1, 2000
          (incorporated by reference to Exhibit 4.4 to the Company's
          Registration Statement on Form S-1 (File No. 333-37162)).
     4.6  ING Bank District Oost Nederland Credit Facility, dated May 26, 1999
          (incorporated by reference to Exhibit 4.5 to the Company's
          Registration Statement on Form S-1 (File No. 333-37162)).
     4.7  The Company agrees to furnish supplementally to the Securities and
          Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt not being filed as an exhibit in reliance on Item 601(b)(4)(iii)(A) of Regulation S-K (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement
          on Form S-1 (File No. 333-37162)).
     5.1  Opinion of Dorsey & Whitney LLP.
    10.1  Asset Purchase Agreement dated as of April 30, 1999, by and between the Company and Bell Microproducts, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1
          (File No. 333-37162))
    10.2  Supply Agreement dated April 30, 1999, between the Company, Fluke
          Corporation and Fluke Industrial B.V. (incorporated by reference to
          Exhibit 10.3 to the Company's Registration Statement on Form S-1
          (File No. 333-37162))
    10.3  Form of Change in Control Agreement (incorporated by reference to
          Exhibit 10.4 to the Company's Registration Statement on Form S-1
          (File No. 333-37162)).
    10.4  Form of Promissory Note (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 333-
          37162)).
    10.5  Form of Promissory Note (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-
          37162)).
    10.6  Series A Stock Purchase Agreement, dated as of February 12, 1998, between the Company and the parties names therein (amended),
          (incorporated by reference to Exhibit 10.7 to the Company's
          Registration Statement on Form S-1 (File No. 333-37162)).
    10.7  First Amendment to Series A Stock Purchase Agreement, dated as of
          March 27, 1998, between the Company and the parties named therein
          (incorporated by reference to Exhibit 10.8 to the Company's
          Registration Statement on Form S-1 (File No. 333-37162)).

   Number Description
   ------ -----------
   10.8   Series B Stock Purchase Agreement, dated as of June 7, 1999, between the Company and the parties named therein (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1
          (File No. 333-37162)).
   10.9   First Amended and Restated Investor Rights Agreement, dated as of
          June 7, 1999 between the Company and certain shareholders
          (incorporated by reference to Exhibit 10.10 to the Company's
          Registration Statement on Form S-1 (File No. 333-37162)).
   10.10  First Amended and Restated Shareholders' Agreement dated June 7,
          1997, between the Company and certain shareholders (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on
          Form S-1 (File No. 333-37162)).
   10.11  Pemstar Inc. 1994 Stock Option Plan (incorporated by reference to
          Exhibit 10.12 to the Company's Registration Statement on Form S-1
          (File No. 333-37162)).
   10.12  Pemstar Inc. 1995 Stock Option Plan (incorporated by reference to
          Exhibit 10.13 to the Company's Registration Statement on Form S-1
          (File No. 333-37162)).
   10.13  Pemstar Inc. 1997 Stock Option Plan (incorporated by reference to
          Exhibit 10.14 to the Company's Registration Statement on Form S-1
          (File No. 333-37162)).
   10.14  Pemstar Inc. Amended and Restated 1999 Stock Option Plan
          (incorporated by reference to Exhibit 10.15 to the Company's
          Registration Statement on Form S-1 (File No. 333-37162)).
   10.15  Pemstar Inc. 2000 Stock Option Plan (incorporated by reference to
          Exhibit 10.16 to the Company's Registration Statement on Form S-1
          (File No. 333-37162)).
   10.16  Supplementary Contract, dated March 24, 2000, between Pemstar
          (Tianjin) Enterprise Co. Ltd. and Tianjin Yat-Sen Scientific-
          Industrial Park International, Inc. (incorporated by reference to
          Exhibit 10.17 to the Company's Registration Statement on Form S-1
          (File No. 333-37162))
   10.17  Lease Agreement, dated June 4, 1997, between Italade Technology
          (Thailand) Limited and Italade-Pemstar Limited (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on
          Form S-1 (File No. 333-37162)).
   10.18  Lease, dated June 29, 1998, between the Company and Leslie E. Nelson as Trustee of the Leslie E. Nelson Revocable Trust dated December 20,
          1994, as amended (incorporated by reference to Exhibit 10.19 to the
          Company's Registration Statement on Form S-1 (File No. 333-37162)).
   10.19  Sub-Lease Agreement, dated February 3, 1999, between Hongguan
          Technologies (S) Pte. Ltd. and Pemstar-Hongguan Pte. Ltd.
          (incorporated by reference to Exhibit 10.20 to the Company's
          Registration Statement on Form S-1 (File No. 333-37162))
   10.20  Lease Agreement dated September 30, 1998, between Guadalajara
          Industrial Technologico, S.A. de C.V. and Pemstar de Mexico S.A. de
          C.V. (incorporated by reference to Exhibit 10.21 to the Company's
          Registration Statement on Form S-1 (File No. 333-37162))
   10.21  Sublease for Office Premises, dated May 1, 1999, between Pemstar B.V.
          and Fluke Industrial B.V. and Lease Agreement for Office Premises
          dated July 11, 1997 between Fortress Beheer I B.V. & Garden End
          Building B.V. and Fluke Industrial B.V. (incorporated by reference to
          Exhibit 10.22 to the Company's Registration Statement on Form S-1
          (File No. 333-37162)).
   10.22  Sublease Assignment Agreement dated June 8, 1999 between the Company and Bell Microproducts, Inc. (incorporated by reference to Exhibit
          10.23 to the Company's Registration Statement on Form S-1 (File No.
          333-37162)).
   10.23  Employee Stock Purchase Plan (incorporated by reference to Exhibit
          10.24 to the Company's Registration Statement on Form S-1 (File No.
          333-37162)).
   10.24  Stock Purchase Agreement dated as of June 20, 2000, between the
          Company and John Miller, Robert Wilmot, Robert Wilmot Family
          Charitable Remainder Trust, Chris Wilmot, Matthew Wilmot, Jessica
          Wilmot, Damian Wilmot, Patricia Miller, Brett McAtee, Michael Miller,
          Willard Patty, Keith Knudson, Kim Johnson, Greg Berginski and Michael
          Kelly (incorporated by reference to Exhibit 10.25 to the Company's
          Registration Statement on Form S-1 (File No. 333-37162)).

   Number Description
   ------ -----------
   10.25  Promissory Note dated October 4, 2000 between the Company and General
          Electric Capital Corporation (incorporated by reference to Exhibit
          10(i) to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2000 (File No. 000-31223)).
   10.26  Land and Factory Lease Agreement dated April 27, 2000 between the
          Company and Thai Factory Development Public Company Limited
          (incorporated by reference to Exhibit 10(ii) to the Company's
          Quarterly Report on Form 10-Q for the period ending September 30,
          2000 (File No. 000-31223)).
   10.27  Master Lease Agreement dated November 1, 2000 between the Company and
          GE Capital (Thailand) Ltd. (incorporated by reference to Exhibit
          10(iii) to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2000 (File No.  000-31223)).
   10.28  Lease Agreement dated August, 2000 between Pemstar De Mexico, S.A. de
          C.V. and Guadalajara Industrial Tecnologico, S.A. de C.V.
          (incorporated by reference to Exhibit 10(iv) to the Company's
          Quarterly Report on Form 10-Q for the period ending September 30,
          2000 (File No. 000-31223)).
   10.29  Rental Agreement dated September 28, 2000 between Pemstar B.V. and GE
          Capital B.V. (incorporated by reference to Exhibit 10(v) to the
          Company's Quarterly Report on Form 10-Q for the period ending
          September 30, 2000 (File No. 000-31223)).
   10.30  Multi-Tenant Industrial Triple Net Lease dated March 12, 2000 between the Company and Senter Road, LLC (incorporated by reference to
          Exhibit 10(vi) to the Company's Quarterly Report on Form 10-Q for the
          period ending September 30, 2000 (File No. 000-31223)).
   10.31  Stock Purchase Agreement between the Company and HongGuan
          Technologies PTE Ltd. dated November 15, 2000 (incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form
          10-Q for the period ending December 31, 2000 (File No. 000-31223)).
   10.32  Banking Facility Agreement between Pemstar (Thailand) Ltd. and HSBC dated November 10, 2000 (incorporated by reference to Exhibit 10(ii)
          to the Company's Quarterly Report on Form 10-Q for the period ending
          December 31, 2000 (File No. 000-31223)).
   10.33  Lease Agreement dated April 30, 2001, between the Company and James
          F. Matthews and Judith Matthews.
   10.34  Asset Purchase Agreement dated as of May 7, 2001, between the
          Company, U.S. Assemblies New England, Inc., MATCO Electronics Group,
          Inc. and James F. Matthews.
   10.35  Lease Agreement, dated September 15, 2000, between Pemstar (Tianjin)
          Enterprise Co. Ltd. and Tianjin Yat-Sen Scientific Industrial Park
          International, Inc.
   10.36  Promissory Note date December 20, 2000 between the Company and Allen
          J. Benning (incorporated by reference to Exhibit 10.6 to the
          Company's Registration Statement on Form S-1 (File No. 333-37162)).
   10.37  Lease Agreement, dated April 22, 1981, between the City of Dunseith,
          North Dakota and Turtle Mountain Corporation.
   16.1   Statement Regarding Change in Certifying Accountant.
   21.1   Subsidiaries of the Company (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-1 (File No. 333-
          37162)).
   23.1   Consent of McGladrey & Pullen.
   23.2   Consent of Ernst & Young.
   23.3   Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
   24.1   Powers of Attorney.

--------
  *  To be filed by amendment.
  **  Filed herewith.

(b)  Financial Statement Schedules

   The following financial statement schedules are filed herewith:

  Schedule II: Report of Independent Auditors--Ernst & Young LLP
  Schedule II: Report of Independent Auditors--McGladrey & Pullen, LLP
  Schedule II: Valuation and Qualifying Accounts

Item 17. Undertakings

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of Minnesota, on June 7, 2001.

                                          PEMSTAR INC.

                                                   /s/ Allen J. Berning
                                          By: _________________________________
                                             Allen J. Berning
                                             Chairman and Chief Executive
                                              Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

                  Signature                           Title                Date
                  ---------                           -----                ----

            /s/ Allen J. Berning             Chairman, Chief           June 7, 2001
                                             Executive Officer and
                                             Director (principal
                                             executive officer)
 ___________________________________________
              Allen J. Berning
           /s/ William J. Kullback           Chief Financial Officer   June 7, 2001
                                             (principal financial
                                             officer and principal
                                             accounting officer)
 ___________________________________________
             William J. Kullback

                      *                      Director
 ___________________________________________
              William B. Leary

                      *                      Director
 ___________________________________________
              Robert R. Murphy

                      *                      Director
 ___________________________________________
              Steve V. Petracca

                      *                      Director
 ___________________________________________
               Karl D. Shurson

                      *                      Director
 ___________________________________________
              Robert D. Ahmann

                      *                      Director
 ___________________________________________
              Thomas A. Burton

                      *                      Director
 ___________________________________________
            Hargopal (Paul) Singh

                  Signature                    Title        Date
                  ---------                    -----        ----

                      *                      Director
 ___________________________________________
               Gregory S. Lea

                      *                      Director
 ___________________________________________
               Bruce M. Jaffe
 *By:    /s/ William J. Kullback                        June 7, 2001
 ___________________________________________
             William J. Kullback
              Attorney-in-Fact

                                                                     SCHEDULE II

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Directors of Pemstar Inc.

   We have audited the consolidated financial statements of Pemstar Inc. as of March 31, 2001 and 2000, and for the years then ended, and have issued our report thereon dated April 30, 2001 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                          /s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
April 30, 2001

                                                                     SCHEDULE II

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Directors of Pemstar Inc.

   Our audit was made for the purpose of forming an opinion on the 1999 basic consolidated financial statements taken as a whole. The consolidated supplemental Schedule II listed as Item 16(b) of the registration statement is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic consolidated financial statements. The information for the year ended 1999 in this schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

                                          /s/ McGLADREY & PULLEN, LLP

Rochester, Minnesota
May 10, 1999

Schedule II--Valuation and Qualifying Accounts

Pemstar Inc.

          Col. A              Col. B         Col. C          Col. D    Col. E
          ------            ---------- ------------------- ----------- -------
                                            Additions
                                       -------------------
                                       Charged  Charge to              Balance
                            Balance at to Costs   Other                at End
                            Beginning    and    Accounts-- Deductions    of
        Description         of Period  Expenses Described  Described-- Period
        -----------         ---------- -------- ---------- ----------- -------
                                          (Amounts in thousands)
YEAR ENDED MARCH 31, 2001
Reserve and allowances
 deducted from accounts:
  Allowance for
   uncollectible accounts..    $553     $  696    $ --        $ 15(1)  $1,234
  Allowance for inventory
   obsolescence............     573      1,747      --         166(2)   2,154
YEAR ENDED MARCH 31, 2000
Reserve and allowances
 deducted from accounts:
  Allowance for
   uncollectible accounts..      53        545      --          45(1)     553
  Allowance for inventory
   obsolescence............     --         573      --         --         573
YEAR ENDED MARCH 31, 1999
Reserve and allowances
 deducted from accounts:
  Allowance for
   uncollectible accounts..       6         74      --          27(1)      53

--------
(1)  Write-off of accounts receivable determined to be uncollectable.
(2)  Disposal of obsolete inventories.

                                 EXHIBIT INDEX

 Number Description
 ------ -----------
   1.1  Form of Underwriting Agreement.
   3.1  Articles of Incorporation of the Company (incorporated by reference to
        Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File
        No. 333-37162)).
   3.2  Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1
        (File No. 333-37162)).
   4.1  Form of Certificate of Common Stock of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on
        Form S-1 (File No. 333-37162)).
   4.2  Form of Rights Agreement, dated as of , 2000, between the Company and
                       , as Rights Agent (incorporated by reference to Exhibit
        4.2 to the Company's Registration Statement on Form S-1 (File No. 333-
        37162)).
   4.3  Credit Agreement between the Company and U.S. Bank National
        Association, as amended on August 31, 1999, October 14, 1999, November
        23, 1999, December 20, 1999, March 13, 2000, May 5, 2000 and August 1,
        2000 (incorporated by reference to Exhibit 4.3 to the Company's
        Registration Statement on Form S-1 (File No. 333-37162)).
   4.4  Amendment No. 8, dated December 2000, to the Credit Agreement, referenced at Exhibit 4.3 above.
   4.5  Revolving Credit Agreement, dated as of May 5, 2000, between the
        Company and IBM Credit Corporation, as amended on August 1, 2000
        (incorporated by reference to Exhibit 4.4 to the Company's Registration
        Statement on Form S-1 (File No. 333-37162)).
   4.6  ING Bank District Oost Nederland Credit Facility, dated May 26, 1999
        (incorporated by reference to Exhibit 4.5 to the Company's Registration
        Statement on Form S-1 (File No. 333-37162)).
   4.7  The Company agrees to furnish supplementally to the Securities and
        Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt not being filed as an exhibit in reliance on Item 601(b)(4)(iii)(A) of Regulation S-K (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on
        Form S-1 (File No. 333-37162)).
   5.1  Opinion of Dorsey & Whitney LLP.
  10.1  Asset Purchase Agreement dated as of April 30, 1999, by and between the
        Company and Bell Microproducts, Inc. (incorporated by reference to
        Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File
        No. 333-37162))
  10.2  Supply Agreement dated April 30, 1999, between the Company, Fluke
        Corporation and Fluke Industrial B.V. (incorporated by reference to
        Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File
        No. 333-37162))
  10.3  Form of Change in Control Agreement (incorporated by reference to
        Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File
        No. 333-37162)).
  10.4  Form of Promissory Note (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).
  10.5  Form of Promissory Note (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-37162)).
  10.7  First Amendment to Series A Stock Purchase Agreement, dated as of March
        27, 1998, between the Company and the parties named therein
        (incorporated by reference to Exhibit 10.8 to the Company's
        Registration Statement on Form S-1 (File No. 333-37162)).
  10.8  Series B Stock Purchase Agreement, dated as of June 7, 1999, between the Company and the parties named therein (incorporated by reference to
        Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File
        No. 333-37162)).
  10.9  First Amended and Restated Investor Rights Agreement, dated as of June
        7, 1999 between the Company and certain shareholders (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on
        Form S-1 (File No. 333-37162)).

 Number Description
 ------ -----------
 10.10  First Amended and Restated Shareholders' Agreement dated June 7, 1997, between the Company and certain shareholders (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1
        (File No. 333-37162)).
 10.11  Pemstar Inc. 1994 Stock Option Plan (incorporated by reference to
        Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File
        No. 333-37162)).
 10.12  Pemstar Inc. 1995 Stock Option Plan (incorporated by reference to
        Exhibit 10.13 to the Company's Registration Statement on Form S-1 (File
        No. 333-37162)).
 10.13  Pemstar Inc. 1997 Stock Option Plan (incorporated by reference to
        Exhibit 10.14 to the Company's Registration Statement on Form S-1 (File
        No. 333-37162)).
 10.14  Pemstar Inc. Amended and Restated 1999 Stock Option Plan (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement
        on Form S-1 (File No. 333-37162)).
 10.15  Pemstar Inc. 2000 Stock Option Plan (incorporated by reference to
        Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File
        No. 333-37162)).
 10.16  Supplementary Contract, dated March 24, 2000, between Pemstar (Tianjin)
        Enterprise Co. Ltd. and Tianjin Yat-Sen Scientific-Industrial Park
        International, Inc. (incorporated by reference to Exhibit 10.17 to the
        Company's Registration Statement on Form S-1 (File No. 333-37162))
 10.17  Lease Agreement, dated June 4, 1997, between Italade Technology
        (Thailand) Limited and Italade-Pemstar Limited (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on
        Form S-1 (File No. 333-37162)).
 10.18  Lease, dated June 29, 1998, between the Company and Leslie E. Nelson as
        Trustee of the Leslie E. Nelson Revocable Trust dated December 20,
        1994, as amended (incorporated by reference to Exhibit 10.19 to the
        Company's Registration Statement on Form S-1 (File No. 333-37162)).
 10.19  Sub-Lease Agreement, dated February 3, 1999, between Hongguan
        Technologies (S) Pte. Ltd. and Pemstar-Hongguan Pte. Ltd. (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement
        on Form S-1 (File No. 333-37162))
 10.20  Lease Agreement dated September 30, 1998, between Guadalajara
        Industrial Technologico, S.A. de C.V. and Pemstar de Mexico S.A. de
        C.V. (incorporated by reference to Exhibit 10.21 to the Company's
        Registration Statement on Form S-1 (File No. 333-37162))
 10.21  Sublease for Office Premises, dated May 1, 1999, between Pemstar B.V.
        and Fluke Industrial B.V. and Lease Agreement for Office Premises dated
        July 11, 1997 between Fortress Beheer I B.V. & Garden End Building B.V.
        and Fluke Industrial B.V. (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (File No. 333-
        37162)).
 10.22  Sublease Assignment Agreement dated June 8, 1999 between the Company and Bell Microproducts, Inc. (incorporated by reference to Exhibit
        10.23 to the Company's Registration Statement on Form S-1 (File No.
        333-37162)).
 10.23  Employee Stock Purchase Plan (incorporated by reference to Exhibit
        10.24 to the Company's Registration Statement on Form S-1 (File No.
        333-37162)).
 10.24  Stock Purchase Agreement dated as of June 20, 2000, between the Company and John Miller, Robert Wilmot, Robert Wilmot Family Charitable
        Remainder Trust, Chris Wilmot, Matthew Wilmot, Jessica Wilmot, Damian
        Wilmot, Patricia Miller, Brett McAtee, Michael Miller, Willard Patty,
        Keith Knudson, Kim Johnson, Greg Berginski and Michael Kelly
        (incorporated by reference to Exhibit 10.25 to the Company's
        Registration Statement on Form S-1 (File No. 333-37162)).
 10.25  Promissory Note dated October 4, 2000 between the Company and General
        Electric Capital Corporation (incorporated by reference to Exhibit
        10(i) to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2000 (File No. 000-31223)).
 10.26  Land and Factory Lease Agreement dated April 27, 2000 between the
        Company and Thai Factory Development Public Company Limited
        (incorporated by reference to Exhibit 10(ii) to the Company's Quarterly
        Report on Form 10-Q for the period ending September 30, 2000 (File No.
        000-31223)).

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

 Number Description
 ------ -----------
 10.27  Master Lease Agreement dated November 1, 2000 between the Company and
        GE Capital (Thailand) Ltd. (incorporated by reference to Exhibit
        10(iii) to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2000 (File No.  000-31223)).
 10.28  Lease Agreement dated August, 2000 between Pemstar De Mexico, S.A. de
        C.V. and Guadalajara Industrial Tecnologico, S.A. de C.V. (incorporated by reference to Exhibit 10(iv) to the Company's Quarterly Report on
        Form 10-Q for the period ending September 30, 2000 (File No. 000-
        31223)).
 10.29  Rental Agreement dated September 28, 2000 between Pemstar B.V. and GE
        Capital B.V. (incorporated by reference to Exhibit 10(v) to the
        Company's Quarterly Report on Form 10-Q for the period ending September
        30, 2000 (File No. 000-31223)).
 10.30  Multi-Tenant Industrial Triple Net Lease dated March 12, 2000 between the Company and Senter Road, LLC (incorporated by reference to Exhibit
        10(vi) to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 2000 (File No. 000-31223)).
 10.31  Stock Purchase Agreement between the Company and HongGuan Technologies
        PTE Ltd. dated November 15, 2000 (incorporated by reference to Exhibit
        10(i) to the Company's Quarterly Report on Form 10-Q for the period ending December 31, 2000 (File No. 000-31223)).
 10.32  Banking Facility Agreement between Pemstar (Thailand) Ltd. and HSBC dated November 10, 2000 (incorporated by reference to Exhibit 10(ii) to the Company's Quarterly Report on Form 10-Q for the period ending
        December 31, 2000 (File No. 000-31223)).
 10.33  Lease Agreement dated April 30, 2001, between the Company and James F.
        Matthews and Judith Matthews.
 10.34  Asset Purchase Agreement dated as of May 7, 2001, between the Company,
        U.S. Assemblies New England, Inc., MATCO Electronics Group, Inc. and
        James F. Matthews.
 10.35  Lease Agreement, dated September 15, 2000, between Pemstar (Tianjin)
        Enterprise Co. Ltd. and Tianjin Yat-Sen Scientific Industrial Park
        International, Inc.
 10.36  Promissory Note date December 20, 2000 between the Company and Allen J.
        Benning (incorporated by reference to Exhibit 10.6 to the Company's
        Registration Statement on Form S-1 (File No. 333-37162)).
 10.37  Lease Agreement, dated April 22, 1981, between the City of Dunseith,
        North Dakota and Turtle Mountain Corporation.
 16.1   Statement Regarding Change in Certifying Accountant.
 21.1   Subsidiaries of the Company (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-1 (File No. 333-
        37162)).
 23.1   Consent of McGladrey & Pullen.
 23.2   Consent of Ernst & Young.
 23.3   Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
 24.1   Powers of Attorney.

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*  To be filed by amendment.
**  Filed herewith.

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